FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

American Home Mortgage Securities LLC	**0001277605**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, September 19, 2005 Series 2005-3	**333-127036**

Name of Person Filing the Document
(If Other than the Registrant)



05066610

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

AMERICAN HOME MORTGAGE
SECURITIES LLC

By: Thomas McDonagh
Name: Thomas McDonagh
Title: EVP

Dated: September 19, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.


American Home Mortgage

September 9, 2005

$[743,247,000]

American Home Mortgage Investment Trust 2005-3
Mortgage-Backed Notes, Series 2005-3

COMPUTATIONAL MATERIALS
Part I of II

American Home Mortgage Securities LLC
Depositor

American Home Mortgage Servicing, Inc.
Servicer

Wells Fargo Bank, N.A.
Master Servicer/Securities Administrator

UBS Investment Bank (lead manager)

Credit Suisse First Boston
Goldman, Sachs & Co.
Lehman Brothers Inc.
Merrill Lynch, Pierce, Fenner & Smith, Inc.
Underwriters


UBS
Investment
Bank

COMPUTATIONAL MATERIALS DISCLAIMER

The analysis in this report is based on information provided by American Home Mortgage Securities LLC (the "Depositor"). These Computational Materials are furnished to you solely by UBS Securities LLC ("UBS") and not by the Issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. The information herein is preliminary and is subject to completion or change. The information in this communication supersedes information contained in any prior similar communication relating to these securities.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be stated herein. As such, no assurance can be given as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. The Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in these Computational Materials has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities has not been filed with the Securities and Exchange Commission. These Computational Materials shall not constitute an offer to sell or the solicitation of any offer to buy, nor shall there be any sale of the securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in these Computational Materials for definitive information on any matter discussed herein. A final prospectus and prospectus supplement may be obtained by contacting the UBS Trading Desk at (212) 713-2680.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY UBS AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. UBS IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.


UBS
Investment
Bank

American Home Mortgage Investment Trust 2005-3
Mortgage-Backed Notes, Series 2005-3
Publicly Offered Note Computational Materials: Term Sheet

$[743,247,000]
American Home Mortgage Securities LLC
Mortgage Backed Notes, Series 2005-3

Class	Approx. Size ($) (1)	Expected Rating S&P/Moodys (2)	Initial CE%(3)	Note Interest Rate	WAL (11)	Collateral	Note Type
				Offered Notes			
I-A1	133,576,000	AAA/Aaa	16.20	LIBOR (4)	3.00	2/1& 3/1 Hybrids 6 mo. ARMs	Group I Super Senior
I-A2	14,842,000	AAA/Aaa	6.20	LIBOR (4)	3.00	2/1& 3/1 Hybrids 6 mo. ARMs	Group I Senior Mezz(12)
II-A	269,675,000	AAA/Aaa	6.20	FIXED (5)	2.54	Conforming 5/1 Hybrids	Group II Senior
III-A	211,248,000	AAA/Aaa	6.20	FIXED (5)	2.53	Non-Conforming 5/1 Hybrids	Group III Senior
IV-A1	8,205,000	AAA/Aaa	6.20	FIXED(6)	6.42	Fixed Rate	Group IV Non-AcceleratingSenior
IV-A2	31,293,000	AAA/Aaa	6.20	LIBOR (7)	1.00	Fixed Rate	Group IV Senior
IV-A3	26,793,000	AAA/Aaa	6.20	FIXED(6)	3.00	Fixed Rate	Group IV Senior
IV-A4	15,763,000	AAA/Aaa	6.20	FIXED(6)	6.80	Fixed Rate	Group IV Senior
M-1	10,617,000	AA+/Aa1	4.80	LIBOR (8)	5.29	Groups I-IV	Crossed Subordinate
M-2	11,376,000	AA+/Aa3	3.30	LIBOR (8)	5.28	Groups I-IV	Crossed Subordinate
M-3	6,067,000	AA/A2	2.50	LIBOR (8)	5.28	Groups I-IV	Crossed Subordinate
M-4	3,792,000	AA-/A3	2.00	LIBOR (8)	5.28	Groups I-IV	Crossed Subordinate
				Non-Offered Securities			
M-5	3,792,000	A+/NR	1.50	FIXED (9)	5.28	Groups I-IV	Crossed Subordinate
M-6	3,792,000	A/NR	1.00	FIXED (9)	5.21	Groups I-IV	Crossed Subordinate
B	7,584,000	BBB/NR	0.00	PO (10)	4.38	Groups I-IV	Crossed Subordinate

(1) Subject to a permitted variance of +/- 10% in aggregate

(2) Rating levels are subject to final approval

(3) Initial credit enhancement for the Notes includes overcollateralization which will initially equal 0.00%. The OC target amount will equal 0.35% of the Cut-Off Date principal balance of the mortgage loans.

(4) The Note Interest Rate for the Class I-A1 Notes and Class I-A2 Notes (together, the "Class I-A Notes") will be an actual/360 floating rate based on the lesser of (i) One-Month LIBOR plus [tbd]% and [tbd]% , respectively, and (ii) [11.00%], subject to the related Available Funds Rate described herein. On the first payment date after the first possible Optional Termination Date, the margin for the Class I-A1 Notes and Class I-A2 Notes will increase to 2 times the original margin.

(5) Up to and including the payment date in July 2010, the Note Interest Rate for the Class II-A Notes and Class III-A Notes will be a 30/360 fixed rate equal to [tbd]% and [tbd]%, respectively, each subject to the related Available Funds Rate described herein. After the payment date in July 2010, the Class II-A Notes and Class III-A Notes will have a 30/360 Note Interest Rate equal to the least of (i) 6-Month LIBOR (which is set every 6 months) plus 1.625%, (ii) [11.00%] and (iii) the related Available Funds Rate.

(6) The Note Interest Rate for the Class IV-A1, Class IV-A3 and Class IV-A4 Notes, will be a 30/360 basis fixed rate equal to [tbd %], [tbd%], and [tbd%] respectively. On the first payment date after the first possible Optional Termination Date, the coupon for the Class IV-A1, Class IV-A3 and Class IV-A4 Notes will increase by 0.50%.

(7) The Note Interest Rate for the Class IV-A2 Notes will be an actual/360 floating rate equal to the least of (i) One-Month LIBOR plus [tbd]%, (ii) [tbd]% and (iii) the related Available Funds Cap. On the first payment date after the first possible Optional Termination Date, the margin for the Class IV-A2 Notes will increase to 2 times the original margin.

(8) The Note Interest Rate for the Class M-1, Class M-2, Class M-3 and Class M-4 Notes will be an actual/360 floating rate based on the lesser of (i) One-Month LIBOR plus [tbd]%, [tbd]% , [tbd]% , and [tbd]%, respectively, and (ii) [11.00%] each subject to the related Available Funds Rate described herein. On the first payment date after the first possible Optional Termination Date, the margin for the Class M Notes will increase to 1.5 times the original margin.

(9) The Note Interest Rate for the Class M-5 Notes and Class M-6 Notes will be a 30/360 basis fixed rate equal to [tbd %], and [tbd%] respectively.

(10) The Class B Notes are principal only notes. They are not entitled to payments of interest.

(11) WALs are calculated at the pricing speed to the 10% Optional Termination with respect to the Class I-A, Class IV-A, Class M and Class B Notes and to CPB with respect to the Class II-A Notes and Class III-A Notes. Pricing Speed is 25% CPR for ARM loans and Pricing Speed ramps from 8% to 24% CPR over 12 months for fixed rate loans.

(12) The Class I-A2 Notes are Senior Mezzanine Notes. Any losses allocable to the Class I-A1 Notes will first be allocated to the Class I-A2 Notes, until reduced to zero. Losses will not be allocated to other Class A Notes.


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COLLATERAL DESCRIPTION

- Conventional, one- to four-family, fixed rate, hybrid and adjustable-rate loans secured by first liens on residential mortgage properties as briefly described in the table below and as more fully described in Part II of II of this Term Sheet.
- Approximately 13.32%, 100.00%, 1.97% and 85.20% of the mortgage loans in loan groups I, II, III and IV respectively and 51.10% of the aggregate mortgage loans have "conforming" balances. However, some of these loans may have been underwritten in accordance with underwriting standards which are primarily intended to provide single family "non-conforming" mortgage loans. A "non-conforming " mortgage loan means a mortgage loan which is ineligible for purchase by Fannie Mae or Freddie Mac due to either credit characteristics of the related mortgagor or documentation standards in connection with the underwriting of the related mortgage loan that do not meet the Fannie Mae or Freddie Mac underwriting guidelines for "A" credit borrowers. For a description of the underwriting standards under which the mortgage loans were originated, refer to the section titled "Mortgage Loan Origination – Underwriting Guidelines" in the prospectus supplement.
- The mortgage loans were originated by American Home. American Home Mortgage Investment Corp. and, together with its wholly-owned subsidiaries, collectively referred to as American Home, is primarily engaged in the business of originating and servicing residential mortgage loans.
- Approximately 4.09% of the mortgage loans have a loan-to-value ratio greater than 80%.
- All of the mortgage loans with a loan-to-value greater than 80% are covered by a primary mortgage insurance policy.
- As of the Cut-Off Date, none of the mortgage loans will be 30-days or more delinquent.
- Approximately 83.81% of the mortgage loans provide for a period of interest only payments before the loan becomes fully amortizing.

LOAN GROUP DESCRIPTION

- Group I – *2 Yr. Hybrid, 3 Yr. Hybrid and 6-Mo. LIBOR/CMT ARMs*
- Group II – *Conforming 5 Yr. Hybrid*
- Group III – *Non Conforming 5Yr. Hybrid*
- Group IV – *Fixed Rate*

Loan Description	% of Pool	Gross WAC (%)	Net WAC (%)	WA Orig Term (mos.)	WAM (mos.)	WALA (mos.)	Gross Margin (%)	Net Margin (%)	Initial Cap (%)	Period Cap (%)	Max Rate (%)	Mos to Roll
Group I	20.86	5.000	4.730	360	358	2	2.484	2.214	2.132	1.868	11.301	14
Group II	37.91	6.006	5.631	360	358	2	2.954	2.579	4.998	1.350	11.007	58
Group III	29.69	5.894	5.644	360	358	2	2.745	2.495	4.996	1.692	10.896	58
Group IV	11.53	6.874	6.624	356	354	2	NA	NA	NA	NA	NA	N/A
Group I-IV Totals:	**100.00**	**5.863**	**5.561**	**359**	**358**	**2**	**2.773**	**2.465**	**4.322**	**1.587**	**11.039**	**48**


UBS
Investment
Bank

SUMMARY OF TERMS

Depositor:	American Home Mortgage Securities LLC.
Master Servicer/Securities Administrator:	Wells Fargo Bank, N.A.
Servicer:	American Home Mortgage Servicing, Inc.
Underwriters:	UBS Investment Bank (lead manager), Credit Suisse First Boston, Goldman, Sachs & Co., Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith (co-managers).
Custodian:	Deutsche Bank National Trust Company.
Indenture Trustee:	Deutsche Bank National Trust Company.
Owner Trustee:	Wilmington Trust Company.
Rating Agencies:	Standard & Poor's and Moody's Investors Service.
Cut-off Date:	September 1, 2005.
Expected Settlement Date:	September [16], 2005
Expected Pricing Date:	September [12], 2005
Payment Date:	25th day of each month (or the next business day), commencing October 2005.
Final Scheduled Payment Date:	[September 25, 2035]
Optional Clean-Up Call:	The holder of a majority percentage interest in the trust certificates may repurchase from the trust all of the mortgage loans at par plus accrued interest when the aggregate principal balance of the mortgage loans is reduced to 10% of the aggregate principal balance of the mortgage loans as of the Cut-off Date.


UBS
Investment
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Registration:	The Notes will be available in book-entry form through DTC.
Notes:	The Class I-A1, Class I-A2, Class II-A, Class III-A, Class IV-A1, Class IV-A2, Class IV-A3 and Class IV-A4 Notes are referred to herein collectively as the "Class A Notes". The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Notes are referred to herein collectively as the "Class M Notes" The Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Notes are referred to herein together as the "Offered Notes". The Offered Notes, Class M-5, Class M-6 and Class B Notes are referred to herein together as the "Notes".
Denominations:	The Class II-A, Class III-A and Class IV-A1, Class IV-A3 and Class IV-A4 Notes are issuable in minimum denominations of an original amount of $25,000 and multiples of $1 in excess thereof. The Class I-A, Class IV-A2, Class M-1, Class M-2, Class M-3 and Class M-4 Notes are issuable in minimum denominations of an original amount of $100,000 and multiples of $1 in excess thereof.
Federal Tax Treatment:	The Offered Notes will be characterized as debt for federal income tax purposes.
ERISA Considerations:	The Offered Notes generally may be purchased by, on behalf of, or with plan assets of, a Plan, if a prohibited transaction class exemption, based on the identity of the fiduciary making the decision to acquire such Notes on behalf of the Plan or the source of funds for such acquisition, is applicable to the acquisition, holding and transfer of the Notes.
SMMEA Eligibility:	The Offered Notes, other than the Class M-3 and Class M-4 Notes, will be "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.
P&I Advances:	The Servicer will be obligated to advance, or cause to be advanced, cash advances with respect to delinquent payments of principal and interest on the mortgage loans to the extent that the Servicer reasonably believes that such cash advances can be repaid from future payments on the related mortgage loans. These cash advances are only intended to maintain a regular flow of scheduled interest and principal payments on the Notes and are not intended to guarantee or insure against losses.
Net Mortgage Rate:	On any mortgage loan, the then applicable mortgage rate thereon minus the applicable Servicing Fee.
Servicing Fee:	With respect to each mortgage loan and any payment date, the fee payable to the Servicer in respect of servicing compensation that accrues at an annual rate equal to the related servicing fee rate multiplied by the principal balance of such mortgage loan as of the first day of the related Due Period.
Servicing Fee Rate:	For the Adjustable Rate Mortgage Loans, the servicing fee will be 0.375% for the conforming balance mortgage loans and 0.25% for the non-conforming balance mortgage loans. For the Fixed Rate Mortgage loans, the servicing fee will be 0.25% for all loans.


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Accrual Period:

The "Accrual Period" for all of the classes of notes except the Class II-A, Class III-A, Class IV-A1, Class IV-A3, Class IV-A4, Class M-5 and Class M-6 Notes will be the period from and including the preceding payment date (or from the Settlement Date with respect to the first payment date) to and including the day prior to the current payment date. The "Accrual Period" for the Class II-A, Class III-A, Class IV-A1, Class IV-A3, Class IV-A4, Class M-5 and Class M-6 Notes will be the calendar month preceding the month in which the payment date occurs, beginning in October 2005. The Securities Administrator will calculate interest on all of the classes of Offered Notes except for the Class II-A, Class III-A, Class IV-A1, Class IV-A3 and Class IV-A4 Notes on an actual/360 basis. The Securities Administrator will calculate interest on the Class II-A, Class III-A, Class IV-A1, Class IV-A3 and Class IV-A4 Notes on a 30/360 basis.

Credit Enhancement for the Notes:

Subordination:

Initially, [6.20%] for the Class A Notes,[4.80%] for the Class M-1 Notes, [3.30%] for the Class M-2 Notes, [2.50%] for the Class M-3 Notes, [2.00%] for the Class M-4 Notes, [1.50%] for the Class M-5 Notes, [1.00%] for the Class M-6 Notes and [0.00%] for the Class B Notes.

- Overcollateralization ("OC")
  - **Initial** (% Orig.) [0.00%]
  - **OC Target** (% Orig.) [0.35%]
  - **OC Floor** (% Orig.) [0.35%]
- Excess spread, which will initially be equal to approximately [91.23] bps per annum (before losses) as of the Cut-off Date, is expected to be available to help cover losses on all the Notes and to replenish OC as needed.

Available Funds

For any Payment Date and with respect to each Loan Group, will be an amount that generally includes (1) all previously undistributed principal and interest portions of scheduled payments, principal prepayments and the principal and interest portions of net liquidation proceeds, (2) any monthly advances and compensating interest payments made by the Master Servicer or Servicer for such Payment Date in respect of the mortgage loans in the related Loan Group, (3) any amounts reimbursed by the Master Servicer in connection with losses on certain eligible investments and (4) fees payable to, and amounts reimbursable to, the Master Servicer, the Servicer, the Securities Administrator, the Indenture Trustee and the Custodian.

Accrued Note Interest:

For any Payment Date and each class of Notes, interest accrued during the related accrual period at the then-applicable Note Interest Rate on the related note principal balance thereof immediately prior to such Payment Date, plus any Accrued Note Interest remaining unpaid from any prior Payment Date with interest thereon at the related Note Interest Rate.


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Available Funds Rate:	On any Payment Date and any class of Class A Notes, the per annum rate equal to (a) the weighted average of the Net Mortgage Rates on the related mortgage loans included in the trust as of the end of the prior Due Period times (b) in the case of the Class I-A1, Class I-A2 and Class IV-A2 Notes, a fraction equal to (x) 30 divided by (y) the number of days in the related Accrual Period times (c) the Adjustment Fraction. On any Payment Date and any class of Class M Notes, the per annum rate equal to (a) the weighted average (as described below) of the weighted average of the Net Mortgage Rates of the mortgage loans in Loan Group I, Loan Group II, Loan Group III and Loan Group IV included in the trust as of the end of the prior Due Period, weighted on the basis of the principal balances thereof as of the end of the prior Due Period, weighted in proportion to the results of subtracting from the aggregate principal balance of the related mortgage loans, the aggregate Note Principal Balance of the related Class A Notes, times (b) in the case of the Class M-1, Class M-2, Class M-3 and Class M-4 Notes, a fraction equal to (x) 30 divided by (y) the number of days in the related Accrual Period and times (c) the Adjustment Fraction.
Adjustment Fraction:	For any Payment Date with respect to the Offered Notes, a fraction, (x) the numerator of which is the aggregate principal balance of the mortgage loans at the beginning of the related Due Period, and (y) the denominator of which is the aggregate Note Principal Balance of the Notes immediately prior to that Payment Date.
Principal Remittance Amount:	For any payment date and any loan group or the mortgage loans in the aggregate, as applicable, the sum of (a) the principal portion of all scheduled monthly payments on the related mortgage loans on the related due date, (b) the principal portion of all proceeds of the repurchase of mortgage loans in the related loan group during the preceding calendar month and (c) the principal portion of all other unscheduled collections received during the preceding calendar month in respect of the related mortgage loans.
Basic Principal Distribution Amount:	With respect to any payment date and loan groups I-IV, the lesser of (a) the excess of (i) the aggregate Available Funds for such loan groups for such payment date over (ii) the aggregate amount of Accrued Note Interest for the related Notes for such payment date and (b) the aggregate Principal Remittance Amount for such loan groups.
Principal Distribution Amount:	For any payment date and loan groups I-IV, the sum of (a) the related Basic Principal Distribution Amount and (b) the Overcollateralization Increase Amount. In addition, the Principal Distribution Amount shall be reduced to the extent the Overcollateralization Amount exceeds the Overcollateralization Target Amount, by the amount of such excess.
Net Monthly Excess Cashflow:	For any payment date, the sum of the excess of (x) the aggregate Available Funds for such payment date over (y) the sum for such payment date of (a) the aggregate amount of Accrued Note Interest for the Offered Notes and (b) the aggregate Principal Remittance Amount used to make payments in respect of the principal to the Notes.
Overcollateralization Increase Amount:	For any payment date, the lesser of (i) the Net Monthly Excess Cashflow for such payment date and (ii) the excess, if any, of (a) the Overcollateralization Target


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	Amount over (b) the Overcollateralization Amount on such payment date after taking into account payments to the Notes of the Basic Principal Distribution Amount for each loan group on such payment date.
Overcollateralization Amount:	For any payment date, the amount, if any, by which (i) the aggregate principal balance of the mortgage loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, including Realized Losses on the mortgage loans incurred during the related Prepayment Period) exceeds (ii) the aggregate note principal balance of the Notes as of such payment date.
Overcollateralization Target Amount and OC Floor:	0.35% of the Cut-off Date Balance of the mortgage loans.
Basis Risk Shortfall Carryforward Amount and Net WAC Shortfall Carryforward Amount:	For any payment date for the Offered Notes, the sum of (i) if on such payment date the note interest rate for the related Notes is based on the related Available Funds Rate, the excess, if any, of (a) the Accrued Note Interest that would have been payable had the note interest rate for the related Notes been calculated at (i) the lesser of (x) the LIBOR-based rate or (y) a fixed rate, as applicable, and the related maximum rate over (b) interest calculated at the Available Funds Rate and (ii) any such amounts remaining unpaid from prior payment dates with interest thereon at the Note Interest Rate for such payment date to the extent previously unreimbursed by related Net Monthly Excess Cashflow and in the case of the Class I-A, Class IV-A2, Class M-1, Class M-2, Class M-3 and Class M-4 Notes, by the related Corridor Cap Agreements.
Stepdown Date:	The later to occur of (x) the Payment Date occurring in October 2008 and (y) the first Payment Date on which the Credit Enhancement Percentage for the Class A Notes (calculated for this purpose only after taking into account distributions of principal on the related mortgage loans, but prior to any distribution of the Principal Distribution Amount to the holders of the Notes then entitled to distributions of principal on such Payment Date) is greater than or equal to approximately [13.10%].
Trigger Event:	A "Trigger Event," with respect to each Payment Date on or after the Stepdown Date, exists if the three-month rolling average of the percent equal to the sum of the aggregate Principal balances of the related mortgage loans that are 60 days or more delinquent or are in bankruptcy or foreclosure or are REO properties over the sum of the aggregate Principal balances of the related mortgage loans as of the last day of the related due period, equals or exceeds [41.20]% of the sum of the aggregate Note Principal Balance of the Class M Notes and Class B Notes and the Overcollateralization Amount or if the Cumulative Loss Test has been violated.


UBS Investment Bank

Cumulative Loss Test:

The Cumulative Loss Test is violated on any Payment Date if the aggregate amount of realized losses on the mortgage loans incurred since the Cut-off Date through the last day of the related Due Period divided by the sum of (i) the aggregate principal balance of the mortgage loans as of the Cut-Off Date and (ii) the related pre-funded amounts exceeds the applicable percentages set forth below with respect to such Payment Date.

Payment Date	Percentage
October 2008 through September 2009	[0.75]%
October 2009 through September 2010	[1.15]%
October 2010 through September 2011	[1.25]%
October 2011 and thereafter	[1.50]%

Priority of Payments:

Payments on the Notes will be made on the 25th day of each month (or next business day) from Available Funds. Available Funds for each Loan Group will be distributed according to the following priority:

Available Funds:

On each Payment Date, payments on the Notes, to the extent of the Group I, Group II, Group III and Group IV Available Funds, will be made according to the following priority:

Interest Payments

1) From each Available Funds, concurrently, to the holders of the related Class I-A1, Class I-A2, Class II-A, Class III-A, Class IV-A1, Class IV-A2, Class IV-A3 and Class IV-A4 Notes, the related Accrued Note Interest and any related Unpaid Interest Shortfall;
2) From each Available Funds to the Class A Notes pro rata based on entitlement, any remaining unpaid Accrued Note Interest and Unpaid Interest Shortfall for such payment date.
3) From remaining Group I, Group II, Group III and Group IV Available Funds, to the holders of the Class M-1 Notes, the Accrued Note Interest for such class;
4) From remaining Group I, Group II, Group III and Group IV Available Funds, to the holders of the Class M-2 Notes, the Accrued Note Interest for such class;
5) From remaining Group I, Group II, Group III and Group IV Available Funds, to the holders of the Class M-3 Notes, the Accrued Note Interest for such class;
6) From remaining Group I, Group II, Group III and Group IV Available Funds, to the holders of the Class M-4 Notes, the Accrued Note Interest for such class;
7) From remaining Group I, Group II, Group III and Group IV Available Funds, to the holders of the Class M-5 Notes, the Accrued Note Interest for such class;
8) From remaining Group I, Group II, Group III and Group IV Available Funds, to the holders of the Class M-6 Notes, the Accrued Note Interest for such class;
9) Any remainder (to the extent not included as part of the Principal Distribution


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Amount) to be included as Net Monthly Excess Cashflow as described below.

Principal Distributions:

Prior to the Stepdown Date or on which a Trigger Event is in effect:

1) From the Principal Distribution Amount for Loan Group I, payments of principal to the holders of the Class I-A1 Notes and Class I-A2, pro rata, until the Note Principal Balance of each such class has been reduced to zero;
2) From the Principal Distribution Amount for Loan Group II, payments of principal to the holders of the Class II-A Notes, until the Note Principal Balance of such class has been reduced to zero;
3) From the Principal Distribution Amount for Loan Group III, payments of principal to the holders of the Class III-A Notes, until the Note Principal Balance of such class has been reduced to zero;
4) From the Principal Distribution Amount for Loan Group IV, to the Class IV-A1 Notes, the Class IV-A1 Priority Amount until the Note Principal Balance of such class has been reduced to zero;
5) From any remaining Principal Distribution Amount for Loan Group IV, payments of principal to the holders of the Class IV-A2, Class IV-A3, Class IV-A4 and Class IV-A1 Notes, sequentially, until the Note Principal Balance of such class has been reduced to zero;
6) From the aggregate remaining Principal Distribution Amount for Loan Groups I, II, III and IV, payments of principal to the holders of the Class I-A, Class II-A, Class III-A and Class IV-A Notes on a pro rata basis, based on the Note Principal Balances thereof, until the Note Principal Balances thereof have been reduced to zero, with any amounts payable to the Class I-A Notes payable to the Class I-A1 Notes and Class I-A2 Notes pro rata; and with any amounts payable to the Class IV-A Notes payable to the Class IV-A2, Class IV-A3, Class IV-A4 and Class IV-A1 Notes sequentially,
7) To the holders of the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class B Notes, sequentially, from the remaining Principal Distribution Amount, until the Note Principal Balance of such class has been reduced to zero;
8) Any remainder as part of Net Monthly Excess Cashflow as described below.

On or after the Stepdown Date on which a Trigger Event is not in effect:

1) From the Principal Distribution Amount for Loan Group I, the Class I-A Principal Distribution Amount to the holders of the Class I-A1 Notes and Class I-A2 Notes, pro rata, until the Note Principal Balance of each such class has been reduced to zero;
2) From the Principal Distribution Amount for Loan Group II, the Class II-A Principal Distribution Amount to the holders of the Class II-A Notes, until the Note Principal Balance of such class has been reduced to zero;
3) From the Principal Distribution Amount for Loan Group III, the Class III-A Principal Distribution Amount to the holders of the Class III-A Notes until the Note Principal Balance of such class has been reduced to zero;
4) From the Principal Distribution Amount for Loan Group IV, to the Class IV-A1 Notes, the Class IV-A1 Priority Amount until the Note Principal Balance of


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such class has been reduced to zero;

5) From the Principal Distribution Amount for Loan Group IV, the Class IV-A Principal Distribution Amount to the holders of the Class IV-A2, Class IV-A3, Class IV-A4 and Class IV-A1 Notes, sequentially, until the Note Principal Balance of such class has been reduced to zero;
6) From the aggregate remaining Principal Distribution Amount for Loan Groups I, II, III and IV, to the holders of the Class I-A, Class II-A, Class III-A and Class IV-A Notes, pro rata, based on the Note Principal Balances thereof, until the Note Principal Balances thereof have been reduced to zero, with any amounts payable to the Class I-A Notes payable to the Class I-A1 Notes and Class I-A2 Notes pro rata; and with any amounts payable to the Class IV-A Notes to the Class IV-A2, Class IV-A3, Class IV-A4 and Class IV-A1 Notes sequentially.
7) To the holders of the Class M-1 Notes, Class M-1 Principal Distribution Amount until the Note Principal Balance of such class has been reduced to zero;
8) To the holders of the Class M-2 Notes, Class M-2 Principal Distribution Amount until the Note Principal Balance of such class has been reduced to zero;
9) To the holders of the Class M-3 Notes, Class M-3 Principal Distribution Amount until the Note Principal Balance of such class has been reduced to zero;
10) To the holders of the Class M-4 Notes, Class M-4 Principal Distribution Amount until the Note Principal Balance of such class has been reduced to zero;
11) To the holders of the Class M-5 Notes, Class M-5 Principal Distribution Amount until the Note Principal Balance of such class has been reduced to zero;
12) To the holders of the Class M-6 Notes, Class M-6 Principal Distribution Amount until the Note Principal Balance of such class has been reduced to zero;
13) To the holders of the Class B Notes, Class B Principal Distribution Amount until the Note Principal Balance of such class has been reduced to zero; and
14) Any remainder as part of Net Monthly Excess Cashflow as described below.

Net Monthly Excess Cashflow:

On each Payment Date, Net Monthly Excess Cashflow will be distributed as follows:

1) To the holders of the Class I-A, Class II-A, Class III-A, Class IV-A, Class M and Class B Notes in an amount equal to the Overcollateralization Increase Amount, payable to such holders as part of the Principal Distribution Amount in the same priority as described under "Principal Distributions" above; to maintain or replenish the Overcollateralization Target Amount;
2) To the Class I-A2 Notes, any Allocated Realized Loss Amount for such Notes;
3) To the Class M-1 Notes, any Unpaid Interest Shortfalls Amount and any Allocated Realized Loss Amount, in that order, on the Class M-1 Notes;
4) To the Class M-2 Notes, any Unpaid Interest Shortfalls and any Allocated Realized Loss Amount, in that order, on the Class M-2 Notes;
5) To the Class M-3 Notes, any Unpaid Interest Shortfalls and any Allocated Realized Loss Amount, in that order, on the Class M-3 Notes;
6) To the Class M-4 Notes, any Unpaid Interest Shortfalls and any Allocated Realized Loss Amount, in that order, on the Class M-4 Notes;
7) To the Class M-5 Notes, any Unpaid Interest Shortfalls and any Allocated


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Realized Loss Amount, in that order, on the Class M-5 Notes;

8) To the Class M-6 Notes, any Unpaid Interest Shortfalls and any Allocated Realized Loss Amount, in that order, on the Class M-6 Notes;
9) To the Class B Notes any Allocated Realized Loss Amount on the Class B Notes;
10) Concurrently, to the Class A Notes any Basis Risk Shortfall Carryforward Amount or Net WAC Shortfall Carryforward Amount, as applicable, due to such classes, pro rata based on the amount of Basis Risk Shortfall Carryforward Amount or Net WAC Shortfall Carryforward Amount due such classes; and then to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 Notes and Class M-6 Notes, in that order, any Basis Risk Shortfall Carryforward Amount or Net WAC Shortfall Carryforward Amount due such classes;
11) To the holders of the Trust Certificates, as provided in the indenture and trust agreement.

Class A Principal Distribution Amount: For any applicable Payment Date on or after the related Stepdown Date as long as a related Trigger Event has not occurred with respect to such Payment Date, an amount equal to the lesser of (A) the Principal Distribution Amount for such Payment Date and (B) an amount equal to the excess of (x) the aggregate Note Principal Balance of the classes of the Class A Notes immediately prior to such Payment Date over (y) the lesser of (A) the product of (i) [86.90]% and (ii) the aggregate principal balance of the mortgage loans as of the last day of the related due period and (B) the aggregate principal balance of the mortgage loans as of the last day of the related due period minus the OC Floor.

Class I-A, Class II-A, Class III-A and Class IV-A Principal Distribution Amounts: For any applicable Payment Date, a pro rata portion of the Class A Principal Distribution Amount based upon principal funds received on the related mortgage loans.

Class IV-A1 Priority Amount: For any Payment Date, the lesser of (i) the Note Principal Balance of the Class IV-A1 Notes immediately prior to such Payment Date and (ii) the product of (x)(A) with respect to any Payment Date prior to the Stepdown Date or for which a Trigger Event is in effect, the Principal Distribution Amount, or (B) with respect to any Payment Date on or after the Stepdown Date and for which a Trigger Event is not in effect, the Class IV-A Principal Distribution Amount, (y) the Class IV-A1 Percentage and (z) the Class IV-A1 Shift Percentage.

Class IV-A1 Percentage: For any Payment Date, the lesser of (i) 100% and (ii) the percentage obtained by dividing (x) the Note Principal Balance of the Class IV-A1 Notes immediately prior to such date by (y) the aggregate Note Principal Balance of the Class IV-A Notes immediately prior to such date.

Class IV-A1 Shift Percentage: For any Payment Date occurring prior to the 37th Payment Date (i.e., October 2008), will be 0%; for the 37th through 60th Payment Dates, 45%; for the 61st through 72nd Payment Dates, 80%; for the 73rd through 84th Payment Dates, 100%; and thereafter, 300%.


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Class M-1 Principal Distribution Amount:	For any applicable Payment Date on or after the Stepdown Date as long as a related Trigger Event has not occurred with respect to such Payment Date, an amount equal to the lesser of (A) the remaining Principal Distribution Amount for that Payment Date after payment of the Class A Principal Distribution Amount and (B) the excess, if any, of (i) the sum of (1) the aggregate Note Principal Balance of the Class A Notes (after taking into account the payment of the Class A Principal Distribution Amount for such Payment Date) and (2) the Note Principal Balance of the Class M-1 Notes immediately prior to such Payment Date, over (ii) the lesser of (a) the product of (i) approximately [89.70]% and (ii) the aggregate principal balance of the mortgage loans as of the last day of the related due period, and (b) the aggregate principal balance of the mortgage loans as of the last day of the related due period minus the OC Floor.
Class M-2 Principal Distribution Amount:	For any applicable Payment Date on or after the related Stepdown Date as long as a related Trigger Event has not occurred with respect to such Payment Date, an amount equal to the lesser of (A) the remaining Principal Distribution Amount for that Payment Date after payment of the Class A Principal Distribution Amount and the Class M-1 Principal Distribution Amount and (B) the excess, if any, of (i) the sum of (1) the aggregate Note Principal Balance of the Class A Notes (after taking into account the payment of the Class A Principal Distribution Amount for such Payment Date), (2) the Note Principal Balance of the Class M-1 Notes (after taking into account the payment of the Class M-1 Principal Distribution Amount for such Payment Date) and (3) the Note Principal Balance of the Class M-2 Notes immediately prior to such Payment Date, over (ii) the lesser of (a) the product of (i) approximately [92.70]% and (ii) the aggregate principal balance of the mortgage loans as of the last day of the related due period, and (b) the aggregate principal balance of the mortgage loans as of the last day of the related due period minus the OC Floor.
Class M-3 Principal Distribution Amount:	For any applicable Payment Date on or after the related Stepdown Date as long as a related Trigger Event has not occurred with respect to such Payment Date, an amount equal to the lesser of (A) the remaining Principal Distribution Amount for that Payment Date after payment of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount and the Class M-2 Principal Distribution Amount and (B) the excess, if any, of (i) the sum of (1) the aggregate Note Principal Balance of the Class A Notes (after taking into account the payment of the Class A Principal Distribution Amount for such Payment Date), (2) the Note Principal Balance of the Class M-1 Notes (after taking into account the payment of the Class M-1 Principal Distribution Amount for such Payment Date) (3) the Note Principal Balance of the Class M-2 Notes (after taking into account the payment of the Class M-2 Principal Distribution Amount for such Payment Date) and (4) the Note Principal Balance of the Class M-3 Notes immediately prior to such Payment Date, over (ii) the lesser of (a) the product of (i) approximately [94.30]% and (ii) the aggregate principal balance of the mortgage loans as of the last day of the related due period, and (b) the aggregate principal balance of the mortgage loans as of the last day of the related due period minus the OC Floor.


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Bank

Class M-4 Principal Distribution Amount:	For any applicable Payment Date on or after the related Stepdown Date as long as a related Trigger Event has not occurred with respect to such Payment Date, an amount equal to the lesser of (A) the remaining Principal Distribution Amount for that Payment Date after payment of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount and the Class M-3 Principal Distribution Amount and (B) the excess, if any, of (i) the sum of (1) the aggregate Note Principal Balance of the Class A Notes (after taking into account the payment of the Class A Principal Distribution Amount for such Payment Date), (2) the Note Principal Balance of the Class M-1 Notes (after taking into account the payment of the Class M-1 Principal Distribution Amount for such Payment Date) (3) the Note Principal Balance of the Class M-2 Notes (after taking into account the payment of the Class M-2 Principal Distribution Amount for such Payment Date) (4) the Note Principal Balance of the Class M-3 Notes (after taking into account the payment of the Class M-3 Principal Distribution Amount for such Payment Date) and (5) the Note Principal Balance of the Class M-4 Notes immediately prior to such Payment Date, over (ii) the lesser of (a) the product of (i) approximately [95.30]% and (ii) the aggregate principal balance of the mortgage loans as of the last day of the related due period, and (b) the aggregate principal balance of the mortgage loans as of the last day of the related due period minus the OC Floor.
Class M-5 Principal Distribution Amount:	For any applicable Payment Date on or after the related Stepdown Date as long as a related Trigger Event has not occurred with respect to such Payment Date, an amount equal to the lesser of (A) the remaining Principal Distribution Amount for that Payment Date after payment of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount and the Class M-4 Principal Distribution Amount and (B) the excess, if any, of (i) the sum of (1) the aggregate Note Principal Balance of the Class A Notes (after taking into account the payment of the Class A Principal Distribution Amount for such Payment Date), (2) the Note Principal Balance of the Class M-1 Notes (after taking into account the payment of the Class M-1 Principal Distribution Amount for such Payment Date) (3) the Note Principal Balance of the Class M-2 Notes (after taking into account the payment of the Class M-2 Principal Distribution Amount for such Payment Date) (4) the Note Principal Balance of the Class M-3 Notes (after taking into account the payment of the Class M-3 Principal Distribution Amount for such Payment Date) (5) the Note Principal Balance of the Class M-4 Notes (after taking into account the payment of the Class M-4 Principal Distribution Amount for such Payment Date) and (6) the Note Principal Balance of the Class M-5 Notes immediately prior to such Payment Date, over (ii) the lesser of (a) the product of (i) approximately [96.30]% and (ii) the aggregate principal balance of the mortgage loans as of the last day of the related due period, and (b) the aggregate principal balance of the mortgage loans as of the last day of the related due period minus the OC Floor.


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Investment
Bank

Class M-6 Principal Distribution Amount:

For any applicable Payment Date on or after the related Stepdown Date as long as a related Trigger Event has not occurred with respect to such Payment Date, an amount equal to the lesser of (A) the remaining Principal Distribution Amount for that Payment Date after payment of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount and the Class M-5 Principal Distribution Amount and (B) the excess, if any, of (i) the sum of (1) the aggregate Note Principal Balance of the Class A Notes (after taking into account the payment of the Class A Principal Distribution Amount for such Payment Date), (2) the Note Principal Balance of the Class M-1 Notes (after taking into account the payment of the Class M-1 Principal Distribution Amount for such Payment Date) (3) the Note Principal Balance of the Class M-2 Notes (after taking into account the payment of the Class M-2 Principal Distribution Amount for such Payment Date) (4) the Note Principal Balance of the Class M-3 Notes (after taking into account the payment of the Class M-3 Principal Distribution Amount for such Payment Date) (5) the Note Principal Balance of the Class M-4 Notes (after taking into account the payment of the Class M-4 Principal Distribution Amount for such Payment Date) (6) the Note Principal Balance of the Class M-5 Notes immediately prior to such Payment Date (after taking into account the payment of the Class M-5 Principal Distribution Amount for such Payment Date) and (7) the Note Principal Balance of the Class M-6 Notes, over (ii) the lesser of (a) the product of (i) approximately [97.30]% and (ii) the aggregate principal balance of the mortgage loans as of the last day of the related due period, and (b) the aggregate principal balance of the mortgage loans as of the last day of the related due period minus the OC Floor.

Class B Principal Distribution Amount:

For any applicable Payment Date on or after the related Stepdown Date as long as a related Trigger Event has not occurred with respect to such Payment Date, an amount equal to the lesser of (A) the remaining Principal Distribution Amount for that Payment Date after payment of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount and the Class M-6 Principal Distribution Amount and (B) the excess, if any, of (i) the sum of (1) the aggregate Note Principal Balance of the Class A Notes (after taking into account the payment of the Class A Principal Distribution Amount for such Payment Date), (2) the Note Principal Balance of the Class M-1 Notes (after taking into account the payment of the Class M-1 Principal Distribution Amount for such Payment Date) (3) the Note Principal Balance of the Class M-2 Notes (after taking into account the payment of the Class M-2 Principal Distribution Amount for such Payment Date) (4) the Note Principal Balance of the Class M-3 Notes (after taking into account the payment of the Class M-3 Principal Distribution Amount for such Payment Date) (5) the Note Principal Balance of the Class M-4 Notes (after taking into account the payment of the Class M-4 Principal Distribution Amount for such Payment Date) (6) the Note Principal Balance of the Class M-5 Notes (after taking into account the payment of the Class M-5 Principal Distribution Amount for such Payment Date) (7) the Note Principal Balance of the Class M-6 Notes (after taking into account the payment of the Class M-6 Principal Distribution Amount for such Payment Date) and (8) the Note Principal Balance of the Class B Notes immediately prior to such Payment Date, over (ii) the lesser of (a) the product of (i) approximately [99.30]% and (ii) the aggregate principal balance of the mortgage loans as of the last day of the related due period, and (b) the aggregate principal balance of the mortgage loans as of the last day of the related due period minus the OC


UBS Investment Bank

	Floor.
Realized Losses:	Any loss on a mortgage loan attributable to the mortgagor's failure to make any payment of principal or interest as required under the mortgage note.
Allocation of Losses:	Any Realized Losses on the mortgage loans will be allocated on any payment date; first, to the Net Monthly Excess Cashflow; second, in reduction of the Overcollateralization Amount, until reduced to zero. Following the reduction of the Overcollateralization Amount to zero, Realized Losses on the mortgage loans will generally be allocated to the related notes in reverse numerical order starting with the Class B Notes, the Class M-6 Notes, the Class M-5 Notes, the Class M-4 Notes, the Class M-3 Notes, the Class M-2 Notes and the Class M-1 Notes, in that order until reduced to zero. Once the Class M-1 Notes have been reduced to zero, Realized Losses on the Group I Loans will be allocated to the Class I-A-2 Notes until reduced to zero. The Indenture does not permit the allocation of Realized Losses to the Class I-A1, Class II-A, Class III-A and Class IV-A Notes. Once Realized Losses have been allocated to any class of Class M Notes or the Class I-A2 Notes, such amounts with respect to such notes will no longer accrue interest; however, such amounts may be reinstated thereafter to the extent of funds available from Net Monthly Excess Cashflow.
Allocated Realized Loss Amount:	With respect to the Class I-A2, Class M and Class B Notes and any Payment Date, an amount equal to the sum of any Realized Loss allocated to that class of Notes on that Payment Date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous Payment Dates.


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Investment
Bank

Class I-A, Class IV-A2 and Class M-1 through Class M-4 Corridor Cap Agreements:

Class I-A, Class IV-A2 and Class M-1 through Class M-4 Notes Corridor Cap Agreements

The Class I-A, Class IV-A2 and Class M-1 through Class M-4 Notes will benefit from a series of interest rate cap payments from the Yield Maintenance Provider pursuant to the respective corridor cap agreements (the "Cap Agreements") purchased with respect to the Class I-A, Class IV-A2 and the Class M-1 through Class M-4 Notes. The Cap Agreement for the Class I-A, Class IV-A2 and Class M-1 through Class M-4 Notes are intended to partially mitigate the interest rate risk that could result from the difference between the Note Interest Rate on the Class I-A Notes, Class IV-A2, Class M-1, Class M-2, Class M-3 and Class M-4 Notes and the related Available Funds Rate.

On each Payment Date, payments under the Cap Agreement for the Class I-A Notes will be an amount equal to, on an actual/360 basis, the product of (i) the excess of the lesser of (1) one-month LIBOR for such Distribution Date over the low strike rate and (2) the high strike rate over the low strike rate (ii) the lesser of (a) the aggregate Note Principal Balance of the Class I-A Notes for such Distribution Date and (b) the notional balance based on certain prepayment speeds for such class on such Distribution Date as set forth in Exhibit Ia.

On each Payment Date, payments under the Cap Agreement for the Class IV-A2 Notes will be an amount equal to, on an actual/360 basis, the product of (i) the excess of the lesser of (1) one-month LIBOR for such Distribution Date over the low strike rate and (2) the high strike rate over the low strike rate (ii) the lesser of (a) the aggregate Note Principal Balance of the Class IV-A2 Notes for such Distribution Date and (b) the notional balance based on certain prepayment speeds for such class on such Distribution Date as set forth in Exhibit Ib.

On each Payment Date, payments under the Cap Agreement for the Class M-1 through Class M-4 Notes will be an amount equal to, on an actual/360 basis, the product of (i) the excess of the lesser of (1) one-month LIBOR for such Distribution Date over the low strike rate and (2) the high strike rate over the low strike rate (ii) the lesser of (a) the aggregate Note Principal Balance of the Class M-1, Class M-2, Class M-3 and Class M-4 Notes for such Distribution Date and (b) the notional balance based on certain prepayment speeds for such class on such Distribution Date as set forth in Exhibit Ic.

See Exhibits Ia, Ib and Ic for a schedule of Class I-A, Class IV-A2 and Class M-1 through Class M-4 Corridor Cap Notional Amounts and Strike Rates by month.

Corridor Cap Provider: An entity rated at least AA/Aa2 by S&P and Moody's (which may include an affiliate of the Underwriters).


UBS
Investment
Bank

American Home Mortgage Investment Trust 2005-3
Mortgage-Backed Notes, Series 2005-3
Publicly Offered Note Computational Materials: Term Sheet

Exhibit Ia – Class I-A Corridor Cap

Payment Date	Class I-A Cap Notional Amount	Low Strike	High Strike	Payment Date	Class I-A Cap Notional Amount	Low Strike	High Strike
10/25/05	148,418,000	3.360	10.722	10/25/09	43,176,893	10.674	10.722
11/25/05	144,568,290	4.352	10.722	11/25/09	42,146,240	10.324	10.722
12/25/05	140,810,118	4.602	10.722	12/25/09	41,140,080	10.689	10.722
1/25/06	137,141,298	4.505	10.722	1/25/10	40,157,878	10.339	10.722
2/25/06	133,559,715	4.551	10.722	2/25/10	39,199,018	10.345	10.722
3/25/06	130,063,293	5.080	10.722	3/25/10	38,262,900	10.722	10.722
4/25/06	126,650,014	4.591	10.722	4/25/10	37,349,031	10.351	10.722
5/25/06	123,317,885	4.757	10.722	5/25/10	36,456,882	10.709	10.722
6/25/06	120,119,043	4.605	10.722	6/25/10	35,585,879	10.358	10.722
7/25/06	117,014,199	4.770	10.722	7/25/10	34,735,501	10.720	10.722
8/25/06	113,983,168	5.636	10.722	8/25/10	33,905,334	10.503	10.722
9/25/06	111,026,453	6.010	10.722	9/25/10	33,090,774	10.553	10.722
10/25/06	108,140,790	6.220	10.722	10/25/10	32,293,785	10.722	10.722
11/25/06	105,323,661	6.011	10.722	11/25/10	31,515,822	10.560	10.722
12/25/06	102,573,438	6.222	10.722	12/25/10	30,756,433	10.722	10.722
1/25/07	99,888,534	6.013	10.722	1/25/11	30,015,176	10.569	10.722
2/25/07	97,267,398	6.014	10.722	2/25/11	29,291,619	10.573	10.722
3/25/07	94,708,516	6.689	10.722	3/25/11	28,585,341	10.722	10.722
4/25/07	92,210,411	6.015	10.722	4/25/11	27,895,930	10.582	10.722
5/25/07	89,771,439	6.235	10.722	5/25/11	27,222,986	10.722	10.722
6/25/07	87,389,966	6.035	10.722	6/25/11	26,566,115	10.591	10.722
7/25/07	85,065,070	6.249	10.722	7/25/11	25,924,936	10.722	10.722
8/25/07	82,795,409	7.271	10.722	8/25/11	25,299,075	10.601	10.722
9/25/07	80,581,320	7.722	10.722	9/25/11	24,688,166	10.606	10.722
10/25/07	78,420,460	7.990	10.722	10/25/11	24,091,855	10.722	10.722
11/25/07	76,310,890	7.727	10.722	11/25/11	23,509,793	10.617	10.722
12/25/07	74,251,393	8.008	10.722	12/25/11	22,941,641	10.722	10.722
1/25/08	72,240,936	7.742	10.722	1/25/12	22,387,068	10.628	10.722
2/25/08	70,278,196	7.818	10.722	2/25/12	21,845,751	10.633	10.722
3/25/08	68,362,121	8.405	10.722	3/25/12	21,317,373	10.722	10.722
4/25/08	66,491,566	7.846	10.722	4/25/12	20,801,627	10.645	10.722
5/25/08	64,665,407	8.122	10.722	5/25/12	20,298,211	10.722	10.722
6/25/08	62,882,592	7.858	10.722	6/25/12	19,806,833	10.658	10.722
7/25/08	61,142,093	8.136	10.722	7/25/12	19,327,205	10.722	10.722
8/25/08	59,442,781	9.148	10.722	8/25/12	18,859,047	10.672	10.722
9/25/08	57,779,929	9.631	10.722	9/25/12	18,402,086	10.679	10.722
10/25/08	56,155,686	9.964	10.722	10/25/12	17,956,056	10.722	10.722
11/25/08	56,155,686	9.635	10.722	11/25/12	17,520,695	10.693	10.722
12/25/08	54,984,485	9.978	10.722	12/25/12	17,095,750	10.722	10.722
1/25/09	53,671,448	9.650	10.722	1/25/13	16,680,973	10.708	10.722
2/25/09	52,389,646	9.672	10.722	2/25/13	16,276,121	10.716	10.722
3/25/09	51,138,336	10.722	10.722	3/25/13	15,880,957	10.722	10.722
4/25/09	49,916,798	9.691	10.722	4/25/13	15,495,251	10.722	10.722
5/25/09	48,724,321	10.026	10.722	5/25/13	15,118,777	10.722	10.722
6/25/09	47,560,213	9.697	10.722	6/25/13	14,751,315	10.722	10.722
7/25/09	46,423,802	10.036	10.722	7/25/13	14,392,650	10.722	10.722
8/25/09	45,314,454	10.154	10.722	8/25/13	14,042,574	10.722	10.722
9/25/09	44,232,635	10.318	10.722				


UBS Investment Bank

Exhibit Ib – Class IV-A2 Corridor Cap

Payment Date	Class I-A Cap Notional Amount	Low Strike	High Strike
10/25/05	31,293,000	4.935	10.840
11/25/05	30,384,831	6.253	10.840
12/25/05	29,365,400	6.471	10.840
1/25/06	28,236,787	6.260	10.840
2/25/06	27,001,511	6.264	10.840
3/25/06	25,662,523	6.957	10.840
4/25/06	24,223,199	6.272	10.840
5/25/06	22,687,323	6.491	10.840
6/25/06	21,086,148	6.278	10.840
7/25/06	19,408,346	6.493	10.840
8/25/06	17,649,547	6.279	10.840
9/25/06	15,931,287	6.280	10.840
10/25/06	14,252,635	6.495	10.840
11/25/06	12,612,683	6.281	10.840
12/25/06	11,010,544	6.497	10.840
1/25/07	9,445,349	6.283	10.840
2/25/07	7,916,251	6.284	10.840
3/25/07	6,422,422	6.975	10.840
4/25/07	4,963,053	6.286	10.840
5/25/07	3,537,352	6.501	10.840
6/25/07	2,144,547	6.287	10.840
7/25/07	783,883	6.503	10.840


UBS
Investment
Bank

American Home Mortgage Investment Trust 2005-3
Mortgage-Backed Notes, Series 2005-3
Publicly Offered Note Computational Materials: Term Sheet

Exhibit Ic – Class M-1 through Class M-4 Corridor Cap

Payment Date	Class M Cap Notional Amount	Low Strike	High Strike	Payment Date	Class M Cap Notional Amount	Low Strike	High Strike
10/25/05	31,852,000	3.706	10.428	11/25/09	19,787,131	6.119	10.428
11/25/05	31,852,000	4.822	10.428	12/25/09	19,316,809	6.347	10.428
12/25/05	31,852,000	5.024	10.428	1/25/10	18,857,642	6.131	10.428
1/25/06	31,852,000	4.858	10.428	2/25/10	18,409,365	6.134	10.428
2/25/06	31,852,000	4.870	10.428	3/25/10	17,971,716	6.855	10.428
3/25/06	31,852,000	5.458	10.428	4/25/10	17,544,448	6.142	10.428
4/25/06	31,852,000	4.883	10.428	5/25/10	17,127,319	6.368	10.428
5/25/06	31,852,000	5.069	10.428	6/25/10	16,720,079	6.149	10.428
6/25/06	31,852,000	4.890	10.428	7/25/10	16,322,486	6.395	10.428
7/25/06	31,852,000	5.073	10.428	8/25/10	15,934,288	8.809	10.428
8/25/06	31,852,000	5.107	10.428	9/25/10	15,550,886	9.546	10.428
9/25/06	31,852,000	5.185	10.428	10/25/10	15,175,469	9.889	10.428
10/25/06	31,852,000	5.378	10.428	11/25/10	14,809,034	9.557	10.428
11/25/06	31,852,000	5.187	10.428	12/25/10	14,451,368	9.901	10.428
12/25/06	31,852,000	5.379	10.428	1/25/11	14,102,262	9.569	10.428
1/25/07	31,852,000	5.188	10.428	2/25/11	13,761,512	9.578	10.428
2/25/07	31,852,000	5.189	10.428	3/25/11	13,428,923	10.672	10.428
3/25/07	31,852,000	5.807	10.428	4/25/11	13,104,297	9.591	10.428
4/25/07	31,852,000	5.190	10.428	5/25/11	12,787,444	9.936	10.428
5/25/07	31,852,000	5.385	10.428	6/25/11	12,478,180	9.604	10.428
6/25/07	31,852,000	5.195	10.428	7/25/11	12,176,323	9.951	10.428
7/25/07	31,852,000	5.389	10.428	8/25/11	11,881,698	9.619	10.428
8/25/07	31,852,000	5.455	10.428	9/25/11	11,594,131	9.626	10.428
9/25/07	31,852,000	5.550	10.428	10/25/11	11,313,456	9.974	10.428
10/25/07	31,852,000	5.755	10.428	11/25/11	11,039,507	9.642	10.428
11/25/07	31,852,000	5.553	10.428	12/25/11	10,772,125	9.991	10.428
12/25/07	31,852,000	5.760	10.428	1/25/12	10,511,153	9.658	10.428
1/25/08	31,852,000	5.557	10.428	2/25/12	10,256,439	9.667	10.428
2/25/08	31,852,000	5.574	10.428	3/25/12	10,007,833	10.382	10.428
3/25/08	31,852,000	6.004	10.428	4/25/12	9,765,189	9.685	10.428
4/25/08	31,852,000	5.581	10.428	5/25/12	9,528,367	10.036	10.428
5/25/08	31,852,000	5.788	10.428	6/25/12	9,297,226	9.703	10.428
6/25/08	31,852,000	5.585	10.428	7/25/12	9,071,632	10.056	10.428
7/25/08	31,852,000	5.793	10.428	8/25/12	8,851,452	9.723	10.428
8/25/08	31,852,000	5.857	10.428	9/25/12	8,636,557	9.734	10.428
9/25/08	31,852,000	5.959	10.428	10/25/12	8,426,821	10.088	10.428
10/25/08	31,852,000	6.181	10.428	11/25/12	8,222,122	9.755	10.428
11/25/08	27,247,241	5.961	10.431	12/25/12	8,022,338	10.111	10.428
12/25/08	25,780,481	6.182	10.428	1/25/13	7,827,354	9.778	10.428
1/25/09	25,167,894	5.966	10.428	2/25/13	7,637,054	9.790	10.428
2/25/09	24,569,833	5.972	10.428	3/25/13	7,451,326	10.913	10.428
3/25/09	23,985,954	6.678	10.428	4/25/13	7,270,062	9.814	10.428
4/25/09	23,415,921	5.978	10.428	5/25/13	7,093,155	10.174	10.428
5/25/09	22,859,407	6.198	10.428	6/25/13	6,920,501	9.840	10.428
6/25/09	22,316,091	5.981	10.428	7/25/13	6,751,998	10.201	10.428
7/25/09	21,785,660	6.202	10.428	8/25/13	6,587,548	9.868	10.428
8/25/09	21,267,797	6.079	10.428				
9/25/09	20,762,326	6.115	10.428				
10/25/09	20,268,878	6.340	10.428				


UBS
Investment
Bank

Exhibit II– Group I-IV Available Funds Cap Schedule (1)

Payment Date	Class I-A AFC	Class II-A AFC	Class III-A AFC	Class IV-A AFC(2)	Class IV-A2 AFC	Class M-1 through M-4 AFC (3)
25-Oct-05	11.00	4.33	4.34	5.10	11.00	11.00
25-Nov-05	11.00	5.45	5.46	6.41	11.00	11.00
25-Dec-05	11.00	5.63	5.64	6.62	11.00	11.00
25-Jan-06	11.00	5.45	5.46	6.41	11.00	11.00
25-Feb-06	11.00	5.45	5.46	6.41	11.00	11.00
25-Mar-06	11.00	6.03	6.05	7.10	11.00	11.00
25-Apr-06	11.00	5.45	5.46	6.41	11.00	11.00
25-May-06	11.00	5.63	5.64	6.62	11.00	11.00
25-Jun-06	11.00	5.45	5.46	6.41	11.00	11.00
25-Jul-06	11.00	5.63	5.64	6.62	11.00	11.00
25-Aug-06	11.00	5.45	5.46	6.41	11.00	11.00
25-Sep-06	11.00	5.45	5.46	6.41	11.00	11.00
25-Oct-06	11.00	5.63	5.64	6.62	11.00	11.00
25-Nov-06	11.00	5.45	5.46	6.41	11.00	11.00
25-Dec-06	11.00	5.63	5.64	6.62	11.00	11.00
25-Jan-07	11.00	5.45	5.46	6.41	11.00	11.00
25-Feb-07	11.00	5.45	5.46	6.41	11.00	11.00
25-Mar-07	11.00	6.03	6.05	7.10	11.00	11.00
25-Apr-07	11.00	5.45	5.46	6.41	11.00	11.00
25-May-07	11.00	5.63	5.64	6.62	11.00	11.00
25-Jun-07	11.00	5.45	5.46	6.41	11.00	11.00
25-Jul-07	11.00	5.63	5.64	6.63	11.00	11.00
25-Aug-07	11.00	5.45	5.46	6.41		11.00
25-Sep-07	11.00	5.45	5.46	6.41		11.00
25-Oct-07	11.00	5.63	5.64	6.63		11.00
25-Nov-07	11.00	5.45	5.46	6.41		11.00
25-Dec-07	11.00	5.63	5.64	6.63		11.00
25-Jan-08	11.00	5.45	5.46	6.41		11.00
25-Feb-08	11.00	5.45	5.46	6.41		11.00
25-Mar-08	11.00	5.82	5.84	6.85		11.00
25-Apr-08	11.00	5.45	5.46	6.41		11.00
25-May-08	11.00	5.63	5.64	6.63		11.00
25-Jun-08	11.00	5.45	5.46	6.41		11.00
25-Jul-08	11.00	5.63	5.64	6.63		11.00
25-Aug-08	11.00	5.45	5.46	6.41		11.00
25-Sep-08	11.00	5.45	5.46	6.41		11.00
25-Oct-08	11.00	5.63	5.64	6.63		11.00
25-Nov-08	11.00	5.45	5.46	6.41		11.00
25-Dec-08	11.00	5.63	5.64	6.63		11.00
25-Jan-09	11.00	5.45	5.46	6.41		11.00
25-Feb-09	11.00	5.45	5.46	6.41		11.00
25-Mar-09	11.03	6.03	6.05	7.10		11.00
25-Apr-09	11.00	5.45	5.46	6.41		11.00
25-May-09	11.00	5.63	5.64	6.63		11.00
25-Jun-09	11.00	5.45	5.46	6.41		11.00
25-Jul-09	11.00	5.63	5.64	6.63		11:00
25-Aug-09	11.00	5.45	5.46	6.41		11.00
25-Sep-09	11.00	5.45	5.46	6.41		11.00
25-Oct-09	11.00	5.63	5.64	6.63		11.00


UBS
Investment
Bank

American Home Mortgage Investment Trust 2005-3
Mortgage-Backed Notes, Series 2005-3
Publicly Offered Note Computational Materials: Term Sheet

Exhibit II Continued

Payment Date	Class I-A AFC	Class II-A AFC	Class III-A AFC	Class IV-A AFC	Class IV-A2 AFC	Class M-1 through M-4 AFC
25-Nov-09	11.00	5.45	5.46	6.41		11.00
25-Dec-09	11.00	5.63	5.64	6.63		11.00
25-Jan-10	11.00	5.46	5.47	6.41		11.00
25-Feb-10	11.00	5.46	5.47	6.41		11.00
25-Mar-10	11.76	6.04	6.06	7.10		11.00
25-Apr-10	11.00	5.46	5.48	6.41		11.00
25-May-10	11.00	5.64	5.66	6.63		11.00
25-Jun-10	11.00	5.47	5.48	6.41		11.00
25-Jul-10	11.00	5.67	5.70	6.63		11.00
25-Aug-10	11.00	9.22	9.29	6.41		11.00
25-Sep-10	11.00	10.29	10.30	6.41		11.00
25-Oct-10	11.20	10.63	10.64	6.63		11.00
25-Nov-10	11.00	10.29	10.30	6.41		11.00
25-Dec-10	11.20	10.63	10.64	6.63		11.00
25-Jan-11	11.00	10.29	10.30	6.41		11.00
25-Feb-11	11.00	10.29	10.30	6.41		11.00
25-Mar-11	12.02	11.39	11.41	7.10		11.25
25-Apr-11	11.00	10.29	10.30	6.41		11.00
25-May-11	11.23	10.63	10.65	6.63		11.00
25-Jun-11	11.00	10.29	10.30	6.42		11.00
25-Jul-11	11.24	10.63	10.65	6.63		11.00
25-Aug-11	11.00	10.29	10.30	6.42		11.00
25-Sep-11	11.00	10.29	10.30	6.42		11.00
25-Oct-11	11.25	10.63	10.65	6.63		11.00
25-Nov-11	11.00	10.29	10.30	6.42		11.00
25-Dec-11	11.26	10.63	10.65	6.63		11.00
25-Jan-12	11.00	10.29	10.30	6.42		11.00
25-Feb-12	11.00	10.29	10.30	6.42		11.00
25-Mar-12	11.67	11.00	11.01	6.86		11.00
25-Apr-12	11.00	10.29	10.30	6.42		11.00
25-May-12	11.29	10.63	10.65	6.63		11.00
25-Jun-12	11.00	10.29	10.30	6.42		11.00
25-Jul-12	11.31	10.63	10.65	6.63		11.00
25-Aug-12	11.00	10.29	10.30	6.42		11.00
25-Sep-12	11.00	10.29	10.30	6.42		11.00
25-Oct-12	11.33	10.63	10.65	6.63		11.00
25-Nov-12	11.00	10.29	10.30	6.42		11.00
25-Dec-12	11.34	10.63	10.65	6.63		11.00
25-Jan-13	11.00	10.29	10.30	6.42		11.00
25-Feb-13	11.00	10.29	10.30	6.42		11.00
25-Mar-13	12.18	11.39	11.41	7.10		11.49
25-Apr-13	11.01	10.29	10.30	6.42		11.00
25-May-13	11.39	10.63	10.65	6.63		11.00
25-Jun-13	11.03	10.29	10.30	6.42		11.00
25-Jul-13	11.41	10.63	10.65	6.63		11.00
25-Aug-13	11.05	10.29	10.30	6.42		11.00

(1) Available Funds Cap Calculation assumes all indices are at 20% and in the case of the Class I-A AFC, Class IV-A2 AFC and Class M-1 through Class M-4 AFC includes proceeds received under the Class I-A Corridor Cap, Class IV-A2 Corridor Cap and Class M-1 through Class M-4 Corridor Cap respectively

(2) The Class IV-A AFC applies to the class IV-A1, Class IV-A3 and Class IV-A4 Notes respectively

(3)The Class M-1 through Class M-4 AFC applies only to the Class M-1, Class M-2, Class M-3 and Class M-4 Notes


UBS
Investment
Bank

Exhibit III - Price/Yield Tables to Maturity (Class I-A1 through Class IV-A4)(1)

ARM FRM	10 CPR 40 PPC	15 CPR 60 PPC	25 CPR 100 PPC	30 CPR 120 PPC	35 CPR 140 PPC	45 CPR 180 PPC	55 CPR 220 PPC
Class I-A1							
Price	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000
WAL	7.81	5.51	3.27	2.65	2.20	1.56	1.13
Principal Window Begin	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005
Principal Window End	9/25/2034	11/25/2031	6/25/2023	4/25/2020	12/25/2017	6/25/2014	2/25/2012
Class I-A2							
Price	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000
WAL	7.81	5.51	3.27	2.65	2.20	1.56	1.13
Principal Window Begin	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005
Principal Window End	9/25/2034	11/25/2031	6/25/2023	4/25/2020	12/25/2017	6/25/2014	2/25/2012
Class II-A							
Price	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000
WAL	7.71	5.47	3.26	2.65	2.19	1.56	1.13
Principal Window Begin	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005
Principal Window End	8/25/2034	12/25/2031	6/25/2023	4/25/2020	11/25/2017	5/25/2014	2/25/2012
Class III-A							
Price	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000
WAL	7.68	5.46	3.25	2.64	2.19	1.56	1.12
Principal Window Begin	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005
Principal Window End	7/25/2034	11/25/2031	5/25/2023	3/25/2020	10/25/2017	5/25/2014	1/25/2012
Class IV-A1							
Price	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000
WAL	8.57	7.63	6.71	6.48	6.39	6.36	4.88
Principal Window Begin	10/25/2008	10/25/2008	11/25/2008	12/25/2008	1/25/2009	4/25/2009	6/25/2008
Principal Window End	8/25/2034	1/25/2032	12/25/2023	10/25/2020	5/25/2018	3/25/2015	11/25/2012
Class IV-A2							
Price	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000
WAL	2.15	1.52	1.00	0.86	0.77	0.63	0.54
Principal Window Begin	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005
Principal Window End	2/25/2010	9/25/2008	7/25/2007	4/25/2007	1/25/2007	10/25/2006	8/25/2006
Class IV-A3							
Price	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000
WAL	8.18	5.24	3.00	2.45	2.06	1.60	1.31
Principal Window Begin	2/25/2010	9/25/2008	7/25/2007	4/25/2007	1/25/2007	10/25/2006	8/25/2006
Principal Window End	4/25/2019	12/25/2014	5/25/2010	6/25/2009	8/25/2008	11/25/2007	6/25/2007
Class IV-A4							
Price	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000
WAL	19.52	14.83	8.71	6.83	5.34	3.09	2.22
Principal Window Begin	4/25/2019	12/25/2014	5/25/2010	6/25/2009	8/25/2008	11/25/2007	6/25/2007
Principal Window End	9/25/2034	3/25/2032	2/25/2024	12/25/2020	8/25/2018	3/25/2011	6/25/2008


UBS
Investment
Bank

Exhibit III - Price/Yield Tables to Maturity (Class M-1 through Class M-4)

ARM FRM	10 CPR 40 PPC	15 CPR 60 PPC	25 CPR 100 PPC	30 CPR 120 PPC	35 CPR 140 PPC	45 CPR 180 PPC	55 CPR 220 PPC
Class M-1							
Price	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000
WAL	13.25	9.50	5.74	4.87	4.33	3.89	4.15
Principal Window Begin	1/25/2012	1/25/2010	10/25/2008	11/25/2008	12/25/2008	3/25/2009	8/25/2009
Principal Window End	7/25/2030	3/25/2025	11/25/2017	9/25/2015	2/25/2014	11/25/2011	5/25/2010
Class M-2							
Price	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000
WAL	13.17	9.40	5.67	4.80	4.25	3.74	3.78
Principal Window Begin	1/25/2012	1/25/2010	10/25/2008	11/25/2008	11/25/2008	1/25/2009	4/25/2009
Principal Window End	7/25/2029	2/25/2024	2/25/2017	2/25/2015	7/25/2013	6/25/2011	1/25/2010
Class M-3							
Price	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000
WAL	13.03	9.27	5.58	4.71	4.16	3.62	3.54
Principal Window Begin	1/25/2012	1/25/2010	10/25/2008	10/25/2008	11/25/2008	12/25/2008	2/25/2009
Principal Window End	1/25/2028	7/25/2022	1/25/2016	2/25/2014	10/25/2012	11/25/2010	8/25/2009
Class M-4							
Price	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000
WAL	12.89	9.14	5.49	4.62	4.10	3.55	3.42
Principal Window Begin	1/25/2012	1/25/2010	10/25/2008	10/25/2008	11/25/2008	12/25/2008	1/25/2009
Principal Window End	9/25/2026	5/25/2021	3/25/2015	6/25/2013	3/25/2012	6/25/2010	4/25/2009

Exhibit III - Price/Yield Tables to CPB (Class II-A through Class III-A)

	10 CPB	15 CPB	25 CPB	30 CPB	35 CPB	45 CPB	55 CPB
Class II-A							
Price	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000
WAL	3.71	3.27	2.54	2.22	1.95	1.47	1.07
Principal Window Begin	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005
Principal Window End	8/25/2010	8/25/2010	8/25/2010	8/25/2010	8/25/2010	8/25/2010	7/25/2010
Class III-A							
Price	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000
WAL	3.70	3.26	2.53	2.22	1.94	1.47	1.07
Principal Window Begin	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005
Principal Window End	8/25/2010	8/25/2010	8/25/2010	8/25/2010	8/25/2010	8/25/2010	7/25/2010



UBS Investment Bank

Exhibit III - Price/Yield Tables to Call (Class I-A1 through Class IV-A4)

ARM FRM	10 CPR 40 PPC	15 CPR 60 PPC	25 CPR 100 PPC	30 CPR 120 PPC	35 CPR 140 PPC	45 CPR 180 PPC	55 CPR 220 PPC
Class I-A1							
Price	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000
WAL	7.40	5.12	3.00	2.44	2.02	1.43	1.07
Principal Window Begin	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005
Principal Window End	12/25/2023	11/25/2018	8/25/2013	3/25/2012	2/25/2011	8/25/2009	9/25/2008
Class I-A2							
Price	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000
WAL	7.40	5.12	3.00	2.44	2.02	1.43	1.07
Principal Window Begin	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005
Principal Window End	12/25/2023	11/25/2018	8/25/2013	3/25/2012	2/25/2011	8/25/2009	9/25/2008
Class II-A							
Price	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000
WAL	7.32	5.09	3.00	2.44	2.02	1.43	1.07
Principal Window Begin	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005
Principal Window End	12/25/2023	11/25/2018	8/25/2013	3/25/2012	2/25/2011	8/25/2009	9/25/2008
Class III-A							
Price	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000
WAL	7.30	5.08	3.00	2.44	2.02	1.43	1.07
Principal Window Begin	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005
Principal Window End	12/25/2023	11/25/2018	8/25/2013	3/25/2012	2/25/2011	8/25/2009	9/25/2008
Class IV-A1							
Price	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000
WAL	8.55	7.59	6.42	5.76	5.10	3.93	2.99
Principal Window Begin	10/25/2008	10/25/2008	11/25/2008	12/25/2008	1/25/2009	4/25/2009	6/25/2008
Principal Window End	12/25/2023	11/25/2018	8/25/2013	3/25/2012	2/25/2011	8/25/2009	9/25/2008
Class IV-A2							
Price	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000
WAL	2.15	1.52	1.00	0.86	0.77	0.63	0.54
Principal Window Begin	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005
Principal Window End	2/25/2010	9/25/2008	7/25/2007	4/25/2007	1/25/2007	10/25/2006	8/25/2006
Class IV-A3							
Price	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000
WAL	8.18	5.24	3.00	2.45	2.06	1.60	1.31
Principal Window Begin	2/25/2010	9/25/2008	7/25/2007	4/25/2007	1/25/2007	10/25/2006	8/25/2006
Principal Window End	4/25/2019	12/25/2014	5/25/2010	6/25/2009	8/25/2008	11/25/2007	6/25/2007
Class IV-A4							
Price	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000
WAL	17.09	12.25	6.80	5.41	4.41	2.97	2.22
Principal Window Begin	4/25/2019	12/25/2014	5/25/2010	6/25/2009	8/25/2008	11/25/2007	6/25/2007
Principal Window End	12/25/2023	11/25/2018	8/25/2013	3/25/2012	2/25/2011	8/25/2009	6/25/2008


UBS
Investment
Bank

Exhibit III - Price/Yield Tables to Call (Class M-1 through Class M-4)

ARM	10 CPR	15 CPR	25 CPR	30 CPR	35 CPR	45 CPR	55 CPR
FRM	40 PPC	60 PPC	100 PPC	120 PPC	140 PPC	180 PPC	220 PPC
Class M-1							
Price	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000
WAL	12.52	8.81	5.29	4.50	4.02	3.65	3.03
Principal Window Begin	1/25/2012	1/25/2010	10/25/2008	11/25/2008	12/25/2008	3/25/2009	9/25/2008
Principal Window End	12/25/2023	11/25/2018	8/25/2013	3/25/2012	2/25/2011	8/25/2009	9/25/2008
Class M-2							
Price	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000
WAL	12.52	8.81	5.28	4.48	3.98	3.54	3.03
Principal Window Begin	1/25/2012	1/25/2010	10/25/2008	11/25/2008	11/25/2008	1/25/2009	9/25/2008
Principal Window End	12/25/2023	11/25/2018	8/25/2013	3/25/2012	2/25/2011	8/25/2009	9/25/2008
Class M-3							
Price	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000
WAL	12.52	8.81	5.28	4.47	3.95	3.46	3.03
Principal Window Begin	1/25/2012	1/25/2010	10/25/2008	10/25/2008	11/25/2008	12/25/2008	9/25/2008
Principal Window End	12/25/2023	11/25/2018	8/25/2013	3/25/2012	2/25/2011	8/25/2009	9/25/2008
Class M-4							
Price	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000
WAL	12.52	8.81	5.28	4.45	3.95	3.44	3.03
Principal Window Begin	1/25/2012	1/25/2010	10/25/2008	10/25/2008	11/25/2008	12/25/2008	9/25/2008
Principal Window End	12/25/2023	11/25/2018	8/25/2013	3/25/2012	2/25/2011	8/25/2009	9/25/2008

Exhibit III - Price/Yield Tables to CPB (Class II-A through Class III-A)

	10 CPB	15 CPB	25 CPB	30 CPB	35 CPB	45 CPB	55 CPB
Class II-A							
Price	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000
WAL	3.71	3.27	2.54	2.22	1.95	1.47	1.07
Principal Window Begin	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005
Principal Window End	8/25/2010	8/25/2010	8/25/2010	8/25/2010	8/25/2010	8/25/2010	7/25/2010
Class III-A							
Price	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000
WAL	3.70	3.26	2.53	2.22	1.94	1.47	1.07
Principal Window Begin	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005
Principal Window End	8/25/2010	8/25/2010	8/25/2010	8/25/2010	8/25/2010	8/25/2010	7/25/2010


UBS
Investment
Bank

Contact Information

UBS Securities LLC	
MBS Trading and Structuring	
Brian Bowes	(212) -713-2860
Margarita Genis	(212) 713-2860
Adrian Wu	(212) 713-3153
Asset - Backed Finance	
Steve Warjanka	(212) 713-2466
Michael Zentz	(212) 713-6099


UBS
Investment
Bank


American Home Mortgage

September 9, 2005

$[743,247,000]

American Home Mortgage Investment Trust 2005-3
Mortgage-Backed Notes, Series 2005-3

COMPUTATIONAL MATERIALS
Part I of II

American Home Mortgage Securities LLC
Depositor

American Home Mortgage Servicing, Inc.
Servicer

Wells Fargo Bank, N.A.
Master Servicer/Securities Administrator

UBS Investment Bank (lead manager)

Credit Suisse First Boston
Goldman, Sachs & Co.
Lehman Brothers Inc.
Merrill Lynch, Pierce, Fenner & Smith, Inc.
Underwriters


UBS
Investment
Bank

COMPUTATIONAL MATERIALS DISCLAIMER

The analysis in this report is based on information provided by American Home Mortgage Securities LLC (the "Depositor"). These Computational Materials are furnished to you solely by UBS Securities LLC ("UBS") and not by the Issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. The information herein is preliminary and is subject to completion or change. The information in this communication supersedes information contained in any prior similar communication relating to these securities.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be stated herein. As such, no assurance can be given as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. The Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in these Computational Materials has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities has not been filed with the Securities and Exchange Commission. These Computational Materials shall not constitute an offer to sell or the solicitation of any offer to buy, nor shall there be any sale of the securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in these Computational Materials for definitive information on any matter discussed herein. A final prospectus and prospectus supplement may be obtained by contacting the UBS Trading Desk at (212) 713-2680.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY UBS AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. UBS IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.


UBS
Investment
Bank

American Home Mortgage Investment Trust 2005-3
Mortgage-Backed Notes, Series 2005-3
Publicly Offered Note Computational Materials: Term Sheet

$[743,247,000]
American Home Mortgage Securities LLC
Mortgage Backed Notes, Series 2005-3

Class	Approx. Size ($) (1)	Expected Rating S&P/Moodys (2)	Initial CE%(3)	Note Interest Rate	WAL (11)	Collateral	Note Type
				Offered Notes			
I-A1	133,576,000	AAA/Aaa	16.20	LIBOR (4)	3.00	2/1& 3/1 Hybrids 6 mo. ARMs	Group I Super Senior
I-A2	14,842,000	AAA/Aaa	6.20	LIBOR (4)	3.00	2/1& 3/1 Hybrids 6 mo. ARMs	Group I Senior Mezz (12)
II-A	269,675,000	AAA/Aaa	6.20	FIXED (5)	2.54	Conforming 5/1 Hybrids	Group II Senior
III-A	211,248,000	AAA/Aaa	6.20	FIXED (5)	2.53	Non-Conforming 5/1 Hybrids	Group III Senior
IV-A1	8,205,000	AAA/Aaa	6.20	FIXED(6)	6.42	Fixed Rate	Group IV Non-AcceleratingSenior
IV-A2	31,293,000	AAA/Aaa	6.20	LIBOR (7)	1.00	Fixed Rate	Group IV Senior
IV-A3	26,793,000	AAA/Aaa	6.20	FIXED(6)	3.00	Fixed Rate	Group IV Senior
IV-A4	15,763,000	AAA/Aaa	6.20	FIXED(6)	6.80	Fixed Rate	Group IV Senior
M-1	10,617,000	AA+/Aa1	4.80	LIBOR (8)	5.29	Groups I-IV	Crossed Subordinate
M-2	11,376,000	AA+/Aa3	3.30	LIBOR (8)	5.28	Groups I-IV	Crossed Subordinate
M-3	6,067,000	AA/A2	2.50	LIBOR (8)	5.28	Groups I-IV	Crossed Subordinate
M-4	3,792,000	AA-/A3	2.00	LIBOR (8)	5.28	Groups I-IV	Crossed Subordinate
				Non-Offered Securities			
M-5	3,792,000	A+/NR	1.50	FIXED (9)	5.28	Groups I-IV	Crossed Subordinate
M-6	3,792,000	A/NR	1.00	FIXED (9)	5.21	Groups I-IV	Crossed Subordinate
B	7,584,000	BBB/NR	0.00	PO (10)	4.38	Groups I-IV	Crossed Subordinate

(1) Subject to a permitted variance of +/- 10% in aggregate

(2) Rating levels are subject to final approval

(3) Initial credit enhancement for the Notes includes overcollateralization which will initially equal 0.00%. The OC target amount will equal 0.35% of the Cut-Off Date principal balance of the mortgage loans.

(4) The Note Interest Rate for the Class I-A1 Notes and Class I-A2 Notes (together, the "Class I-A Notes") will be an actual/360 floating rate based on the lesser of (i) One-Month LIBOR plus [tbd]% and [tbd]% , respectively, and (ii) [11.00%], subject to the related Available Funds Rate described herein. On the first payment date after the first possible Optional Termination Date, the margin for the Class I-A1 Notes and Class I-A2 Notes will increase to 2 times the original margin.

(5) Up to and including the payment date in July 2010, the Note Interest Rate for the Class II-A Notes and Class III-A Notes will be a 30/360 fixed rate equal to [tbd]% and [tbd]%, respectively, each subject to the related Available Funds Rate described herein. After the payment date in July 2010, the Class II-A Notes and Class III-A Notes will have a 30/360 Note Interest Rate equal to the least of (i) 6-Month LIBOR (which is set every 6 months) plus 1.625%, (ii) [11.00%] and (iii) the related Available Funds Rate.

(6) The Note Interest Rate for the Class IV-A1, Class IV-A3 and Class IV-A4 Notes, will be a 30/360 basis fixed rate equal to [tbd %], [tbd%], and [tbd%] respectively. On the first payment date after the first possible Optional Termination Date, the coupon for the Class IV-A1, Class IV-A3 and Class IV-A4 Notes will increase by 0.50%.

(7) The Note Interest Rate for the Class IV-A2 Notes will be an actual/360 floating rate equal to the least of (i) One-Month LIBOR plus [tbd]%, (ii) [tbd]% and (iii) the related Available Funds Cap. On the first payment date after the first possible Optional Termination Date, the margin for the Class IV-A2 Notes will increase to 2 times the original margin.

(8) The Note Interest Rate for the Class M-1, Class M-2, Class M-3 and Class M-4 Notes will be an actual/360 floating rate based on the lesser of (i) One-Month LIBOR plus [tbd]%, [tbd]% , [tbd]% , and [tbd]%, respectively, and (ii) [11.00%] each subject to the related Available Funds Rate described herein. On the first payment date after the first possible Optional Termination Date, the margin for the Class M Notes will increase to 1.5 times the original margin.

(9) The Note Interest Rate for the Class M-5 Notes and Class M-6 Notes will be a 30/360 basis fixed rate equal to [tbd %], and [tbd%] respectively.

(10) The Class B Notes are principal only notes. They are not entitled to payments of interest.

(11) WALs are calculated at the pricing speed to the 10% Optional Termination with respect to the Class I-A, Class IV-A, Class M and Class B Notes and to CPB with respect to the Class II-A Notes and Class III-A Notes. Pricing Speed is 25% CPR for ARM loans and Pricing Speed ramps from 8% to 24% CPR over 12 months for fixed rate loans.

(12) The Class I-A2 Notes are Senior Mezzanine Notes. Any losses allocable to the Class I-A1 Notes will first be allocated to the Class I-A2 Notes, until reduced to zero. Losses will not be allocated to other Class A Notes.


UBS
Investment
Bank

COLLATERAL DESCRIPTION

- Conventional, one- to four-family, fixed rate, hybrid and adjustable-rate loans secured by first liens on residential mortgage properties as briefly described in the table below and as more fully described in Part II of II of this Term Sheet.
- Approximately 13.32%, 100.00%, 1.97% and 85.20% of the mortgage loans in loan groups I, II, III and IV respectively and 51.10% of the aggregate mortgage loans have "conforming" balances. However, some of these loans may have been underwritten in accordance with underwriting standards which are primarily intended to provide single family "non-conforming" mortgage loans. A "non-conforming " mortgage loan means a mortgage loan which is ineligible for purchase by Fannie Mae or Freddie Mac due to either credit characteristics of the related mortgagor or documentation standards in connection with the underwriting of the related mortgage loan that do not meet the Fannie Mae or Freddie Mac underwriting guidelines for "A" credit borrowers. For a description of the underwriting standards under which the mortgage loans were originated, refer to the section titled "Mortgage Loan Origination – Underwriting Guidelines" in the prospectus supplement.
- The mortgage loans were originated by American Home. American Home Mortgage Investment Corp. and, together with its wholly-owned subsidiaries, collectively referred to as American Home, is primarily engaged in the business of originating and servicing residential mortgage loans.
- Approximately 4.09% of the mortgage loans have a loan-to-value ratio greater than 80%.
- All of the mortgage loans with a loan-to-value greater than 80% are covered by a primary mortgage insurance policy.
- As of the Cut-Off Date, none of the mortgage loans will be 30-days or more delinquent.
- Approximately 83.81% of the mortgage loans provide for a period of interest only payments before the loan becomes fully amortizing.

LOAN GROUP DESCRIPTION

- Group I – *2 Yr. Hybrid, 3 Yr. Hybrid and 6-Mo. LIBOR/CMT ARMs*
- Group II – *Conforming 5 Yr. Hybrid*
- Group III – *Non Conforming 5Yr. Hybrid*
- Group IV – *Fixed Rate*

Loan Description	% of Pool	Gross WAC (%)	Net WAC (%)	WA Orig Term (mos.)	WAM (mos.)	WALA (mos.)	Gross Margin (%)	Net Margin (%)	Initial Cap (%)	Period Cap (%)	Max Rate (%)	Mos to Roll
Group I	20.86	5.000	4.730	360	358	2	2.484	2.214	2.132	1.868	11.301	14
Group II	37.91	6.006	5.631	360	358	2	2.954	2.579	4.998	1.350	11.007	58
Group III	29.69	5.894	5.644	360	358	2	2.745	2.495	4.996	1.692	10.896	58
Group IV	11.53	6.874	6.624	356	354	2	NA	NA	NA	NA	NA	N/A
Group I-IV Totals:	**100.00**	**5.863**	**5.561**	**359**	**358**	**2**	**2.773**	**2.465**	**4.322**	**1.587**	**11.039**	**48**


UBS
Investment
Bank

SUMMARY OF TERMS

Depositor:	American Home Mortgage Securities LLC.
Master Servicer/Securities Administrator:	Wells Fargo Bank, N.A.
Servicer:	American Home Mortgage Servicing, Inc.
Underwriters:	UBS Investment Bank (lead manager), Credit Suisse First Boston, Goldman, Sachs & Co., Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith (co-managers).
Custodian:	Deutsche Bank National Trust Company.
Indenture Trustee:	Deutsche Bank National Trust Company.
Owner Trustee:	Wilmington Trust Company.
Rating Agencies:	Standard & Poor's and Moody's Investors Service.
Cut-off Date:	September 1, 2005.
Expected Settlement Date:	September [16], 2005
Expected Pricing Date:	September [12], 2005
Payment Date:	25th day of each month (or the next business day), commencing October 2005.
Final Scheduled Payment Date:	[September 25, 2035]
Optional Clean-Up Call:	The holder of a majority percentage interest in the trust certificates may repurchase from the trust all of the mortgage loans at par plus accrued interest when the aggregate principal balance of the mortgage loans is reduced to 10% of the aggregate principal balance of the mortgage loans as of the Cut-off Date.


UBS
Investment
Bank

Registration: The Notes will be available in book-entry form through DTC.

Notes: The Class I-A1, Class I-A2, Class II-A, Class III-A, Class IV-A1, Class IV-A2, Class IV-A3 and Class IV-A4 Notes are referred to herein collectively as the "Class A Notes". The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Notes are referred to herein collectively as the "Class M Notes" The Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Notes are referred to herein together as the "Offered Notes". The Offered Notes, Class M-5, Class M-6 and Class B Notes are referred to herein together as the "Notes".

Denominations: The Class II-A, Class III-A and Class IV-A1, Class IV-A3 and Class IV-A4 Notes are issuable in minimum denominations of an original amount of $25,000 and multiples of $1 in excess thereof. The Class I-A, Class IV-A2, Class M-1, Class M-2, Class M-3 and Class M-4 Notes are issuable in minimum denominations of an original amount of $100,000 and multiples of $1 in excess thereof.

Federal Tax Treatment: The Offered Notes will be characterized as debt for federal income tax purposes.

ERISA Considerations: The Offered Notes generally may be purchased by, on behalf of, or with plan assets of, a Plan, if a prohibited transaction class exemption, based on the identity of the fiduciary making the decision to acquire such Notes on behalf of the Plan or the source of funds for such acquisition, is applicable to the acquisition, holding and transfer of the Notes.

SMMEA Eligibility: The Offered Notes, other than the Class M-3 and Class M-4 Notes, will be "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

P&I Advances: The Servicer will be obligated to advance, or cause to be advanced, cash advances with respect to delinquent payments of principal and interest on the mortgage loans to the extent that the Servicer reasonably believes that such cash advances can be repaid from future payments on the related mortgage loans. These cash advances are only intended to maintain a regular flow of scheduled interest and principal payments on the Notes and are not intended to guarantee or insure against losses.

Net Mortgage Rate: On any mortgage loan, the then applicable mortgage rate thereon minus the applicable Servicing Fee.

Servicing Fee: With respect to each mortgage loan and any payment date, the fee payable to the Servicer in respect of servicing compensation that accrues at an annual rate equal to the related servicing fee rate multiplied by the principal balance of such mortgage loan as of the first day of the related Due Period.

Servicing Fee Rate: For the Adjustable Rate Mortgage Loans, the servicing fee will be 0.375% for the conforming balance mortgage loans and 0.25% for the non-conforming balance mortgage loans. For the Fixed Rate Mortgage loans, the servicing fee will be 0.25% for all loans.


UBS
Investment
Bank

Accrual Period:

The "Accrual Period" for all of the classes of notes except the Class II-A, Class III-A, Class IV-A1, Class IV-A3, Class IV-A4, Class M-5 and Class M-6 Notes will be the period from and including the preceding payment date (or from the Settlement Date with respect to the first payment date) to and including the day prior to the current payment date. The "Accrual Period" for the Class II-A, Class III-A, Class IV-A1, Class IV-A3, Class IV-A4, Class M-5 and Class M-6 Notes will be the calendar month preceding the month in which the payment date occurs, beginning in October 2005. The Securities Administrator will calculate interest on all of the classes of Offered Notes except for the Class II-A, Class III-A, Class IV-A1, Class IV-A3 and Class IV-A4 Notes on an actual/360 basis. The Securities Administrator will calculate interest on the Class II-A, Class III-A, Class IV-A1, Class IV-A3 and Class IV-A4 Notes on a 30/360 basis.

Credit Enhancement for the Notes:

Subordination:

Initially, [6.20%] for the Class A Notes,[4.80%] for the Class M-1 Notes, [3.30%] for the Class M-2 Notes, [2.50%] for the Class M-3 Notes, [2.00%] for the Class M-4 Notes, [1.50%] for the Class M-5 Notes, [1.00%] for the Class M-6 Notes and [0.00%] for the Class B Notes.

- Overcollateralization ("OC")
  - **Initial** (% Orig.) [0.00%]
  - **OC Target** (% Orig.) [0.35%]
  - **OC Floor** (% Orig.) [0.35%]
- Excess spread, which will initially be equal to approximately [91.23] bps per annum (before losses) as of the Cut-off Date, is expected to be available to help cover losses on all the Notes and to replenish OC as needed.

Available Funds

For any Payment Date and with respect to each Loan Group, will be an amount that generally includes (1) all previously undistributed principal and interest portions of scheduled payments, principal prepayments and the principal and interest portions of net liquidation proceeds, (2) any monthly advances and compensating interest payments made by the Master Servicer or Servicer for such Payment Date in respect of the mortgage loans in the related Loan Group, (3) any amounts reimbursed by the Master Servicer in connection with losses on certain eligible investments and (4) fees payable to, and amounts reimbursable to, the Master Servicer, the Servicer, the Securities Administrator, the Indenture Trustee and the Custodian.

Accrued Note Interest:

For any Payment Date and each class of Notes, interest accrued during the related accrual period at the then-applicable Note Interest Rate on the related note principal balance thereof immediately prior to such Payment Date, plus any Accrued Note Interest remaining unpaid from any prior Payment Date with interest thereon at the related Note Interest Rate.


UBS Investment Bank

Available Funds Rate: On any Payment Date and any class of Class A Notes, the per annum rate equal to (a) the weighted average of the Net Mortgage Rates on the related mortgage loans included in the trust as of the end of the prior Due Period times (b) in the case of the Class I-A1, Class I-A2 and Class IV-A2 Notes, a fraction equal to (x) 30 divided by (y) the number of days in the related Accrual Period times (c) the Adjustment Fraction.

On any Payment Date and any class of Class M Notes, the per annum rate equal to (a) the weighted average (as described below) of the weighted average of the Net Mortgage Rates of the mortgage loans in Loan Group I, Loan Group II, Loan Group III and Loan Group IV included in the trust as of the end of the prior Due Period, weighted on the basis of the principal balances thereof as of the end of the prior Due Period, weighted in proportion to the results of subtracting from the aggregate principal balance of the related mortgage loans, the aggregate Note Principal Balance of the related Class A Notes, times (b) in the case of the Class M-1, Class M-2, Class M-3 and Class M-4 Notes, a fraction equal to (x) 30 divided by (y) the number of days in the related Accrual Period and times (c) the Adjustment Fraction.

Adjustment Fraction: For any Payment Date with respect to the Offered Notes, a fraction, (x) the numerator of which is the aggregate principal balance of the mortgage loans at the beginning of the related Due Period, and (y) the denominator of which is the aggregate Note Principal Balance of the Notes immediately prior to that Payment Date.

Principal Remittance Amount: For any payment date and any loan group or the mortgage loans in the aggregate, as applicable, the sum of (a) the principal portion of all scheduled monthly payments on the related mortgage loans on the related due date, (b) the principal portion of all proceeds of the repurchase of mortgage loans in the related loan group during the preceding calendar month and (c) the principal portion of all other unscheduled collections received during the preceding calendar month in respect of the related mortgage loans.

Basic Principal Distribution Amount: With respect to any payment date and loan groups I-IV, the lesser of (a) the excess of (i) the aggregate Available Funds for such loan groups for such payment date over (ii) the aggregate amount of Accrued Note Interest for the related Notes for such payment date and (b) the aggregate Principal Remittance Amount for such loan groups.

Principal Distribution Amount: For any payment date and loan groups I-IV, the sum of (a) the related Basic Principal Distribution Amount and (b) the Overcollateralization Increase Amount. In addition, the Principal Distribution Amount shall be reduced to the extent the Overcollateralization Amount exceeds the Overcollateralization Target Amount, by the amount of such excess.

Net Monthly Excess Cashflow: For any payment date, the sum of the excess of (x) the aggregate Available Funds for such payment date over (y) the sum for such payment date of (a) the aggregate amount of Accrued Note Interest for the Offered Notes and (b) the aggregate Principal Remittance Amount used to make payments in respect of the principal to the Notes.

Overcollateralization Increase Amount: For any payment date, the lesser of (i) the Net Monthly Excess Cashflow for such payment date and (ii) the excess, if any, of (a) the Overcollateralization Target Amount over (b) the Overcollateralization Amount on such payment date after taking into account payments to the Notes of the Basic Principal Distribution Amount for each


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	loan group on such payment date.
Overcollateralization Amount:	For any payment date, the amount, if any, by which (i) the aggregate principal balance of the mortgage loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, including Realized Losses on the mortgage loans incurred during the related Prepayment Period) exceeds (ii) the aggregate note principal balance of the Notes as of such payment date.
Overcollateralization Target Amount and OC Floor:	0.35% of the Cut-off Date Balance of the mortgage loans.
Basis Risk Shortfall Carryforward Amount and Net WAC Shortfall Carryforward Amount:	For any payment date for the Offered Notes, the sum of (i) if on such payment date the note interest rate for the related Notes is based on the related Available Funds Rate, the excess, if any, of (a) the Accrued Note Interest that would have been payable had the note interest rate for the related Notes been calculated at (i) the lesser of (x) the LIBOR-based rate or (y) a fixed rate, as applicable, and the related maximum rate over (b) interest calculated at the Available Funds Rate and (ii) any such amounts remaining unpaid from prior payment dates with interest thereon at the Note Interest Rate for such payment date to the extent previously unreimbursed by related Net Monthly Excess Cashflow and in the case of the Class I-A, Class IV-A2, Class M-1, Class M-2, Class M-3 and Class M-4 Notes, by the related Corridor Cap Agreements.
Stepdown Date:	The later to occur of (x) the Payment Date occurring in October 2008 and (y) the first Payment Date on which the Credit Enhancement Percentage for the Class A Notes (calculated for this purpose only after taking into account distributions of principal on the related mortgage loans, but prior to any distribution of the Principal Distribution Amount to the holders of the Notes then entitled to distributions of principal on such Payment Date) is greater than or equal to approximately [13.10%].
Trigger Event:	A "Trigger Event," with respect to each Payment Date on or after the Stepdown Date, exists if the three-month rolling average of the percent equal to the sum of the aggregate Principal balances of the related mortgage loans that are 60 days or more delinquent or are in bankruptcy or foreclosure or are REO properties over the sum of the aggregate Principal balances of the related mortgage loans as of the last day of the related due period, equals or exceeds [41.20]% of the sum of the aggregate Note Principal Balance of the Class M Notes and Class B Notes and the Overcollateralization Amount or if the Cumulative Loss Test has been violated.


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Cumulative Loss Test:

The Cumulative Loss Test is violated on any Payment Date if the aggregate amount of realized losses on the mortgage loans incurred since the Cut-off Date through the last day of the related Due Period divided by the sum of (i) the aggregate principal balance of the mortgage loans as of the Cut-Off Date and (ii) the related pre-funded amounts exceeds the applicable percentages set forth below with respect to such Payment Date.

Payment Date	Percentage
October 2008 through September 2009	[0.75]%
October 2009 through September 2010	[1.15]%
October 2010 through September 2011	[1.25]%
October 2011 and thereafter	[1.50]%

Priority of Payments:

Payments on the Notes will be made on the 25th day of each month (or next business day) from Available Funds. Available Funds for each Loan Group will be distributed according to the following priority:

Available Funds:

On each Payment Date, payments on the Notes, to the extent of the Group I, Group II, Group III and Group IV Available Funds, will be made according to the following priority:

Interest Payments

1) From each Available Funds, concurrently, to the holders of the related Class I-A1, Class I-A2, Class II-A, Class III-A, Class IV-A1, Class IV-A2, Class IV-A3 and Class IV-A4 Notes, the related Accrued Note Interest and any related Unpaid Interest Shortfall;
2) From each Available Funds to the Class A Notes pro rata based on entitlement, any remaining unpaid Accrued Note Interest and Unpaid Interest Shortfall for such payment date.
3) From remaining Group I, Group II, Group III and Group IV Available Funds, to the holders of the Class M-1 Notes, the Accrued Note Interest for such class;
4) From remaining Group I, Group II, Group III and Group IV Available Funds, to the holders of the Class M-2 Notes, the Accrued Note Interest for such class;
5) From remaining Group I, Group II, Group III and Group IV Available Funds, to the holders of the Class M-3 Notes, the Accrued Note Interest for such class;
6) From remaining Group I, Group II, Group III and Group IV Available Funds, to the holders of the Class M-4 Notes, the Accrued Note Interest for such class;
7) From remaining Group I, Group II, Group III and Group IV Available Funds, to the holders of the Class M-5 Notes, the Accrued Note Interest for such class;
8) From remaining Group I, Group II, Group III and Group IV Available Funds, to the holders of the Class M-6 Notes, the Accrued Note Interest for such class;
9) Any remainder (to the extent not included as part of the Principal Distribution Amount) to be included as Net Monthly Excess Cashflow as described below.


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Principal Distributions:

Prior to the Stepdown Date or on which a Trigger Event is in effect:

1) From the Principal Distribution Amount for Loan Group I, payments of principal to the holders of the Class I-A1 Notes and Class I-A2, pro rata, until the Note Principal Balance of each such class has been reduced to zero;
2) From the Principal Distribution Amount for Loan Group II, payments of principal to the holders of the Class II-A Notes, until the Note Principal Balance of such class has been reduced to zero;
3) From the Principal Distribution Amount for Loan Group III, payments of principal to the holders of the Class III-A Notes, until the Note Principal Balance of such class has been reduced to zero;
4) From the Principal Distribution Amount for Loan Group IV, to the Class IV-A1 Notes, the Class IV-A1 Priority Amount until the Note Principal Balance of such class has been reduced to zero;
5) From any remaining Principal Distribution Amount for Loan Group IV, payments of principal to the holders of the Class IV-A2, Class IV-A3, Class IV-A4 and Class IV-A1 Notes, sequentially, until the Note Principal Balance of such class has been reduced to zero;
6) From the aggregate remaining Principal Distribution Amount for Loan Groups I, II, III and IV, payments of principal to the holders of the Class I-A, Class II-A, Class III-A and Class IV-A Notes on a pro rata basis, based on the Note Principal Balances thereof, until the Note Principal Balances thereof have been reduced to zero, with any amounts payable to the Class I-A Notes payable to the Class I-A1 Notes and Class I-A2 Notes pro rata; and with any amounts payable to the Class IV-A Notes payable to the Class IV-A2, Class IV-A3, Class IV-A4 and Class IV-A1 Notes sequentially,
7) To the holders of the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class B Notes, sequentially, from the remaining Principal Distribution Amount, until the Note Principal Balance of such class has been reduced to zero;
8) Any remainder as part of Net Monthly Excess Cashflow as described below.

On or after the Stepdown Date on which a Trigger Event is not in effect:

1) From the Principal Distribution Amount for Loan Group I, the Class I-A Principal Distribution Amount to the holders of the Class I-A1 Notes and Class I-A2 Notes, pro rata, until the Note Principal Balance of each such class has been reduced to zero;
2) From the Principal Distribution Amount for Loan Group II, the Class II-A Principal Distribution Amount to the holders of the Class II-A Notes, until the Note Principal Balance of such class has been reduced to zero;
3) From the Principal Distribution Amount for Loan Group III, the Class III-A Principal Distribution Amount to the holders of the Class III-A Notes until the Note Principal Balance of such class has been reduced to zero;
4) From the Principal Distribution Amount for Loan Group IV, to the Class IV-A1 Notes, the Class IV-A1 Priority Amount until the Note Principal Balance of such class has been reduced to zero;


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5) From the Principal Distribution Amount for Loan Group IV, the Class IV-A Principal Distribution Amount to the holders of the Class IV-A2, Class IV-A3, Class IV-A4 and Class IV-A1 Notes, sequentially, until the Note Principal Balance of such class has been reduced to zero;
6) From the aggregate remaining Principal Distribution Amount for Loan Groups I, II, III and IV, to the holders of the Class I-A, Class II-A, Class III-A and Class IV-A Notes, pro rata, based on the Note Principal Balances thereof, until the Note Principal Balances thereof have been reduced to zero, with any amounts payable to the Class I-A Notes payable to the Class I-A1 Notes and Class I-A2 Notes pro rata; and with any amounts payable to the Class IV-A Notes to the Class IV-A2, Class IV-A3, Class IV-A4 and Class IV-A1 Notes sequentially.
7) To the holders of the Class M-1 Notes, Class M-1 Principal Distribution Amount until the Note Principal Balance of such class has been reduced to zero;
8) To the holders of the Class M-2 Notes, Class M-2 Principal Distribution Amount until the Note Principal Balance of such class has been reduced to zero;
9) To the holders of the Class M-3 Notes, Class M-3 Principal Distribution Amount until the Note Principal Balance of such class has been reduced to zero;
10) To the holders of the Class M-4 Notes, Class M-4 Principal Distribution Amount until the Note Principal Balance of such class has been reduced to zero;
11) To the holders of the Class M-5 Notes, Class M-5 Principal Distribution Amount until the Note Principal Balance of such class has been reduced to zero;
12) To the holders of the Class M-6 Notes, Class M-6 Principal Distribution Amount until the Note Principal Balance of such class has been reduced to zero;
13) To the holders of the Class B Notes, Class B Principal Distribution Amount until the Note Principal Balance of such class has been reduced to zero; and
14) Any remainder as part of Net Monthly Excess Cashflow as described below.

Net Monthly Excess Cashflow:

On each Payment Date, Net Monthly Excess Cashflow will be distributed as follows:

1) To the holders of the Class I-A, Class II-A, Class III-A, Class IV-A, Class M and Class B Notes in an amount equal to the Overcollateralization Increase Amount, payable to such holders as part of the Principal Distribution Amount in the same priority as described under "Principal Distributions" above; to maintain or replenish the Overcollateralization Target Amount;
2) To the Class I-A2 Notes, any Allocated Realized Loss Amount for such Notes;
3) To the Class M-1 Notes, any Unpaid Interest Shortfalls Amount and any Allocated Realized Loss Amount, in that order, on the Class M-1 Notes;
4) To the Class M-2 Notes, any Unpaid Interest Shortfalls and any Allocated Realized Loss Amount, in that order, on the Class M-2 Notes;
5) To the Class M-3 Notes, any Unpaid Interest Shortfalls and any Allocated Realized Loss Amount, in that order, on the Class M-3 Notes;
6) To the Class M-4 Notes, any Unpaid Interest Shortfalls and any Allocated Realized Loss Amount, in that order, on the Class M-4 Notes;
7) To the Class M-5 Notes, any Unpaid Interest Shortfalls and any Allocated Realized Loss Amount, in that order, on the Class M-5 Notes;
8) To the Class M-6 Notes, any Unpaid Interest Shortfalls and any Allocated Realized Loss Amount, in that order, on the Class M-6 Notes;


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9) To the Class B Notes any Allocated Realized Loss Amount on the Class B Notes;

10) Concurrently, to the Class A Notes any Basis Risk Shortfall Carryforward Amount or Net WAC Shortfall Carryforward Amount, as applicable, due to such classes, pro rata based on the amount of Basis Risk Shortfall Carryforward Amount or Net WAC Shortfall Carryforward Amount due such classes; and then to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 Notes and Class M-6 Notes, in that order, any Basis Risk Shortfall Carryforward Amount or Net WAC Shortfall Carryforward Amount due such classes;

11) To the holders of the Trust Certificates, as provided in the indenture and trust agreement.

Class A Principal Distribution Amount: For any applicable Payment Date on or after the related Stepdown Date as long as a related Trigger Event has not occurred with respect to such Payment Date, an amount equal to the lesser of (A) the Principal Distribution Amount for such Payment Date and (B) an amount equal to the excess of (x) the aggregate Note Principal Balance of the classes of the Class A Notes immediately prior to such Payment Date over (y) the lesser of (A) the product of (i) [86.90]% and (ii) the aggregate principal balance of the mortgage loans as of the last day of the related due period and (B) the aggregate principal balance of the mortgage loans as of the last day of the related due period minus the OC Floor.

Class I-A, Class II-A, Class III-A and Class IV-A Principal Distribution Amounts: For any applicable Payment Date, a pro rata portion of the Class A Principal Distribution Amount based upon principal funds received on the related mortgage loans.

Class IV-A1 Priority Amount: For any Payment Date, the lesser of (i) the Note Principal Balance of the Class IV-A1 Notes immediately prior to such Payment Date and (ii) the product of (x)(A) with respect to any Payment Date prior to the Stepdown Date or for which a Trigger Event is in effect, the Principal Distribution Amount, or (B) with respect to any Payment Date on or after the Stepdown Date and for which a Trigger Event is not in effect, the Class IV-A Principal Distribution Amount, (y) the Class IV-A1 Percentage and (z) the Class IV-A1 Shift Percentage.

Class IV-A1 Percentage: For any Payment Date, the lesser of (i) 100% and (ii) the percentage obtained by dividing (x) the Note Principal Balance of the Class IV-A1 Notes immediately prior to such date by (y) the aggregate Note Principal Balance of the Class IV-A Notes immediately prior to such date.

Class IV-A1 Shift Percentage: For any Payment Date occurring prior to the 37th Payment Date (i.e., October 2008), will be 0%; for the 37th through 60th Payment Dates, 45%; for the 61st through 72nd Payment Dates, 80%; for the 73rd through 84th Payment Dates, 100%; and thereafter, 300%.


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Class M-1 Principal Distribution Amount: For any applicable Payment Date on or after the Stepdown Date as long as a related Trigger Event has not occurred with respect to such Payment Date, an amount equal to the lesser of (A) the remaining Principal Distribution Amount for that Payment Date after payment of the Class A Principal Distribution Amount and (B) the excess, if any, of (i) the sum of (1) the aggregate Note Principal Balance of the Class A Notes (after taking into account the payment of the Class A Principal Distribution Amount for such Payment Date) and (2) the Note Principal Balance of the Class M-1 Notes immediately prior to such Payment Date, over (ii) the lesser of (a) the product of (i) approximately [89.70]% and (ii) the aggregate principal balance of the mortgage loans as of the last day of the related due period, and (b) the aggregate principal balance of the mortgage loans as of the last day of the related due period minus the OC Floor.

Class M-2 Principal Distribution Amount: For any applicable Payment Date on or after the related Stepdown Date as long as a related Trigger Event has not occurred with respect to such Payment Date, an amount equal to the lesser of (A) the remaining Principal Distribution Amount for that Payment Date after payment of the Class A Principal Distribution Amount and the Class M-1 Principal Distribution Amount and (B) the excess, if any, of (i) the sum of (1) the aggregate Note Principal Balance of the Class A Notes (after taking into account the payment of the Class A Principal Distribution Amount for such Payment Date), (2) the Note Principal Balance of the Class M-1 Notes (after taking into account the payment of the Class M-1 Principal Distribution Amount for such Payment Date) and (3) the Note Principal Balance of the Class M-2 Notes immediately prior to such Payment Date, over (ii) the lesser of (a) the product of (i) approximately [92.70]% and (ii) the aggregate principal balance of the mortgage loans as of the last day of the related due period, and (b) the aggregate principal balance of the mortgage loans as of the last day of the related due period minus the OC Floor.

Class M-3 Principal Distribution Amount: For any applicable Payment Date on or after the related Stepdown Date as long as a related Trigger Event has not occurred with respect to such Payment Date, an amount equal to the lesser of (A) the remaining Principal Distribution Amount for that Payment Date after payment of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount and the Class M-2 Principal Distribution Amount and (B) the excess, if any, of (i) the sum of (1) the aggregate Note Principal Balance of the Class A Notes (after taking into account the payment of the Class A Principal Distribution Amount for such Payment Date), (2) the Note Principal Balance of the Class M-1 Notes (after taking into account the payment of the Class M-1 Principal Distribution Amount for such Payment Date) (3) the Note Principal Balance of the Class M-2 Notes (after taking into account the payment of the Class M-2 Principal Distribution Amount for such Payment Date) and (4) the Note Principal Balance of the Class M-3 Notes immediately prior to such Payment Date, over (ii) the lesser of (a) the product of (i) approximately [94.30]% and (ii) the aggregate principal balance of the mortgage loans as of the last day of the related due period, and (b) the aggregate principal balance of the mortgage loans as of the last day of the related due period minus the OC Floor.


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Class M-4 Principal Distribution Amount:	For any applicable Payment Date on or after the related Stepdown Date as long as a related Trigger Event has not occurred with respect to such Payment Date, an amount equal to the lesser of (A) the remaining Principal Distribution Amount for that Payment Date after payment of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount and the Class M-3 Principal Distribution Amount and (B) the excess, if any, of (i) the sum of (1) the aggregate Note Principal Balance of the Class A Notes (after taking into account the payment of the Class A Principal Distribution Amount for such Payment Date), (2) the Note Principal Balance of the Class M-1 Notes (after taking into account the payment of the Class M-1 Principal Distribution Amount for such Payment Date) (3) the Note Principal Balance of the Class M-2 Notes (after taking into account the payment of the Class M-2 Principal Distribution Amount for such Payment Date) (4) the Note Principal Balance of the Class M-3 Notes (after taking into account the payment of the Class M-3 Principal Distribution Amount for such Payment Date) and (5) the Note Principal Balance of the Class M-4 Notes immediately prior to such Payment Date, over (ii) the lesser of (a) the product of (i) approximately [95.30]% and (ii) the aggregate principal balance of the mortgage loans as of the last day of the related due period, and (b) the aggregate principal balance of the mortgage loans as of the last day of the related due period minus the OC Floor.
Class M-5 Principal Distribution Amount:	For any applicable Payment Date on or after the related Stepdown Date as long as a related Trigger Event has not occurred with respect to such Payment Date, an amount equal to the lesser of (A) the remaining Principal Distribution Amount for that Payment Date after payment of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount and the Class M-4 Principal Distribution Amount and (B) the excess, if any, of (i) the sum of (1) the aggregate Note Principal Balance of the Class A Notes (after taking into account the payment of the Class A Principal Distribution Amount for such Payment Date), (2) the Note Principal Balance of the Class M-1 Notes (after taking into account the payment of the Class M-1 Principal Distribution Amount for such Payment Date) (3) the Note Principal Balance of the Class M-2 Notes (after taking into account the payment of the Class M-2 Principal Distribution Amount for such Payment Date) (4) the Note Principal Balance of the Class M-3 Notes (after taking into account the payment of the Class M-3 Principal Distribution Amount for such Payment Date) (5) the Note Principal Balance of the Class M-4 Notes (after taking into account the payment of the Class M-4 Principal Distribution Amount for such Payment Date) and (6) the Note Principal Balance of the Class M-5 Notes immediately prior to such Payment Date, over (ii) the lesser of (a) the product of (i) approximately [96.30]% and (ii) the aggregate principal balance of the mortgage loans as of the last day of the related due period, and (b) the aggregate principal balance of the mortgage loans as of the last day of the related due period minus the OC Floor.


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Class M-6 Principal Distribution Amount:

For any applicable Payment Date on or after the related Stepdown Date as long as a related Trigger Event has not occurred with respect to such Payment Date, an amount equal to the lesser of (A) the remaining Principal Distribution Amount for that Payment Date after payment of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount and the Class M-5 Principal Distribution Amount and (B) the excess, if any, of (i) the sum of (1) the aggregate Note Principal Balance of the Class A Notes (after taking into account the payment of the Class A Principal Distribution Amount for such Payment Date), (2) the Note Principal Balance of the Class M-1 Notes (after taking into account the payment of the Class M-1 Principal Distribution Amount for such Payment Date) (3) the Note Principal Balance of the Class M-2 Notes (after taking into account the payment of the Class M-2 Principal Distribution Amount for such Payment Date) (4) the Note Principal Balance of the Class M-3 Notes (after taking into account the payment of the Class M-3 Principal Distribution Amount for such Payment Date) (5) the Note Principal Balance of the Class M-4 Notes (after taking into account the payment of the Class M-4 Principal Distribution Amount for such Payment Date) (6) the Note Principal Balance of the Class M-5 Notes immediately prior to such Payment Date (after taking into account the payment of the Class M-5 Principal Distribution Amount for such Payment Date) and (7) the Note Principal Balance of the Class M-6 Notes, over (ii) the lesser of (a) the product of (i) approximately [97.30]% and (ii) the aggregate principal balance of the mortgage loans as of the last day of the related due period, and (b) the aggregate principal balance of the mortgage loans as of the last day of the related due period minus the OC Floor.

Class B Principal Distribution Amount:

For any applicable Payment Date on or after the related Stepdown Date as long as a related Trigger Event has not occurred with respect to such Payment Date, an amount equal to the lesser of (A) the remaining Principal Distribution Amount for that Payment Date after payment of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount and the Class M-6 Principal Distribution Amount and (B) the excess, if any, of (i) the sum of (1) the aggregate Note Principal Balance of the Class A Notes (after taking into account the payment of the Class A Principal Distribution Amount for such Payment Date), (2) the Note Principal Balance of the Class M-1 Notes (after taking into account the payment of the Class M-1 Principal Distribution Amount for such Payment Date) (3) the Note Principal Balance of the Class M-2 Notes (after taking into account the payment of the Class M-2 Principal Distribution Amount for such Payment Date) (4) the Note Principal Balance of the Class M-3 Notes (after taking into account the payment of the Class M-3 Principal Distribution Amount for such Payment Date) (5) the Note Principal Balance of the Class M-4 Notes (after taking into account the payment of the Class M-4 Principal Distribution Amount for such Payment Date) (6) the Note Principal Balance of the Class M-5 Notes (after taking into account the payment of the Class M-5 Principal Distribution Amount for such Payment Date) (7) the Note Principal Balance of the Class M-6 Notes (after taking into account the payment of the Class M-6 Principal Distribution Amount for such Payment Date) and (8) the Note Principal Balance of the Class B Notes immediately prior to such Payment Date, over (ii) the lesser of (a) the product of (i) approximately [99.30]% and (ii) the aggregate principal balance of the mortgage loans as of the last day of the related due period, and (b) the aggregate principal balance of the mortgage loans as of the last day of the related due period minus the OC


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	Floor.
Realized Losses:	Any loss on a mortgage loan attributable to the mortgagor's failure to make any payment of principal or interest as required under the mortgage note.
Allocation of Losses:	Any Realized Losses on the mortgage loans will be allocated on any payment date; first, to the Net Monthly Excess Cashflow; second, in reduction of the Overcollateralization Amount, until reduced to zero. Following the reduction of the Overcollateralization Amount to zero, Realized Losses on the mortgage loans will generally be allocated to the related notes in reverse numerical order starting with the Class B Notes, the Class M-6 Notes, the Class M-5 Notes, the Class M-4 Notes, the Class M-3 Notes, the Class M-2 Notes and the Class M-1 Notes, in that order until reduced to zero. Once the Class M-1 Notes have been reduced to zero, Realized Losses on the Group I Loans will be allocated to the Class I-A-2 Notes until reduced to zero. The Indenture does not permit the allocation of Realized Losses to the Class I-A1, Class II-A, Class III-A and Class IV-A Notes. Once Realized Losses have been allocated to any class of Class M Notes or the Class I-A2 Notes, such amounts with respect to such notes will no longer accrue interest; however, such amounts may be reinstated thereafter to the extent of funds available from Net Monthly Excess Cashflow.
Allocated Realized Loss Amount:	With respect to the Class I-A2, Class M and Class B Notes and any Payment Date, an amount equal to the sum of any Realized Loss allocated to that class of Notes on that Payment Date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous Payment Dates.


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Class I-A, Class IV-A2 and Class M-1 through Class M-4 Corridor Cap Agreements:

Class I-A, Class IV-A2 and Class M-1 through Class M-4 Notes Corridor Cap Agreements

The Class I-A, Class IV-A2 and Class M-1 through Class M-4 Notes will benefit from a series of interest rate cap payments from the Yield Maintenance Provider pursuant to the respective corridor cap agreements (the "Cap Agreements") purchased with respect to the Class I-A, Class IV-A2 and the Class M-1 through Class M-4 Notes. The Cap Agreement for the Class I-A, Class IV-A2 and Class M-1 through Class M-4 Notes are intended to partially mitigate the interest rate risk that could result from the difference between the Note Interest Rate on the Class I-A Notes, Class IV-A2, Class M-1, Class M-2, Class M-3 and Class M-4 Notes and the related Available Funds Rate.

On each Payment Date, payments under the Cap Agreement for the Class I-A Notes will be an amount equal to, on an actual/360 basis, the product of (i) the excess of the lesser of (1) one-month LIBOR for such Distribution Date over the low strike rate and (2) the high strike rate over the low strike rate (ii) the lesser of (a) the aggregate Note Principal Balance of the Class I-A Notes for such Distribution Date and (b) the notional balance based on certain prepayment speeds for such class on such Distribution Date as set forth in Exhibit Ia.

On each Payment Date, payments under the Cap Agreement for the Class IV-A2 Notes will be an amount equal to, on an actual/360 basis, the product of (i) the excess of the lesser of (1) one-month LIBOR for such Distribution Date over the low strike rate and (2) the high strike rate over the low strike rate (ii) the lesser of (a) the aggregate Note Principal Balance of the Class IV-A2 Notes for such Distribution Date and (b) the notional balance based on certain prepayment speeds for such class on such Distribution Date as set forth in Exhibit Ib.

On each Payment Date, payments under the Cap Agreement for the Class M-1 through Class M-4 Notes will be an amount equal to, on an actual/360 basis, the product of (i) the excess of the lesser of (1) one-month LIBOR for such Distribution Date over the low strike rate and (2) the high strike rate over the low strike rate (ii) the lesser of (a) the aggregate Note Principal Balance of the Class M-1, Class M-2, Class M-3 and Class M-4 Notes for such Distribution Date and (b) the notional balance based on certain prepayment speeds for such class on such Distribution Date as set forth in Exhibit Ic.

See Exhibits Ia, Ib and Ic for a schedule of Class I-A, Class IV-A2 and Class M-1 through Class M-4 Corridor Cap Notional Amounts and Strike Rates by month.

Corridor Cap Provider: An entity rated at least AA/Aa2 by S&P and Moody's (which may include an affiliate of the Underwriters).


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American Home Mortgage Investment Trust 2005-3
Mortgage-Backed Notes, Series 2005-3
Publicly Offered Note Computational Materials: Term Sheet

Exhibit Ia – Class I-A Corridor Cap

Payment Date	Class I-A Cap Notional Amount	Low Strike	High Strike	Payment Date	Class I-A Cap Notional Amount	Low Strike	High Strike
10/25/05	148,418,000	3.360	10.722	10/25/09	43,176,893	10.674	10.722
11/25/05	144,568,290	4.352	10.722	11/25/09	42,146,240	10.324	10.722
12/25/05	140,810,118	4.602	10.722	12/25/09	41,140,080	10.689	10.722
1/25/06	137,141,298	4.505	10.722	1/25/10	40,157,878	10.339	10.722
2/25/06	133,559,715	4.551	10.722	2/25/10	39,199,018	10.345	10.722
3/25/06	130,063,293	5.080	10.722	3/25/10	38,262,900	10.722	10.722
4/25/06	126,650,014	4.591	10.722	4/25/10	37,349,031	10.351	10.722
5/25/06	123,317,885	4.757	10.722	5/25/10	36,456,882	10.709	10.722
6/25/06	120,119,043	4.605	10.722	6/25/10	35,585,879	10.358	10.722
7/25/06	117,014,199	4.770	10.722	7/25/10	34,735,501	10.720	10.722
8/25/06	113,983,168	5.636	10.722	8/25/10	33,905,334	10.503	10.722
9/25/06	111,026,453	6.010	10.722	9/25/10	33,090,774	10.553	10.722
10/25/06	108,140,790	6.220	10.722	10/25/10	32,293,785	10.722	10.722
11/25/06	105,323,661	6.011	10.722	11/25/10	31,515,822	10.560	10.722
12/25/06	102,573,438	6.222	10.722	12/25/10	30,756,433	10.722	10.722
1/25/07	99,888,534	6.013	10.722	1/25/11	30,015,176	10.569	10.722
2/25/07	97,267,398	6.014	10.722	2/25/11	29,291,619	10.573	10.722
3/25/07	94,708,516	6.689	10.722	3/25/11	28,585,341	10.722	10.722
4/25/07	92,210,411	6.015	10.722	4/25/11	27,895,930	10.582	10.722
5/25/07	89,771,439	6.235	10.722	5/25/11	27,222,986	10.722	10.722
6/25/07	87,389,966	6.035	10.722	6/25/11	26,566,115	10.591	10.722
7/25/07	85,065,070	6.249	10.722	7/25/11	25,924,936	10.722	10.722
8/25/07	82,795,409	7.271	10.722	8/25/11	25,299,075	10.601	10.722
9/25/07	80,581,320	7.722	10.722	9/25/11	24,688,166	10.606	10.722
10/25/07	78,420,460	7.990	10.722	10/25/11	24,091,855	10.722	10.722
11/25/07	76,310,890	7.727	10.722	11/25/11	23,509,793	10.617	10.722
12/25/07	74,251,393	8.008	10.722	12/25/11	22,941,641	10.722	10.722
1/25/08	72,240,936	7.742	10.722	1/25/12	22,387,068	10.628	10.722
2/25/08	70,278,196	7.818	10.722	2/25/12	21,845,751	10.633	10.722
3/25/08	68,362,121	8.405	10.722	3/25/12	21,317,373	10.722	10.722
4/25/08	66,491,566	7.846	10.722	4/25/12	20,801,627	10.645	10.722
5/25/08	64,665,407	8.122	10.722	5/25/12	20,298,211	10.722	10.722
6/25/08	62,882,592	7.858	10.722	6/25/12	19,806,833	10.658	10.722
7/25/08	61,142,093	8.136	10.722	7/25/12	19,327,205	10.722	10.722
8/25/08	59,442,781	9.148	10.722	8/25/12	18,859,047	10.672	10.722
9/25/08	57,779,929	9.631	10.722	9/25/12	18,402,086	10.679	10.722
10/25/08	56,155,686	9.964	10.722	10/25/12	17,956,056	10.722	10.722
11/25/08	56,155,686	9.635	10.722	11/25/12	17,520,695	10.693	10.722
12/25/08	54,984,485	9.978	10.722	12/25/12	17,095,750	10.722	10.722
1/25/09	53,671,448	9.650	10.722	1/25/13	16,680,973	10.708	10.722
2/25/09	52,389,646	9.672	10.722	2/25/13	16,276,121	10.716	10.722
3/25/09	51,138,336	10.722	10.722	3/25/13	15,880,957	10.722	10.722
4/25/09	49,916,798	9.691	10.722	4/25/13	15,495,251	10.722	10.722
5/25/09	48,724,321	10.026	10.722	5/25/13	15,118,777	10.722	10.722
6/25/09	47,560,213	9.697	10.722	6/25/13	14,751,315	10.722	10.722
7/25/09	46,423,802	10.036	10.722	7/25/13	14,392,650	10.722	10.722
8/25/09	45,314,454	10.154	10.722	8/25/13	14,042,574	10.722	10.722
9/25/09	44,232,635	10.318	10.722				


UBS
Investment
Bank

Exhibit Ib – Class IV-A2 Corridor Cap

Payment Date	Class I-A Cap Notional Amount	Low Strike	High Strike
10/25/05	31,293,000	4.935	10.840
11/25/05	30,384,831	6.253	10.840
12/25/05	29,365,400	6.471	10.840
1/25/06	28,236,787	6.260	10.840
2/25/06	27,001,511	6.264	10.840
3/25/06	25,662,523	6.957	10.840
4/25/06	24,223,199	6.272	10.840
5/25/06	22,687,323	6.491	10.840
6/25/06	21,086,148	6.278	10.840
7/25/06	19,408,346	6.493	10.840
8/25/06	17,649,547	6.279	10.840
9/25/06	15,931,287	6.280	10.840
10/25/06	14,252,635	6.495	10.840
11/25/06	12,612,683	6.281	10.840
12/25/06	11,010,544	6.497	10.840
1/25/07	9,445,349	6.283	10.840
2/25/07	7,916,251	6.284	10.840
3/25/07	6,422,422	6.975	10.840
4/25/07	4,963,053	6.286	10.840
5/25/07	3,537,352	6.501	10.840
6/25/07	2,144,547	6.287	10.840
7/25/07	783,883	6.503	10.840


UBS
Investment
Bank

American Home Mortgage Investment Trust 2005-3
Mortgage-Backed Notes, Series 2005-3
Publicly Offered Note Computational Materials: Term Sheet

Exhibit Ic – Class M-1 through Class M-4 Corridor Cap

Payment Date	Class M Cap Notional Amount	Low Strike	High Strike	Payment Date	Class M Cap Notional Amount	Low Strike	High Strike
10/25/05	31,852,000	3.706	10.428	11/25/09	19,787,131	6.119	10.428
11/25/05	31,852,000	4.822	10.428	12/25/09	19,316,809	6.347	10.428
12/25/05	31,852,000	5.024	10.428	1/25/10	18,857,642	6.131	10.428
1/25/06	31,852,000	4.858	10.428	2/25/10	18,409,365	6.134	10.428
2/25/06	31,852,000	4.870	10.428	3/25/10	17,971,716	6.855	10.428
3/25/06	31,852,000	5.458	10.428	4/25/10	17,544,448	6.142	10.428
4/25/06	31,852,000	4.883	10.428	5/25/10	17,127,319	6.368	10.428
5/25/06	31,852,000	5.069	10.428	6/25/10	16,720,079	6.149	10.428
6/25/06	31,852,000	4.890	10.428	7/25/10	16,322,486	6.395	10.428
7/25/06	31,852,000	5.073	10.428	8/25/10	15,934,288	8.809	10.428
8/25/06	31,852,000	5.107	10.428	9/25/10	15,550,886	9.546	10.428
9/25/06	31,852,000	5.185	10.428	10/25/10	15,175,469	9.889	10.428
10/25/06	31,852,000	5.378	10.428	11/25/10	14,809,034	9.557	10.428
11/25/06	31,852,000	5.187	10.428	12/25/10	14,451,368	9.901	10.428
12/25/06	31,852,000	5.379	10.428	1/25/11	14,102,262	9.569	10.428
1/25/07	31,852,000	5.188	10.428	2/25/11	13,761,512	9.578	10.428
2/25/07	31,852,000	5.189	10.428	3/25/11	13,428,923	10.672	10.428
3/25/07	31,852,000	5.807	10.428	4/25/11	13,104,297	9.591	10.428
4/25/07	31,852,000	5.190	10.428	5/25/11	12,787,444	9.936	10.428
5/25/07	31,852,000	5.385	10.428	6/25/11	12,478,180	9.604	10.428
6/25/07	31,852,000	5.195	10.428	7/25/11	12,176,323	9.951	10.428
7/25/07	31,852,000	5.389	10.428	8/25/11	11,881,698	9.619	10.428
8/25/07	31,852,000	5.455	10.428	9/25/11	11,594,131	9.626	10.428
9/25/07	31,852,000	5.550	10.428	10/25/11	11,313,456	9.974	10.428
10/25/07	31,852,000	5.755	10.428	11/25/11	11,039,507	9.642	10.428
11/25/07	31,852,000	5.553	10.428	12/25/11	10,772,125	9.991	10.428
12/25/07	31,852,000	5.760	10.428	1/25/12	10,511,153	9.658	10.428
1/25/08	31,852,000	5.557	10.428	2/25/12	10,256,439	9.667	10.428
2/25/08	31,852,000	5.574	10.428	3/25/12	10,007,833	10.382	10.428
3/25/08	31,852,000	6.004	10.428	4/25/12	9,765,189	9.685	10.428
4/25/08	31,852,000	5.581	10.428	5/25/12	9,528,367	10.036	10.428
5/25/08	31,852,000	5.788	10.428	6/25/12	9,297,226	9.703	10.428
6/25/08	31,852,000	5.585	10.428	7/25/12	9,071,632	10.056	10.428
7/25/08	31,852,000	5.793	10.428	8/25/12	8,851,452	9.723	10.428
8/25/08	31,852,000	5.857	10.428	9/25/12	8,636,557	9.734	10.428
9/25/08	31,852,000	5.959	10.428	10/25/12	8,426,821	10.088	10.428
10/25/08	31,852,000	6.181	10.428	11/25/12	8,222,122	9.755	10.428
11/25/08	27,247,241	5.961	10.431	12/25/12	8,022,338	10.111	10.428
12/25/08	25,780,481	6.182	10.428	1/25/13	7,827,354	9.778	10.428
1/25/09	25,167,894	5.966	10.428	2/25/13	7,637,054	9.790	10.428
2/25/09	24,569,833	5.972	10.428	3/25/13	7,451,326	10.913	10.428
3/25/09	23,985,954	6.678	10.428	4/25/13	7,270,062	9.814	10.428
4/25/09	23,415,921	5.978	10.428	5/25/13	7,093,155	10.174	10.428
5/25/09	22,859,407	6.198	10.428	6/25/13	6,920,501	9.840	10.428
6/25/09	22,316,091	5.981	10.428	7/25/13	6,751,998	10.201	10.428
7/25/09	21,785,660	6.202	10.428	8/25/13	6,587,548	9.868	10.428
8/25/09	21,267,797	6.079	10.428				
9/25/09	20,762,326	6.115	10.428				
10/25/09	20,268,878	6.340	10.428				


UBS
Investment
Bank

American Home Mortgage Investment Trust 2005-3
Mortgage-Backed Notes, Series 2005-3
Publicly Offered Note Computational Materials: Term Sheet

Exhibit II– Group I-IV Available Funds Cap Schedule (1)

Payment Date	Class I-A AFC	Class II-A AFC	Class III-A AFC	Class IV-A AFC(2)	Class IV-A2 AFC	Class M-1 through M-4 AFC (3)
25-Oct-05	11.00	4.33	4.34	5.10	11.00	11.00
25-Nov-05	11.00	5.45	5.46	6.41	11.00	11.00
25-Dec-05	11.00	5.63	5.64	6.62	11.00	11.00
25-Jan-06	11.00	5.45	5.46	6.41	11.00	11.00
25-Feb-06	11.00	5.45	5.46	6.41	11.00	11.00
25-Mar-06	11.00	6.03	6.05	7.10	11.00	11.00
25-Apr-06	11.00	5.45	5.46	6.41	11.00	11.00
25-May-06	11.00	5.63	5.64	6.62	11.00	11.00
25-Jun-06	11.00	5.45	5.46	6.41	11.00	11.00
25-Jul-06	11.00	5.63	5.64	6.62	11.00	11.00
25-Aug-06	11.00	5.45	5.46	6.41	11.00	11.00
25-Sep-06	11.00	5.45	5.46	6.41	11.00	11.00
25-Oct-06	11.00	5.63	5.64	6.62	11.00	11.00
25-Nov-06	11.00	5.45	5.46	6.41	11.00	11.00
25-Dec-06	11.00	5.63	5.64	6.62	11.00	11.00
25-Jan-07	11.00	5.45	5.46	6.41	11.00	11.00
25-Feb-07	11.00	5.45	5.46	6.41	11.00	11.00
25-Mar-07	11.00	6.03	6.05	7.10	11.00	11.00
25-Apr-07	11.00	5.45	5.46	6.41	11.00	11.00
25-May-07	11.00	5.63	5.64	6.62	11.00	11.00
25-Jun-07	11.00	5.45	5.46	6.41	11.00	11.00
25-Jul-07	11.00	5.63	5.64	6.63	11.00	11.00
25-Aug-07	11.00	5.45	5.46	6.41		11.00
25-Sep-07	11.00	5.45	5.46	6.41		11.00
25-Oct-07	11.00	5.63	5.64	6.63		11.00
25-Nov-07	11.00	5.45	5.46	6.41		11.00
25-Dec-07	11.00	5.63	5.64	6.63		11.00
25-Jan-08	11.00	5.45	5.46	6.41		11.00
25-Feb-08	11.00	5.45	5.46	6.41		11.00
25-Mar-08	11.00	5.82	5.84	6.85		11.00
25-Apr-08	11.00	5.45	5.46	6.41		11.00
25-May-08	11.00	5.63	5.64	6.63		11.00
25-Jun-08	11.00	5.45	5.46	6.41		11.00
25-Jul-08	11.00	5.63	5.64	6.63		11.00
25-Aug-08	11.00	5.45	5.46	6.41		11.00
25-Sep-08	11.00	5.45	5.46	6.41		11.00
25-Oct-08	11.00	5.63	5.64	6.63		11.00
25-Nov-08	11.00	5.45	5.46	6.41		11.00
25-Dec-08	11.00	5.63	5.64	6.63		11.00
25-Jan-09	11.00	5.45	5.46	6.41		11.00
25-Feb-09	11.00	5.45	5.46	6.41		11.00
25-Mar-09	11.03	6.03	6.05	7.10		11.00
25-Apr-09	11.00	5.45	5.46	6.41		11.00
25-May-09	11.00	5.63	5.64	6.63		11.00
25-Jun-09	11.00	5.45	5.46	6.41		11.00
25-Jul-09	11.00	5.63	5.64	6.63		11.00
25-Aug-09	11.00	5.45	5.46	6.41		11.00
25-Sep-09	11.00	5.45	5.46	6.41		11.00
25-Oct-09	11.00	5.63	5.64	6.63		11.00


UBS
Investment
Bank

American Home Mortgage Investment Trust 2005-3
Mortgage-Backed Notes, Series 2005-3
Publicly Offered Note Computational Materials: Term Sheet

Exhibit II Continued

Payment Date	Class I-A AFC	Class II-A AFC	Class III-A AFC	Class IV-A AFC	Class IV-A2 AFC	Class M-1 through M-4 AFC
25-Nov-09	11.00	5.45	5.46	6.41		11.00
25-Dec-09	11.00	5.63	5.64	6.63		11.00
25-Jan-10	11.00	5.46	5.47	6.41		11.00
25-Feb-10	11.00	5.46	5.47	6.41		11.00
25-Mar-10	11.76	6.04	6.06	7.10		11.00
25-Apr-10	11.00	5.46	5.48	6.41		11.00
25-May-10	11.00	5.64	5.66	6.63		11.00
25-Jun-10	11.00	5.47	5.48	6.41		11.00
25-Jul-10	11.00	5.67	5.70	6.63		11.00
25-Aug-10	11.00	9.22	9.29	6.41		11.00
25-Sep-10	11.00	10.29	10.30	6.41		11.00
25-Oct-10	11.20	10.63	10.64	6.63		11.00
25-Nov-10	11.00	10.29	10.30	6.41		11.00
25-Dec-10	11.20	10.63	10.64	6.63		11.00
25-Jan-11	11.00	10.29	10.30	6.41		11.00
25-Feb-11	11.00	10.29	10.30	6.41		11.00
25-Mar-11	12.02	11.39	11.41	7.10		11.25
25-Apr-11	11.00	10.29	10.30	6.41		11.00
25-May-11	11.23	10.63	10.65	6.63		11.00
25-Jun-11	11.00	10.29	10.30	6.42		11.00
25-Jul-11	11.24	10.63	10.65	6.63		11.00
25-Aug-11	11.00	10.29	10.30	6.42		11.00
25-Sep-11	11.00	10.29	10.30	6.42		11.00
25-Oct-11	11.25	10.63	10.65	6.63		11.00
25-Nov-11	11.00	10.29	10.30	6.42		11.00
25-Dec-11	11.26	10.63	10.65	6.63		11.00
25-Jan-12	11.00	10.29	10.30	6.42		11.00
25-Feb-12	11.00	10.29	10.30	6.42		11.00
25-Mar-12	11.67	11.00	11.01	6.86		11.00
25-Apr-12	11.00	10.29	10.30	6.42		11.00
25-May-12	11.29	10.63	10.65	6.63		11.00
25-Jun-12	11.00	10.29	10.30	6.42		11.00
25-Jul-12	11.31	10.63	10.65	6.63		11.00
25-Aug-12	11.00	10.29	10.30	6.42		11.00
25-Sep-12	11.00	10.29	10.30	6.42		11.00
25-Oct-12	11.33	10.63	10.65	6.63		11.00
25-Nov-12	11.00	10.29	10.30	6.42		11.00
25-Dec-12	11.34	10.63	10.65	6.63		11.00
25-Jan-13	11.00	10.29	10.30	6.42		11.00
25-Feb-13	11.00	10.29	10.30	6.42		11.00
25-Mar-13	12.18	11.39	11.41	7.10		11.49
25-Apr-13	11.01	10.29	10.30	6.42		11.00
25-May-13	11.39	10.63	10.65	6.63		11.00
25-Jun-13	11.03	10.29	10.30	6.42		11.00
25-Jul-13	11.41	10.63	10.65	6.63		11.00
25-Aug-13	11.05	10.29	10.30	6.42		11.00

(1) Available Funds Cap Calculation assumes all indices are at 20% and in the case of the Class I-A AFC, Class IV-A2 AFC and Class M-1 through Class M-4 AFC includes proceeds received under the Class I-A Corridor Cap, Class IV-A2 Corridor Cap and Class M-1 through Class M-4 Corridor Cap respectively

(2) The Class IV-A AFC applies to the class IV-A1, Class IV-A3 and Class IV-A4 Notes respectively

(3)The Class M-1 through Class M-4 AFC applies only to the Class M-1, Class M-2, Class M-3 and Class M-4 Notes


UBS
Investment
Bank

Exhibit III - Price/Yield Tables to Maturity (Class I-A1 through Class IV-A4)[1]

	10 CPR	15 CPR	25 CPR	30 CPR	35 CPR	45 CPR	55 CPR
Class I-A1							
Price	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000
WAL	7.81	5.51	3.27	2.65	2.20	1.56	1.13
Principal Window Begin	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005
Principal Window End	9/25/2034	11/25/2031	6/25/2023	4/25/2020	12/25/2017	6/25/2014	2/25/2012
Class I-A2							
Price	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000
WAL	7.81	5.51	3.27	2.65	2.20	1.56	1.13
Principal Window Begin	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005
Principal Window End	9/25/2034	11/25/2031	6/25/2023	4/25/2020	12/25/2017	6/25/2014	2/25/2012
Class II-A							
Price	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000
WAL	7.71	5.47	3.26	2.65	2.19	1.56	1.13
Principal Window Begin	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005
Principal Window End	8/25/2034	12/25/2031	6/25/2023	4/25/2020	11/25/2017	5/25/2014	2/25/2012
Class III-A							
Price	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000
WAL	7.68	5.46	3.25	2.64	2.19	1.56	1.12
Principal Window Begin	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005
Principal Window End	7/25/2034	11/25/2031	5/25/2023	3/25/2020	10/25/2017	5/25/2014	1/25/2012
Class IV-A1							
Price	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000
WAL	8.57	7.63	6.71	6.48	6.39	6.36	4.88
Principal Window Begin	10/25/2008	10/25/2008	11/25/2008	12/25/2008	1/25/2009	4/25/2009	6/25/2008
Principal Window End	8/25/2034	1/25/2032	12/25/2023	10/25/2020	5/25/2018	3/25/2015	11/25/2012
Class IV-A2							
Price	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000
WAL	2.15	1.52	1.00	0.86	0.77	0.63	0.54
Principal Window Begin	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005
Principal Window End	2/25/2010	9/25/2008	7/25/2007	4/25/2007	1/25/2007	10/25/2006	8/25/2006
Class IV-A3							
Price	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000
WAL	8.18	5.24	3.00	2.45	2.06	1.60	1.31
Principal Window Begin	2/25/2010	9/25/2008	7/25/2007	4/25/2007	1/25/2007	10/25/2006	8/25/2006
Principal Window End	4/25/2019	12/25/2014	5/25/2010	6/25/2009	8/25/2008	11/25/2007	6/25/2007
Class IV-A4							
Price	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000
WAL	19.52	14.83	8.71	6.83	5.34	3.09	2.22
Principal Window Begin	4/25/2019	12/25/2014	5/25/2010	6/25/2009	8/25/2008	11/25/2007	6/25/2007
Principal Window End	9/25/2034	3/25/2032	2/25/2024	12/25/2020	8/25/2018	3/25/2011	6/25/2008


UBS
Investment
Bank

Exhibit III - Price/Yield Tables to Maturity (Class M-1 through Class M-4)

	10 CPR	15 CPR	25 CPR	30 CPR	35 CPR	45 CPR	55 CPR
Class M-1							
Price	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000
WAL	13.25	9.50	5.74	4.87	4.33	3.89	4.15
Principal Window Begin	1/25/2012	1/25/2010	10/25/2008	11/25/2008	12/25/2008	3/25/2009	8/25/2009
Principal Window End	7/25/2030	3/25/2025	11/25/2017	9/25/2015	2/25/2014	11/25/2011	5/25/2010
Class M-2							
Price	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000
WAL	13.17	9.40	5.67	4.80	4.25	3.74	3.78
Principal Window Begin	1/25/2012	1/25/2010	10/25/2008	11/25/2008	11/25/2008	1/25/2009	4/25/2009
Principal Window End	7/25/2029	2/25/2024	2/25/2017	2/25/2015	7/25/2013	6/25/2011	1/25/2010
Class M-3							
Price	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000
WAL	13.03	9.27	5.58	4.71	4.16	3.62	3.54
Principal Window Begin	1/25/2012	1/25/2010	10/25/2008	10/25/2008	11/25/2008	12/25/2008	2/25/2009
Principal Window End	1/25/2028	7/25/2022	1/25/2016	2/25/2014	10/25/2012	11/25/2010	8/25/2009
Class M-4							
Price	100	100	100	100	100	100	100
WAL	12.89	9.14	5.49	4.62	4.10	3.55	3.42
Principal Window Begin	1/25/2012	1/25/2010	10/25/2008	10/25/2008	11/25/2008	12/25/2008	1/25/2009
Principal Window End	9/25/2026	5/25/2021	3/25/2015	6/25/2013	3/25/2012	6/25/2010	4/25/2009


UBS
Investment
Bank

American Home Mortgage Investment Trust 2005-3
Mortgage-Backed Notes, Series 2005-3
Publicly Offered Note Computational Materials: Term Sheet

Exhibit III - Price/Yield Tables to Call (Class I-A1 through Class IV-A4)

	10 CPR	15 CPR	25 CPR	30 CPR	35 CPR	45 CPR	55 CPR
Class I-A1							
Price	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000
WAL	7.40	5.12	3.00	2.44	2.02	1.43	1.07
Principal Window Begin	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005
Principal Window End	12/25/2023	11/25/2018	8/25/2013	3/25/2012	2/25/2011	8/25/2009	9/25/2008
Class I-A2							
Price	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000
WAL	7.40	5.12	3.00	2.44	2.02	1.43	1.07
Principal Window Begin	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005
Principal Window End	12/25/2023	11/25/2018	8/25/2013	3/25/2012	2/25/2011	8/25/2009	9/25/2008
Class II-A							
Price	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000
WAL	7.32	5.09	3.00	2.44	2.02	1.43	1.07
Principal Window Begin	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005
Principal Window End	12/25/2023	11/25/2018	8/25/2013	3/25/2012	2/25/2011	8/25/2009	9/25/2008
Class II-A							
Price	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000
WAL	7.30	5.08	3.00	2.44	2.02	1.43	1.07
Principal Window Begin	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005
Principal Window End	12/25/2023	11/25/2018	8/25/2013	3/25/2012	2/25/2011	8/25/2009	9/25/2008
Class IV-A1							
Price	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000
WAL	8.55	7.59	6.42	5.76	5.10	3.93	2.99
Principal Window Begin	10/25/2008	10/25/2008	11/25/2008	12/25/2008	1/25/2009	4/25/2009	6/25/2008
Principal Window End	12/25/2023	11/25/2018	8/25/2013	3/25/2012	2/25/2011	8/25/2009	9/25/2008
Class IV-A2							
Price	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000
WAL	2.15	1.52	1.00	0.86	0.77	0.63	0.54
Principal Window Begin	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005
Principal Window End	2/25/2010	9/25/2008	7/25/2007	4/25/2007	1/25/2007	10/25/2006	8/25/2006
Class IV-A3							
Price	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000
WAL	8.18	5.24	3.00	2.45	2.06	1.60	1.31
Principal Window Begin	2/25/2010	9/25/2008	7/25/2007	4/25/2007	1/25/2007	10/25/2006	8/25/2006
Principal Window End	4/25/2019	12/25/2014	5/25/2010	6/25/2009	8/25/2008	11/25/2007	6/25/2007
Class IV-A4							
Price	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000
WAL	17.09	12.25	6.80	5.41	4.41	2.97	2.22
Principal Window Begin	4/25/2019	12/25/2014	5/25/2010	6/25/2009	8/25/2008	11/25/2007	6/25/2007
Principal Window End	12/25/2023	11/25/2018	8/25/2013	3/25/2012	2/25/2011	8/25/2009	6/25/2008


UBS
Investment
Bank

Exhibit III - Price/Yield Tables to Call (Class M-1 through Class M-4)

	10 CPR	15 CPR	25 CPR	30 CPR	35 CPR	45 CPR	55 CPR
Class M-1							
Price	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000
WAL	12.52	8.81	5.29	4.50	4.02	3.65	3.03
Principal Window Begin	1/25/2012	1/25/2010	10/25/2008	11/25/2008	12/25/2008	3/25/2009	9/25/2008
Principal Window End	12/25/2023	11/25/2018	8/25/2013	3/25/2012	2/25/2011	8/25/2009	9/25/2008
Class M-2							
Price	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000
WAL	12.52	8.81	5.28	4.48	3.98	3.54	3.03
Principal Window Begin	1/25/2012	1/25/2010	10/25/2008	11/25/2008	11/25/2008	1/25/2009	9/25/2008
Principal Window End	12/25/2023	11/25/2018	8/25/2013	3/25/2012	2/25/2011	8/25/2009	9/25/2008
Class M-3							
Price	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000
WAL	12.52	8.81	5.28	4.47	3.95	3.46	3.03
Principal Window Begin	1/25/2012	1/25/2010	10/25/2008	10/25/2008	11/25/2008	12/25/2008	9/25/2008
Principal Window End	12/25/2023	11/25/2018	8/25/2013	3/25/2012	2/25/2011	8/25/2009	9/25/2008
Class M-4							
Price	100	100	100	100	100	100	100
WAL	12.52	8.81	5.28	4.45	3.95	3.44	3.03
Principal Window Begin	1/25/2012	1/25/2010	10/25/2008	10/25/2008	11/25/2008	12/25/2008	9/25/2008
Principal Window End	12/25/2023	11/25/2018	8/25/2013	3/25/2012	2/25/2011	8/25/2009	9/25/2008

Exhibit III - Price/Yield Tables to CPB (Class II-A through Class III-A)

	10 CPB	15 CPB	25 CPB	30 CPB	35 CPB	45 CPB	55 CPB
Class II-A							
Price	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000
WAL	3.71	3.27	2.54	2.22	1.95	1.47	1.07
Principal Window Begin	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005
Principal Window End	8/25/2010	8/25/2010	8/25/2010	8/25/2010	8/25/2010	8/25/2010	7/25/2010
Class III-A							
Price	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000	100.0000
WAL	3.70	3.26	2.53	2.22	1.94	1.47	1.07
Principal Window Begin	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005	10/25/2005
Principal Window End	8/25/2010	8/25/2010	8/25/2010	8/25/2010	8/25/2010	8/25/2010	7/25/2010


UBS Investment Bank

Contact Information

UBS Securities LLC	
MBS Trading and Structuring	
Brian Bowes	(212) -713-2860
Margarita Genis	(212) 713-2860
Adrian Wu	(212) 713-3153
Asset - Backed Finance	
Steve Warjanka	(212) 713-2466
Michael Zentz	(212) 713-6099


UBS
Investment
Bank


American Home Mortgage

September 9, 2005

$[743,247,000]

American Home Mortgage Investment Trust 2005-3 Mortgage Backed Notes, Series 2005-3

COMPUTATIONAL MATERIALS
Part II of II

American Home Mortgage Securities LLC
Depositor

American Home Mortgage Servicing, Inc.
RMBS Servicer

Wells Fargo Bank, N.A.
RMBS Master Servicer/Securities Administrator

UBS Investment Bank (lead manager)
Credit Suisse First Boston
Goldman, Sachs & Co.
Lehman Brothers Inc.
Merrill Lynch Pierce, Fenner & Smith, Inc.
Underwriters


UBS Investment Bank

COMPUTATIONAL MATERIALS DISCLAIMER

The analysis in this report is based on information provided by American Home Mortgage Securities LLC (the "Depositor"). These Computational Materials are furnished to you solely by UBS Securities LLC ("UBS") and not by the Issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. The information herein is preliminary and is subject to completion or change. The information in this communication supersedes information contained in any prior similar communication relating to these securities.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be stated herein. As such, no assurance can be given as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. The Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in these Computational Materials has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities has not been filed with the Securities and Exchange Commission. These Computational Materials shall not constitute an offer to sell or the solicitation of any offer to buy, nor shall there be any sale of the securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in these Computational Materials for definitive information on any matter discussed herein. A final prospectus and prospectus supplement may be obtained by contacting the UBS Trading Desk at (212) 713-2680.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY UBS AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. UBS IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.


UBS Investment Bank

Summary	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
Conforming	2,050	387,535,309	51.10	6.140	5.791	708	75.40	87.32	35.31
Non-Conforming	619	370,881,649	48.90	5.573	5.321	713	72.96	80.61	45.86
Total:	2,669	758,416,959	100.00	5.863	5.561	710	74.21	84.04	40.47

Total Balance: $758,416,958.66
Avg Loan Balance: $284,157.72
WA Gross Rate: 5.863%
WA Net Rate: 5.561%
WA FICO: 710
WA LTV: 74.21%
WA Rem Term: 358
WA Months to Reset: 48
As of Date: 2005-09-01
WA Gross Margin: 2.773%
WA First Periodic Cap: 4.322%
WA Max Rate: 11.039%
IO%: 83.81%
Cal %: 27.19%
LTV > 80 no mi: 0%

Current Principal Balance	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
$50,000.00 or less	26	1,090,105	0.14	7.301	7.026	698	74.23	77.33	14.75
$50,000.01 - $100,000.00	274	21,746,001	2.87	6.513	6.190	704	72.56	84.55	31.59
$100,000.01 - $150,000.00	451	56,482,703	7.45	6.344	6.004	705	74.97	87.95	32.64
$150,000.01 - $200,000.00	453	79,447,060	10.48	6.198	5.849	710	75.53	87.99	31.21
$200,000.01 - $250,000.00	370	83,192,974	10.97	6.017	5.660	710	75.77	87.80	42.36
$250,000.01 - $300,000.00	249	67,950,647	8.96	6.029	5.672	705	76.33	86.89	37.52
$300,000.01 - $359,699.00	212	70,525,858	9.30	6.004	5.645	709	75.27	86.69	34.66
$359,699.01 - $600,000.00	461	212,221,365	27.98	5.641	5.390	716	75.60	85.15	47.67
$600,000.01 - $800,000.00	99	67,297,565	8.87	5.412	5.161	721	73.93	81.55	43.14
$800,000.01 - $1,000,000.00	40	38,129,752	5.03	5.909	5.659	696	71.30	78.95	36.60
$1,000,000.01 - $1,250,000.00	10	11,601,761	1.53	5.111	4.861	721	63.14	66.74	79.52
$1,250,000.01 - $1,500,000.00	11	15,512,270	2.05	5.516	5.255	726	70.08	71.49	36.74
$1,500,000.01 - $1,750,000.00	1	1,690,000	0.22	5.875	5.625	698	65.00	65.00	0.00
$1,750,000.01 - $2,000,000.00	2	3,885,000	0.51	6.103	5.853	668	60.54	64.91	0.00
$2,000,000.01 or more	10	27,643,898	3.64	5.328	5.068	695	60.92	62.10	44.75
Total:	2,669	758,416,959	100.00	5.863	5.561	710	74.21	84.04	40.47

Minimum: $28,000.00
Maximum: $4,301,000.00
Average: $284,157.72

Loan Originators	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
American Home Mortgage	2,669	758,416,959	100.00	5.863	5.561	710	74.21	84.04	40.47
Total:	2,669	758,416,959	100.00	5.863	5.561	710	74.21	84.04	40.47

Current Gross Rate	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
3.500% or less	3	1,155,150	0.15	3.445	3.136	704	80.70	85.92	100.00
3.501% - 4.000%	66	33,651,735	4.44	3.954	3.697	744	70.55	75.40	66.25
4.001% - 4.500%	62	40,676,263	5.36	4.267	4.006	719	65.22	68.89	64.35
4.501% - 5.000%	87	29,656,519	3.91	4.864	4.554	729	75.37	80.85	90.61
5.001% - 5.500%	503	174,034,793	22.95	5.360	5.059	725	75.51	84.42	64.97
5.501% - 6.000%	732	202,952,817	26.76	5.800	5.482	714	72.13	84.51	37.94
6.001% - 6.500%	444	104,590,415	13.79	6.305	6.003	703	73.81	87.21	19.63
6.501% - 7.000%	392	88,381,998	11.65	6.804	6.500	693	77.03	87.06	12.41
7.001% or more	380	83,317,269	10.99	7.453	7.158	674	79.40	86.90	10.60
Total:	2,669	758,416,959	100.00	5.863	5.561	710	74.21	84.04	40.47

Minimum: 3.250%
Maximum: 9.000%
Weighted Average: 5.863%

Gross Margin	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
2.001% - 2.250%	1,545	506,513,490	75.49	5.461	5.160	721	73.43	84.22	48.34
2.251% - 2.500%	109	33,012,939	4.92	5.368	5.029	696	66.11	67.52	82.87
2.501% - 2.750%	10	3,565,880	0.53	5.785	5.501	690	77.92	86.59	79.94
2.751% - 3.000%	1	430,500	0.06	4.875	4.500	798	70.00	70.00	0.00
3.001% - 3.250%	5	1,940,000	0.29	5.038	4.687	719	75.24	87.31	19.48
3.251% - 3.500%	4	1,062,700	0.16	6.327	6.051	646	72.06	89.45	57.18
3.501% - 3.750%	2	1,631,250	0.24	5.355	4.980	783	70.82	74.90	0.00
4.001% - 4.250%	2	870,228	0.13	5.949	5.574	716	85.31	94.69	53.12
4.251% - 4.500%	2	2,377,500	0.35	6.604	6.229	647	70.14	70.71	97.16
4.501% - 4.750%	1	517,500	0.08	6.375	6.000	707	75.00	90.00	0.00
4.751% - 5.000%	485	119,019,008	17.74	6.972	6.643	688	78.27	87.77	12.56
Total:	2,166	670,940,995	100.00	5.731	5.423	714	73.95	83.99	43.78

Minimum: 2.250%
Maximum: 5.000%
Weighted Average: 2.773%

Current Net Rate	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
3.500% or less	13	4,371,345	0.58	3.650	3.352	743	74.96	80.01	78.75
3.501% - 4.000%	98	58,446,984	7.71	4.085	3.827	731	67.76	72.11	66.60
4.001% - 4.500%	63	27,164,730	3.58	4.600	4.313	724	70.96	75.30	71.98
4.501% - 5.000%	317	101,374,758	13.37	5.213	4.898	729	75.37	83.79	73.65
5.001% - 5.500%	781	228,852,633	30.18	5.630	5.316	720	74.20	85.14	48.72
5.501% - 6.000%	446	124,558,792	16.42	6.076	5.775	704	70.93	84.70	26.55
6.001% - 6.500%	429	97,969,924	12.92	6.613	6.309	701	76.49	87.40	14.58
6.501% - 7.000%	313	70,465,028	9.29	7.089	6.795	681	78.49	86.61	10.55
7.001% or more	209	45,212,764	5.96	7.646	7.365	668	79.24	86.94	8.92
Total:	2,669	758,416,959	100.00	5.863	5.561	710	74.21	84.04	40.47

Minimum: 2.875%
Maximum: 8.750%
Weighted Average: 5.561%

Amortization Type	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
Interest Only	2,096	635,649,840	83.81	5.789	5.484	712	73.98	84.37	42.48
Fully Amortizing	573	122,767,119	16.19	6.243	5.959	700	75.39	82.34	30.03
Total:	2,669	758,416,959	100.00	5.863	5.561	710	74.21	84.04	40.47

Remaining Months to maturity	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
300 or less	16	2,178,149	0.29	6.259	6.009	673	69.79	70.25	8.54
341 - 350	4	1,219,504	0.16	5.364	5.039	756	84.16	84.16	59.82
351 - 355	8	2,170,294	0.29	6.477	6.210	715	72.33	82.18	7.14
356 - 360	2,641	752,849,011	99.27	5.861	5.559	710	74.21	84.08	40.62
Total:	2,669	758,416,959	100.00	5.863	5.561	710	74.21	84.04	40.47

Minimum: 175
Maximum: 359
Weighted Average: 358

Seasoning	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
1 - 6	2,662	756,258,054	99.72	5.863	5.561	710	74.19	84.03	40.46
7 - 12	7	2,158,904	0.28	5.899	5.597	740	80.90	85.68	40.97
Total:	2,669	758,416,959	100.00	5.863	5.561	710	74.21	84.04	40.47

Index for loans	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
1 MO LIBOR	13	7,381,378	0.97	5.688	5.313	721	72.74	78.30	37.56
1 YR CMT	197	114,209,379	15.06	4.661	4.403	725	69.41	77.93	50.66
1 YR LIBOR	769	272,330,587	35.91	5.465	5.167	718	75.26	82.00	72.04
15 YR FIXED	16	2,178,149	0.29	6.259	6.009	673	69.79	70.25	8.54
30 YR FIXED	487	85,297,814	11.25	6.889	6.639	684	76.30	84.74	15.18
6 MO LIBOR	1,187	277,019,651	36.53	6.435	6.097	706	74.57	88.61	13.34
Total:	2,669	758,416,959	100.00	5.863	5.561	710	74.21	84.04	40.47

Months to Roll	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
6 or less	13	7,381,378	1.10	5.688	5.313	721	72.74	78.30	37.56
7 - 12	197	114,209,379	17.02	4.661	4.403	725	69.41	77.93	50.66
13 - 24	52	16,089,242	2.40	6.423	6.138	705	74.87	91.10	12.46
25 - 36	64	20,549,163	3.06	5.523	5.230	714	78.15	89.40	56.66
37 - 60	1,840	512,711,833	76.42	5.957	5.636	712	74.79	84.99	42.81
Total:	2,166	670,940,995	100.00	5.731	5.423	714	73.95	83.99	43.78

As of date: 2005-09-01
Minimum: 1
Maximum: 59
Weighted Average: 48

First Adjustment Cap	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
2.000%	252	137,361,023	20.47	4.775	4.508	725	70.66	79.07	52.26
3.000%	77	21,542,339	3.21	6.498	6.204	697	75.12	91.75	12.58
5.000%	1,837	512,037,633	76.32	5.955	5.635	712	74.79	84.99	42.82
Total:	2,166	670,940,995	100.00	5.731	5.423	714	73.95	83.99	43.78

Minimum: 2.000%
Maximum: 5.000%
Weighted Average: 4.322%

Lifetime Maximum Rate	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
8.001% - 8.500%	1	298,550	0.04	3.500	3.125	790	70.00	70.00	100.00
8.501% - 9.000%	2	268,800	0.04	3.891	3.516	745	70.88	70.88	100.00
9.001% - 9.500%	3	790,800	0.12	4.007	3.632	718	71.75	77.45	100.00
9.501% - 10.000%	63	17,092,581	2.55	4.896	4.566	729	74.58	79.81	98.57
10.001% - 10.500%	462	155,830,316	23.23	5.355	5.051	724	75.62	84.11	68.65
10.501% - 11.000%	797	259,934,180	38.74	5.281	4.977	719	71.23	80.53	50.52
11.001% - 11.500%	324	86,471,755	12.89	6.114	5.798	710	74.15	88.30	22.14
11.501% - 12.000%	289	87,998,467	13.12	6.480	6.166	705	75.93	88.32	11.86
12.001% or more	225	62,255,546	9.28	7.231	6.920	682	77.95	87.47	12.37
Total:	2,166	670,940,995	100.00	5.731	5.423	714	73.95	83.99	43.78

Minimum: 8.500%
Maximum: 13.875%
Weighted Average: 11.039%

Distribution by IO only terms	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
0	573	122,767,119	16.19	6.243	5.959	700	75.39	82.34	30.03
28	1	221,388	0.03	5.125	4.750	762	80.00	80.00	100.00
30	1	490,000	0.06	5.125	4.875	792	80.00	80.00	0.00
36	37	14,161,174	1.87	5.172	4.890	722	78.60	88.04	76.23
54	1	372,000	0.05	5.625	5.375	790	80.00	80.00	0.00
60	1,763	513,585,003	67.72	5.955	5.639	711	74.46	85.71	40.11
120	293	106,820,275	14.08	5.080	4.825	716	70.98	77.45	49.63
Total:	2,669	758,416,959	100.00	5.863	5.561	710	74.21	84.04	40.47

Original Prepayment Penalty Term	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
0	2,669	758,416,959	100.00	5.863	5.561	710	74.21	84.04	40.47
Total:	2,669	758,416,959	100.00	5.863	5.561	710	74.21	84.04	40.47

Original LTV	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
50.00% or less	75	24,901,102	3.28	5.294	5.011	701	40.39	41.76	30.26
50.01% - 55.00%	29	9,518,800	1.26	4.938	4.646	719	52.77	52.92	57.51
55.01% - 60.00%	47	20,880,278	2.75	5.467	5.191	705	57.37	59.08	45.52
60.01% - 65.00%	76	36,152,222	4.77	5.652	5.372	708	63.45	68.28	36.21
65.01% - 70.00%	708	176,681,069	23.30	5.872	5.552	715	69.54	85.70	21.10
70.01% - 75.00%	208	77,714,622	10.25	5.772	5.490	712	73.83	81.65	24.73
75.01% - 80.00%	1,380	381,545,795	50.31	5.911	5.610	712	79.71	89.53	53.96
80.01% - 85.00%	11	2,362,996	0.31	6.547	6.236	685	84.65	84.65	7.55
85.01% - 90.00%	66	14,710,420	1.94	6.576	6.259	673	89.61	89.83	41.46
90.01% - 95.00%	69	13,949,654	1.84	6.865	6.538	680	94.92	94.92	19.04
Total:	2,669	758,416,959	100.00	5.863	5.561	710	74.21	84.04	40.47

Minimum: 11.43
Maximum: 95.00
Weighted Average: 74.21

Combined LTV	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
50.00% or less	69	22,847,983	3.01	5.354	5.072	697	40.25	40.37	29.61
50.01% - 55.00%	31	10,010,919	1.32	4.896	4.599	719	52.06	52.65	59.60
55.01% - 60.00%	44	17,725,618	2.34	5.373	5.094	711	56.51	57.28	53.63
60.01% - 65.00%	64	29,158,908	3.84	5.653	5.371	711	62.50	63.37	34.66
65.01% - 70.00%	174	57,919,248	7.64	5.644	5.339	713	68.65	68.97	34.36
70.01% - 75.00%	134	47,845,123	6.31	5.488	5.207	713	72.63	73.44	33.86
75.01% - 80.00%	520	161,707,912	21.32	5.897	5.612	706	78.58	79.48	46.57
80.01% - 85.00%	51	16,568,234	2.18	5.960	5.669	700	73.82	83.89	20.75
85.01% - 90.00%	406	120,048,732	15.83	5.853	5.553	710	77.45	89.55	42.21
90.01% - 95.00%	435	97,136,972	12.81	6.248	5.926	710	78.98	94.72	34.18
95.01% - 100.00%	741	177,447,308	23.40	5.994	5.673	715	76.99	99.87	42.74
Total:	2,669	758,416,959	100.00	5.863	5.561	710	74.21	84.04	40.47

Minimum: 12.45
Maximum: 100.00
Weighted Average: 84.04

Geographical Distribution (Top 5)	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
California	480	206,225,733	27.19	5.370	5.087	718	72.20	81.06	41.55
Illinois	291	83,067,167	10.95	5.675	5.368	710	72.35	81.47	42.39
Arizona	291	70,644,410	9.31	6.215	5.890	708	77.32	87.06	32.45
Florida	232	58,179,528	7.67	6.269	5.962	708	76.25	85.34	38.60
Virginia	132	44,701,436	5.89	6.162	5.871	715	75.82	88.38	37.99
Other	1,243	295,598,684	38.98	6.050	5.742	706	74.74	85.20	41.83
Total:	2,669	758,416,959	100.00	5.863	5.561	710	74.21	84.04	40.47

California loan breakdown	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
North CA	263	122,277,500	16.12	5.280	5.004	719	71.76	79.80	41.85
South CA	217	83,948,234	11.07	5.502	5.208	716	72.84	82.90	41.12
States Not CA	2,189	552,191,225	72.81	6.047	5.738	708	74.95	85.15	40.06
Total:	2,669	758,416,959	100.00	5.863	5.561	710	74.21	84.04	40.47

Top 10 Zip Codes	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
60614	5	4,964,125	0.65	4.562	4.298	680	55.49	58.01	28.59
94506	5	4,797,674	0.63	4.029	3.779	723	66.38	70.57	81.03
85249	16	4,337,583	0.57	6.549	6.217	709	80.65	87.29	40.49
31561	1	4,301,000	0.57	5.875	5.625	660	38.11	38.11	0.00
90275	2	3,600,000	0.47	4.632	4.382	708	63.03	63.03	100.00
20120	7	3,517,100	0.46	6.754	6.504	730	76.06	90.14	12.99
20148	7	3,436,050	0.45	6.157	5.895	720	75.26	87.72	40.85
94115	1	2,973,000	0.39	5.750	5.500	728	64.63	64.63	0.00
89117	3	2,893,994	0.38	6.190	5.929	699	68.22	80.13	9.26
94566	4	2,731,300	0.36	4.227	3.977	758	60.85	60.85	77.12
Other	2,618	720,865,132	95.05	5.885	5.582	711	74.72	84.80	40.51
Total:	2,669	758,416,959	100.00	5.863	5.561	710	74.21	84.04	40.47

FICO Scores	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
600 or less or Not Available	18	5,095,133	0.67	6.061	5.758	582	75.61	80.50	87.91
601 - 620	30	6,719,197	0.89	6.698	6.415	615	71.20	75.23	63.27
621 - 640	200	51,392,248	6.78	6.801	6.497	631	77.76	84.02	37.63
641 - 660	179	53,021,059	6.99	6.208	5.925	652	72.80	77.71	47.91
661 - 680	380	107,602,931	14.19	6.081	5.781	670	73.18	83.42	29.58
681 - 700	395	107,799,535	14.21	5.992	5.687	690	74.72	87.01	34.66
701 - 720	360	106,626,527	14.06	5.662	5.358	710	74.13	84.64	42.87
721 - 740	334	97,075,306	12.80	5.682	5.379	730	74.46	86.00	38.93
741 - 760	312	82,432,368	10.87	5.638	5.327	750	74.60	85.68	40.06
761 or more	461	140,652,656	18.55	5.486	5.186	780	73.56	82.41	48.14
Total:	2,669	758,416,959	100.00	5.863	5.561	710	74.21	84.04	40.47

Minimum (not less than 400): 557
Maximum: 822
Weighted Average: 710

Mortgage Properties	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
Coop	3	707,210	0.09	5.476	5.119	745	67.63	67.63	44.93
Condominium	281	65,577,714	8.65	5.764	5.440	720	75.20	86.75	45.99
PUD	740	223,286,701	29.44	5.905	5.600	711	75.54	85.62	42.18
Single Family	1,476	427,245,945	56.33	5.804	5.509	708	73.44	82.62	40.90
Two- to Four Family	169	41,599,388	5.49	6.397	6.088	714	73.47	86.15	18.01
Total:	2,669	758,416,959	100.00	5.863	5.561	710	74.21	84.04	40.47

Occupancy types	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
Investor	601	107,434,316	14.17	6.549	6.224	718	73.56	83.40	20.31
Primary	1,962	620,837,673	81.86	5.734	5.436	709	74.35	84.31	44.12
Secondary	106	30,144,970	3.97	6.074	5.768	717	73.47	80.69	37.01
Total:	2,669	758,416,959	100.00	5.863	5.561	710	74.21	84.04	40.47

Loan Purpose	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
Purchase	1,715	446,063,502	58.82	5.972	5.664	716	76.81	90.56	38.39
Cash Out Refinance	658	207,549,631	27.37	5.929	5.635	700	71.48	75.56	39.47
Rate/Term Refinance	296	104,803,825	13.82	5.264	4.978	709	68.52	73.06	51.29
Total:	2,669	758,416,959	100.00	5.863	5.561	710	74.21	84.04	40.47

Document Type	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
Employement Only	369	84,544,252	11.15	6.397	6.084	707	73.71	87.58	0.00
Full	1,000	306,901,409	40.47	5.384	5.082	713	75.37	84.07	100.00
No Doc	380	87,832,700	11.58	6.698	6.387	708	74.36	83.14	0.00
Stated Doc	920	279,138,598	36.81	5.965	5.669	709	73.02	83.22	0.00
Total:	2,669	758,416,959	100.00	5.863	5.561	710	74.21	84.04	40.47

Silent 2nd	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
N	1,125	352,294,494	46.45	5.785	5.494	707	72.62	72.62	40.98
Y	1,544	406,122,465	53.55	5.930	5.620	713	75.58	93.94	40.02
Total:	2,669	758,416,959	100.00	5.863	5.561	710	74.21	84.04	40.47

Summary	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
Conforming	108	21,068,548	13.32	5.559	5.193	711	75.67	87.55	37.07
Non-Conforming	218	137,160,614	86.68	4.914	4.658	723	70.58	79.74	48.46
Total:	326	158,229,162	100.00	5.000	4.730	721	71.26	80.78	46.94

Total Balance: $158,229,162.09
Avg Loan Balance: $485,365.53
WA Gross Rate: 5.000%
WA Net Rate: 4.730%
WA FICO: 721
WA LTV: 71.26%
WA Rem Term: 358
WA Months to Reset: 14
As of Date: 2005-09-01
WA Gross Margin: 2.484%
WA First Periodic Cap: 2.132%
WA Max Rate: 11.301%
IO%: 91.93%
Cal %: 48.54%
LTV > 80 no mi: 0%

Current Principal Balance	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
$50,000.01 - $100,000.00	21	1,734,932	1.10	6.391	6.016	698	69.84	86.77	31.90
$100,000.01 - $150,000.00	15	1,922,483	1.21	6.153	5.778	707	77.53	91.69	27.86
$150,000.01 - $200,000.00	26	4,623,675	2.92	5.989	5.614	708	73.19	84.46	35.57
$200,000.01 - $250,000.00	21	4,710,083	2.98	4.906	4.531	707	76.11	83.10	47.19
$250,000.01 - $300,000.00	11	2,946,851	1.86	5.243	4.868	712	81.20	92.54	45.56
$300,000.01 - $359,699.00	11	3,612,550	2.28	5.134	4.759	717	76.31	88.26	27.29
$359,699.01 - $600,000.00	154	71,116,582	44.95	5.064	4.811	727	74.05	86.35	41.88
$600,000.01 - $800,000.00	33	22,520,895	14.23	4.461	4.207	722	70.48	77.92	42.85
$800,000.01 - $1,000,000.00	18	17,215,152	10.88	4.962	4.712	721	68.24	77.61	44.62
$1,000,000.01 - $1,250,000.00	7	8,141,790	5.15	4.797	4.547	721	58.93	62.57	85.56
$1,250,000.01 - $1,500,000.00	3	4,264,270	2.69	5.038	4.748	760	76.72	81.87	67.99
$2,000,000.01 or more	6	15,419,898	9.75	4.982	4.714	698	62.13	64.24	64.92
Total:	326	158,229,162	100.00	5.000	4.730	721	71.26	80.78	46.94

Minimum: $54,400.00
Maximum: $3,200,000.00
Average: $485,365.53

Loan Originators	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
American Home Mortgage	326	158,229,162	100.00	5.000	4.730	721	71.26	80.78	46.94
Total:	326	158,229,162	100.00	5.000	4.730	721	71.26	80.78	46.94

Current Gross Rate	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
3.500% or less	2	856,600	0.54	3.426	3.139	675	84.42	91.47	100.00
3.501% - 4.000%	64	33,382,935	21.10	3.955	3.698	744	70.55	75.43	65.98
4.001% - 4.500%	60	40,138,063	25.37	4.265	4.006	719	65.27	68.89	63.87
4.501% - 5.000%	27	13,110,053	8.29	4.799	4.514	727	76.33	82.51	78.77
5.001% - 5.500%	44	18,994,771	12.00	5.356	5.077	733	74.91	87.47	36.19
5.501% - 6.000%	61	27,147,302	17.16	5.842	5.576	714	73.06	93.05	10.40
6.001% - 6.500%	33	14,588,564	9.22	6.239	5.962	703	74.24	90.45	16.67
6.501% - 7.000%	13	5,909,593	3.73	6.683	6.352	673	74.29	82.81	42.36
7.001% or more	22	4,101,281	2.59	7.614	7.299	681	72.89	83.24	19.53
Total:	326	158,229,162	100.00	5.000	4.730	721	71.26	80.78	46.94

Minimum: 3.250%
Maximum: 7.875%
Weighted Average: 5.000%

Gross Margin	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
2.001% - 2.250%	266	138,967,917	87.83	4.838	4.577	725	70.73	80.37	48.52
2.251% - 2.500%	4	1,911,649	1.21	4.506	4.212	671	79.53	82.75	90.19
2.501% - 2.750%	3	724,400	0.46	5.537	5.229	706	69.75	74.15	54.11
2.751% - 3.000%	1	430,500	0.27	4.875	4.500	798	70.00	70.00	0.00
3.001% - 3.250%	5	1,940,000	1.23	5.038	4.687	719	75.24	87.31	19.48
3.251% - 3.500%	1	388,500	0.25	5.250	5.000	615	70.00	100.00	100.00
3.501% - 3.750%	2	1,631,250	1.03	5.355	4.980	783	70.82	74.90	0.00
4.001% - 4.250%	2	870,228	0.55	5.949	5.574	716	85.31	94.69	53.12
4.251% - 4.500%	2	2,377,500	1.50	6.604	6.229	647	70.14	70.71	97.16
4.501% - 4.750%	1	517,500	0.33	6.375	6.000	707	75.00	90.00	0.00
4.751% - 5.000%	39	8,469,718	5.35	7.003	6.684	680	76.09	87.71	14.10
Total:	326	158,229,162	100.00	5.000	4.730	721	71.26	80.78	46.94

Minimum: 2.250%
Maximum: 5.000%
Weighted Average: 2.484%

Current Net Rate	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
3.500% or less	11	3,955,995	2.50	3.658	3.369	740	75.18	80.77	76.52
3.501% - 4.000%	96	57,999,984	36.66	4.084	3.827	731	67.89	72.24	66.34
4.001% - 4.500%	37	21,352,304	13.49	4.547	4.279	724	69.90	73.85	64.35
4.501% - 5.000%	33	13,077,486	8.26	5.147	4.850	725	76.02	84.46	61.03
5.001% - 5.500%	52	22,231,351	14.05	5.587	5.319	721	73.70	91.39	14.26
5.501% - 6.000%	50	25,412,632	16.06	6.042	5.776	713	72.59	91.83	16.48
6.001% - 6.500%	24	9,904,628	6.26	6.566	6.263	687	76.16	87.51	27.28
6.501% - 7.000%	4	583,269	0.37	7.198	6.823	702	80.23	85.55	33.18
7.001% or more	19	3,711,513	2.35	7.647	7.338	677	72.63	83.23	21.58
Total:	326	158,229,162	100.00	5.000	4.730	721	71.26	80.78	46.94

Minimum: 2.875%
Maximum: 7.625%
Weighted Average: 4.730%

Amortization Type	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
Interest Only	288	145,463,356	91.93	5.011	4.741	722	71.08	81.09	46.60
Fully Amortizing	38	12,765,806	8.07	4.878	4.594	719	73.24	77.22	50.90
Total:	326	158,229,162	100.00	5.000	4.730	721	71.26	80.78	46.94

Remaining Months to maturity	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
341 - 350	2	711,388	0.45	5.125	4.836	783	80.00	80.00	31.12
351 - 355	2	876,500	0.55	7.213	6.963	669	77.65	97.35	0.00
356 - 360	322	156,641,274	99.00	4.987	4.717	721	71.18	80.69	47.28
Total:	326	158,229,162	100.00	5.000	4.730	721	71.26	80.78	46.94

Minimum: 349
Maximum: 359
Weighted Average: 358

Seasoning	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
1 - 6	323	157,105,274	99.29	4.992	4.721	721	71.21	80.73	47.14
7 - 12	3	1,123,888	0.71	6.134	5.860	727	78.16	87.34	19.70
Total:	326	158,229,162	100.00	5.000	4.730	721	71.26	80.78	46.94

Index for loans	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
1 MO LIBOR	13	7,381,378	4.66	5.688	5.313	721	72.74	78.30	37.56
1 YR CMT	197	114,209,379	72.18	4.661	4.403	725	69.41	77.93	50.66
1 YR LIBOR	42	15,770,266	9.97	5.171	4.887	726	78.73	87.68	70.74
6 MO LIBOR	74	20,868,139	13.19	6.483	6.189	698	75.18	92.02	11.94
Total:	326	158,229,162	100.00	5.000	4.730	721	71.26	80.78	46.94

Months to Roll	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
6 or less	13	7,381,378	4.66	5.688	5.313	721	72.74	78.30	37.56
7 - 12	197	114,209,379	72.18	4.661	4.403	725	69.41	77.93	50.66
13 - 24	52	16,089,242	10.17	6.423	6.138	705	74.87	91.10	12.46
25 - 36	64	20,549,163	12.99	5.523	5.230	714	78.15	89.40	56.66
Total:	326	158,229,162	100.00	5.000	4.730	721	71.26	80.78	46.94

As of date: 2005-09-01
Minimum: 1
Maximum: 35
Weighted Average: 14

First Adjustment Cap	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
2.000%	252	137,361,023	86.81	4.775	4.508	725	70.66	79.07	52.26
3.000%	74	20,868,139	13.19	6.483	6.189	698	75.18	92.02	11.94
Total:	326	158,229,162	100.00	5.000	4.730	721	71.26	80.78	46.94

Minimum: 2.000%
Maximum: 3.000%
Weighted Average: 2.132%

Lifetime Maximum Rate	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
9.001% - 9.500%	1	252,600	0.16	3.250	2.875	671	95.00	95.00	100.00
9.501% - 10.000%	3	546,115	0.35	4.324	3.949	704	73.28	87.74	55.11
10.001% - 10.500%	4	853,645	0.54	4.446	4.071	687	82.82	94.47	91.57
10.501% - 11.000%	156	89,691,626	56.68	4.319	4.060	728	69.13	74.61	64.71
11.001% - 11.500%	61	23,505,902	14.86	5.615	5.341	724	75.87	90.03	30.09
11.501% - 12.000%	68	31,883,538	20.15	5.898	5.608	714	73.30	88.82	16.50
12.001% or more	33	11,495,737	7.27	6.675	6.397	688	71.31	86.00	22.37
Total:	326	158,229,162	100.00	5.000	4.730	721	71.26	80.78	46.94

Minimum: 9.250%
Maximum: 12.875%
Weighted Average: 11.301%

Distribution by IO only terms	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
0	38	12,765,806	8.07	4.878	4.594	719	73.24	77.22	50.90
28	1	221,388	0.14	5.125	4.750	762	80.00	80.00	100.00
30	1	490,000	0.31	5.125	4.875	792	80.00	80.00	0.00
36	37	14,161,174	8.95	5.172	4.890	722	78.60	88.04	76.23
60	135	58,825,920	37.18	5.991	5.711	709	72.92	90.20	16.65
120	114	71,764,875	45.36	4.174	3.917	731	68.00	72.26	65.45
Total:	326	158,229,162	100.00	5.000	4.730	721	71.26	80.78	46.94

Original Prepayment Penalty Term	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
0	326	158,229,162	100.00	5.000	4.730	721	71.26	80.78	46.94
Total:	326	158,229,162	100.00	5.000	4.730	721	71.26	80.78	46.94

Original LTV	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
50.00% or less	13	8,077,928	5.11	4.219	3.958	715	37.52	39.40	40.67
50.01% - 55.00%	8	5,183,050	3.28	4.175	3.917	732	52.69	52.69	76.47
55.01% - 60.00%	8	6,359,000	4.02	4.592	4.341	727	56.96	57.53	80.81
60.01% - 65.00%	13	10,162,280	6.42	4.909	4.653	714	63.54	72.33	53.26
65.01% - 70.00%	84	41,207,991	26.04	5.435	5.160	716	69.29	83.06	28.89
70.01% - 75.00%	48	25,525,300	16.13	4.872	4.605	721	73.96	83.73	24.02
75.01% - 80.00%	139	58,281,350	36.83	4.974	4.704	728	79.51	89.48	61.35
80.01% - 85.00%	1	121,715	0.08	6.500	6.125	718	85.00	85.00	0.00
85.01% - 90.00%	6	1,924,551	1.22	5.445	5.112	701	89.72	89.72	80.37
90.01% - 95.00%	6	1,385,997	0.88	4.891	4.549	679	94.81	94.81	82.52
Total:	326	158,229,162	100.00	5.000	4.730	721	71.26	80.78	46.94

Minimum: 15.71
Maximum: 95.00
Weighted Average: 71.26

Combined LTV	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
50.00% or less	11	7,179,809	4.54	4.231	3.970	712	37.27	37.27	44.39
50.01% - 55.00%	9	5,281,169	3.34	4.174	3.914	733	52.36	52.67	76.90
55.01% - 60.00%	8	6,679,000	4.22	4.579	4.327	729	54.87	56.90	76.94
60.01% - 65.00%	8	4,548,280	2.87	4.328	4.064	743	63.05	63.05	66.13
65.01% - 70.00%	22	16,613,281	10.50	4.939	4.654	724	68.64	68.86	48.50
70.01% - 75.00%	26	14,079,163	8.90	4.436	4.171	723	71.76	73.67	45.48
75.01% - 80.00%	55	30,080,925	19.01	4.831	4.570	724	76.74	79.17	65.90
80.01% - 85.00%	7	2,999,575	1.90	4.989	4.726	736	72.33	83.42	24.42
85.01% - 90.00%	53	23,981,391	15.16	5.091	4.814	719	75.20	89.46	35.72
90.01% - 95.00%	37	12,157,347	7.68	5.668	5.386	715	78.34	94.82	40.90
95.01% - 100.00%	90	34,629,222	21.89	5.562	5.289	715	76.41	99.85	29.83
Total:	326	158,229,162	100.00	5.000	4.730	721	71.26	80.78	46.94

Minimum: 15.71
Maximum: 100.00
Weighted Average: 80.78

Geographical Distribution (Top 5)	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
California	136	76,807,340	48.54	4.718	4.460	724	70.83	80.57	44.28
Illinois	46	25,938,148	16.39	4.700	4.435	718	66.96	72.72	51.05
Florida	20	8,211,343	5.19	5.431	5.147	741	73.41	79.54	62.84
Virginia	15	7,182,665	4.54	5.747	5.484	702	73.93	89.72	26.02
Nevada	8	4,680,996	2.96	6.031	5.770	692	72.26	87.22	7.81
Other	101	35,408,670	22.38	5.442	5.143	720	74.16	84.74	55.44
Total:	326	158,229,162	100.00	5.000	4.730	721	71.26	80.78	46.94

California loan breakdown	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
North CA	83	48,833,840	30.86	4.584	4.329	729	69.95	78.93	42.87
South CA	53	27,973,501	17.68	4.954	4.689	716	72.37	83.45	46.74
States Not CA	190	81,421,822	51.46	5.265	4.984	718	71.66	80.97	49.46
Total:	326	158,229,162	100.00	5.000	4.730	721	71.26	80.78	46.94

Top 10 Zip Codes	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
94506	5	4,797,674	3.03	4.029	3.779	723	66.38	70.57	81.03
60614	2	3,545,000	2.24	4.226	3.964	678	45.82	45.82	0.00
32312	1	2,699,998	1.71	4.750	4.500	767	77.14	77.14	100.00
90275	1	2,500,000	1.58	4.250	4.000	706	55.56	55.56	100.00
94024	1	2,499,900	1.58	4.375	4.125	711	67.57	67.57	100.00
07417	1	2,310,000	1.46	6.625	6.250	645	70.00	70.00	100.00
89117	1	2,210,000	1.40	6.125	5.875	693	65.00	79.71	0.00
94566	3	2,181,300	1.38	4.063	3.813	754	56.02	56.02	71.35
94507	2	1,773,000	1.12	5.059	4.712	779	61.11	61.11	0.00
60010	2	1,695,890	1.07	4.084	3.834	739	74.95	74.95	100.00
Other	307	132,016,400	83.43	5.066	4.796	722	72.83	83.84	43.27
Total:	326	158,229,162	100.00	5.000	4.730	721	71.26	80.78	46.94

FICO Scores	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
600 or less or Not Available	1	240,949	0.15	4.250	3.875	598	90.00	90.00	100.00
601 - 620	1	388,500	0.25	5.250	5.000	615	70.00	100.00	100.00
621 - 640	7	1,377,374	0.87	6.638	6.335	633	72.22	86.32	50.44
641 - 660	15	6,384,755	4.04	5.776	5.443	649	75.25	79.22	73.02
661 - 680	43	20,652,756	13.05	5.235	4.966	671	68.09	79.15	33.89
681 - 700	49	23,199,556	14.66	5.500	5.234	691	72.69	88.25	40.29
701 - 720	53	29,585,194	18.70	4.828	4.564	709	70.16	77.57	48.61
721 - 740	57	24,956,383	15.77	4.869	4.600	729	72.93	82.97	42.93
741 - 760	28	13,700,043	8.66	4.854	4.593	750	73.49	85.16	34.56
761 or more	72	37,743,652	23.85	4.649	4.379	779	70.24	76.35	58.60
Total:	326	158,229,162	100.00	5.000	4.730	721	71.26	80.78	46.94

Minimum (not less than 400): 598
Maximum: 816
Weighted Average: 721

Mortgage Properties	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
Condominium	28	10,355,190	6.54	4.638	4.351	728	78.64	88.16	55.01
PUD	77	42,072,710	26.59	5.073	4.806	718	71.84	80.76	46.38
Single Family	209	101,665,810	64.25	4.977	4.707	722	70.15	79.62	46.79
Two- to Four Family	12	4,135,452	2.61	5.726	5.450	732	74.06	90.92	36.33
Total:	326	158,229,162	100.00	5.000	4.730	721	71.26	80.78	46.94

Occupancy types	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
Investor	39	11,441,825	7.23	6.160	5.870	719	73.13	83.58	33.20
Primary	274	142,308,331	89.94	4.899	4.631	721	71.06	80.66	48.23
Secondary	13	4,479,006	2.83	5.241	4.949	748	72.72	77.41	41.03
Total:	326	158,229,162	100.00	5.000	4.730	721	71.26	80.78	46.94

Loan Purpose	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
Purchase	200	84,439,175	53.37	5.319	5.046	720	75.48	89.40	36.26
Cash Out Refinance	68	37,152,958	23.48	5.026	4.748	722	70.59	75.94	57.45
Rate/Term Refinance	58	36,637,029	23.15	4.236	3.980	723	62.21	65.80	60.91
Total:	326	158,229,162	100.00	5.000	4.730	721	71.26	80.78	46.94

Document Type	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
Employement Only	38	15,503,874	9.80	5.889	5.597	719	73.82	92.19	0.00
Full	135	74,278,420	46.94	4.570	4.303	724	71.26	76.93	100.00
No Doc	27	7,411,435	4.68	6.073	5.782	730	70.79	84.90	0.00
Stated Doc	126	61,035,434	38.57	5.167	4.901	717	70.66	82.06	0.00
Total:	326	158,229,162	100.00	5.000	4.730	721	71.26	80.78	46.94

Silent 2nd	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
N	137	76,858,637	48.57	4.613	4.342	728	68.33	68.33	60.89
Y	189	81,370,525	51.43	5.365	5.096	715	74.02	92.53	33.77
Total:	326	158,229,162	100.00	5.000	4.730	721	71.26	80.78	46.94

Summary	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
Conforming	1,451	287,500,140	100.00	6.006	5.631	713	75.12	87.89	40.43
Total:	1,451	287,500,140	100.00	6.006	5.631	713	75.12	87.89	40.43

Total Balance: $287,500,139.65
Avg Loan Balance: $198,139.31
WA Gross Rate: 6.006%
WA Net Rate: 5.631%
WA FICO: 713
WA LTV: 75.12%
WA Rem Term: 358
WA Months to Reset: 58
As of Date: 2005-09-01
WA Gross Margin: 2.954%
WA First Periodic Cap: 4.998%
WA Max Rate: 11.007%
IO%: 89.82%
Cal %: 17.22%
LTV > 80 no mi: 0%

Current Principal Balance	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
$50,000.00 or less	5	219,500	0.08	7.457	7.082	692	72.13	72.13	0.00
$50,000.01 - $100,000.00	133	11,015,332	3.83	6.195	5.820	718	71.05	86.54	35.31
$100,000.01 - $150,000.00	308	38,580,604	13.42	6.142	5.767	712	74.21	89.39	39.16
$150,000.01 - $200,000.00	333	58,131,383	20.22	6.058	5.683	715	75.65	89.42	35.73
$200,000.01 - $250,000.00	295	66,265,582	23.05	5.952	5.577	715	75.45	88.50	46.12
$250,000.01 - $300,000.00	203	55,433,284	19.28	5.959	5.584	709	75.89	86.70	41.08
$300,000.01 - $359,699.00	174	57,854,455	20.12	5.928	5.553	711	74.89	86.12	39.96
Total:	1,451	287,500,140	100.00	6.006	5.631	713	75.12	87.89	40.43

Minimum: $37,600.00
Maximum: $359,650.00
Average: $198,139.31

Loan Originators	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
American Home Mortgage	1,451	287,500,140	100.00	6.006	5.631	713	75.12	87.89	40.43
Total:	1,451	287,500,140	100.00	6.006	5.631	713	75.12	87.89	40.43

Current Gross Rate	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
3.500% or less	1	298,550	0.10	3.500	3.125	790	70.00	70.00	100.00
3.501% - 4.000%	2	268,800	0.09	3.891	3.516	745	70.88	70.88	100.00
4.001% - 4.500%	2	538,200	0.19	4.363	3.988	740	60.84	69.21	100.00
4.501% - 5.000%	49	10,355,400	3.60	4.923	4.548	731	73.61	79.16	100.00
5.001% - 5.500%	300	66,614,818	23.17	5.373	4.998	724	74.84	86.43	64.09
5.501% - 6.000%	537	106,108,813	36.91	5.802	5.427	718	72.71	88.32	42.30
6.001% - 6.500%	225	40,885,949	14.22	6.294	5.919	706	75.04	90.27	23.89
6.501% - 7.000%	183	34,397,876	11.96	6.801	6.426	699	79.50	89.38	11.81
7.001% or more	152	28,031,734	9.75	7.363	6.988	684	80.64	88.42	11.96
Total:	1,451	287,500,140	100.00	6.006	5.631	713	75.12	87.89	40.43

Minimum: 3.500%
Maximum: 7.875%
Weighted Average: 6.006%

Gross Margin	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
2.001% - 2.250%	972	192,352,862	66.91	5.763	5.388	721	74.13	89.34	42.32
2.251% - 2.500%	100	22,938,291	7.98	5.249	4.874	712	70.33	72.08	99.24
2.501% - 2.750%	3	655,200	0.23	5.937	5.562	756	80.00	90.00	100.00
3.251% - 3.500%	2	219,200	0.08	7.875	7.500	741	80.00	80.00	100.00
4.751% - 5.000%	374	71,334,587	24.81	6.900	6.525	691	79.29	89.08	15.69
Total:	1,451	287,500,140	100.00	6.006	5.631	713	75.12	87.89	40.43

Minimum: 2.250%
Maximum: 5.000%
Weighted Average: 2.954%

Current Net Rate	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
3.500% or less	2	415,350	0.14	3.570	3.195	775	72.81	72.81	100.00
3.501% - 4.000%	2	447,000	0.16	4.165	3.790	724	51.44	56.08	100.00
4.001% - 4.500%	24	4,913,569	1.71	4.813	4.438	729	74.91	79.90	100.00
4.501% - 5.000%	211	47,662,493	16.58	5.263	4.888	727	74.80	86.33	70.21
5.001% - 5.500%	562	113,596,681	39.51	5.707	5.332	718	73.24	87.25	48.82
5.501% - 6.000%	262	48,085,518	16.73	6.146	5.771	711	73.67	90.60	24.75
6.001% - 6.500%	204	38,487,827	13.39	6.693	6.318	705	78.41	89.78	15.76
6.501% - 7.000%	130	24,363,931	8.47	7.179	6.804	686	80.43	87.43	11.04
7.001% or more	54	9,527,771	3.31	7.610	7.235	673	81.13	89.55	9.12
Total:	1,451	287,500,140	100.00	6.006	5.631	713	75.12	87.89	40.43

Minimum: 3.125%
Maximum: 7.500%
Weighted Average: 5.631%

Amortization Type	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
Interest Only	1,292	258,233,962	89.82	5.986	5.611	713	74.89	87.90	41.75
Fully Amortizing	159	29,266,177	10.18	6.182	5.807	713	77.16	87.84	28.75
Total:	1,451	287,500,140	100.00	6.006	5.631	713	75.12	87.89	40.43

Remaining Months to maturity	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
341 - 350	2	508,116	0.18	5.699	5.324	719	90.00	90.00	100.00
351 - 355	2	291,400	0.10	5.500	5.125	771	71.65	85.71	53.16
356 - 360	1,447	286,700,623	99.72	6.007	5.632	713	75.10	87.89	40.31
Total:	1,451	287,500,140	100.00	6.006	5.631	713	75.12	87.89	40.43

Minimum: 350
Maximum: 359
Weighted Average: 358

Seasoning	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
1 - 6	1,448	286,837,123	99.77	6.007	5.632	713	75.10	87.90	40.29
7 - 12	3	663,016	0.23	5.653	5.278	734	86.05	86.05	100.00
Total:	1,451	287,500,140	100.00	6.006	5.631	713	75.12	87.89	40.43

Index for loans	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
1 YR LIBOR	461	100,633,006	35.00	5.464	5.089	717	76.10	85.40	85.28
6 MO LIBOR	990	186,867,134	65.00	6.298	5.923	710	74.60	89.24	16.27
Total:	1,451	287,500,140	100.00	6.006	5.631	713	75.12	87.89	40.43

Months to Roll	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
37 - 60	1,451	287,500,140	100.00	6.006	5.631	713	75.12	87.89	40.43
Total:	1,451	287,500,140	100.00	6.006	5.631	713	75.12	87.89	40.43

As of date: 2005-09-01
Minimum: 50
Maximum: 59
Weighted Average: 58

First Adjustment Cap	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
3.000%	2	219,200	0.08	7.875	7.500	741	80.00	80.00	100.00
5.000%	1,449	287,280,940	99.92	6.004	5.629	713	75.12	87.90	40.38
Total:	1,451	287,500,140	100.00	6.006	5.631	713	75.12	87.89	40.43

Minimum: 3.000%
Maximum: 5.000%
Weighted Average: 4.998%

Lifetime Maximum Rate	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
8.001% - 8.500%	1	298,550	0.10	3.500	3.125	790	70.00	70.00	100.00
8.501% - 9.000%	2	268,800	0.09	3.891	3.516	745	70.88	70.88	100.00
9.001% - 9.500%	2	538,200	0.19	4.363	3.988	740	60.84	69.21	100.00
9.501% - 10.000%	49	10,355,400	3.60	4.923	4.548	731	73.61	79.16	100.00
10.001% - 10.500%	300	66,614,818	23.17	5.373	4.998	724	74.84	86.43	64.09
10.501% - 11.000%	537	106,108,813	36.91	5.802	5.427	718	72.71	88.32	42.30
11.001% - 11.500%	225	40,885,949	14.22	6.294	5.919	706	75.04	90.27	23.89
11.501% - 12.000%	183	34,397,876	11.96	6.801	6.426	699	79.50	89.38	11.81
12.001% or more	152	28,031,734	9.75	7.363	6.988	684	80.64	88.42	11.96
Total:	1,451	287,500,140	100.00	6.006	5.631	713	75.12	87.89	40.43

Minimum: 8.500%
Maximum: 13.875%
Weighted Average: 11.007%

Distribution by IO only terms	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
0	159	29,266,177	10.18	6.182	5.807	713	77.16	87.84	28.75
60	1,292	258,233,962	89.82	5.986	5.611	713	74.89	87.90	41.75
Total:	1,451	287,500,140	100.00	6.006	5.631	713	75.12	87.89	40.43

Original Prepayment Penalty Term	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
0	1,451	287,500,140	100.00	6.006	5.631	713	75.12	87.89	40.43
Total:	1,451	287,500,140	100.00	6.006	5.631	713	75.12	87.89	40.43

Original LTV	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
50.00% or less	35	5,854,703	2.04	5.688	5.313	707	41.78	43.78	52.03
50.01% - 55.00%	15	2,931,752	1.02	5.756	5.381	709	52.78	53.27	39.27
55.01% - 60.00%	20	4,274,043	1.49	5.665	5.290	708	57.51	58.23	42.69
60.01% - 65.00%	34	8,119,695	2.82	5.770	5.395	719	63.27	66.84	41.39
65.01% - 70.00%	482	89,380,522	31.09	5.856	5.481	719	69.71	88.84	19.81
70.01% - 75.00%	81	16,327,477	5.68	6.144	5.769	710	73.92	81.52	26.62
75.01% - 80.00%	713	145,431,142	50.58	6.043	5.668	712	79.81	92.11	56.14
80.01% - 85.00%	5	1,041,765	0.36	5.930	5.555	724	84.77	84.77	17.12
85.01% - 90.00%	29	6,639,861	2.31	6.582	6.207	680	89.56	90.05	35.34
90.01% - 95.00%	37	7,499,181	2.61	7.057	6.682	687	94.95	94.95	8.19
Total:	1,451	287,500,140	100.00	6.006	5.631	713	75.12	87.89	40.43

Minimum: 11.43
Maximum: 95.00
Weighted Average: 75.12

Combined LTV	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
50.00% or less	32	5,184,703	1.80	5.820	5.445	704	41.82	42.34	45.84
50.01% - 55.00%	16	3,325,752	1.16	5.556	5.181	709	51.18	52.47	46.46
55.01% - 60.00%	19	3,999,383	1.39	5.694	5.319	702	57.49	57.49	45.62
60.01% - 65.00%	30	6,992,034	2.43	5.719	5.344	721	62.79	63.00	47.65
65.01% - 70.00%	97	20,841,525	7.25	5.792	5.417	712	69.00	69.15	34.79
70.01% - 75.00%	50	10,451,260	3.64	5.911	5.536	718	73.24	73.54	29.95
75.01% - 80.00%	207	42,322,341	14.72	6.105	5.730	698	78.67	79.55	48.30
80.01% - 85.00%	24	5,113,421	1.78	5.841	5.466	719	73.96	84.33	26.14
85.01% - 90.00%	216	43,495,729	15.13	5.971	5.596	714	77.44	89.62	37.47
90.01% - 95.00%	281	52,575,029	18.29	6.271	5.896	712	78.32	94.77	26.84
95.01% - 100.00%	479	93,198,964	32.42	5.956	5.581	719	76.66	99.96	47.83
Total:	1,451	287,500,140	100.00	6.006	5.631	713	75.12	87.89	40.43

Minimum: 12.45
Maximum: 100.00
Weighted Average: 87.89

Geographical Distribution (Top 5)	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
California	191	49,514,773	17.22	5.680	5.305	718	71.69	83.55	36.21
Arizona	216	42,108,763	14.65	6.219	5.844	712	76.60	88.33	31.45
Illinois	178	34,903,858	12.14	6.032	5.657	710	73.68	86.48	40.42
Florida	132	24,284,762	8.45	6.370	5.995	718	76.96	87.82	27.59
Colorado	82	14,168,363	4.93	5.885	5.510	718	74.44	90.08	30.60
Other	652	122,519,620	42.62	5.999	5.624	710	76.13	89.66	48.90
Total:	1,451	287,500,140	100.00	6.006	5.631	713	75.12	87.89	40.43

California loan breakdown	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
North CA	88	23,443,220	8.15	5.705	5.330	712	70.80	82.12	31.11
South CA	103	26,071,553	9.07	5.657	5.282	723	72.48	84.84	40.80
States Not CA	1,260	237,985,367	82.78	6.074	5.699	712	75.84	88.80	41.30
Total:	1,451	287,500,140	100.00	6.006	5.631	713	75.12	87.89	40.43

Top 10 Zip Codes	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
85249	12	2,854,590	0.99	6.620	6.245	720	81.73	89.44	31.65
85323	12	2,295,617	0.80	6.478	6.103	702	77.19	94.17	22.97
85374	10	1,809,672	0.63	6.354	5.979	696	84.15	91.92	60.73
85086	7	1,739,534	0.61	5.947	5.572	707	75.01	90.30	29.06
60647	6	1,388,758	0.48	5.660	5.285	736	69.40	78.47	28.08
60089	6	1,308,600	0.46	5.988	5.613	746	75.46	83.68	46.61
85353	7	1,305,748	0.45	6.093	5.718	727	79.51	89.04	16.17
21113	5	1,293,250	0.45	5.878	5.503	732	76.96	92.46	60.24
85308	5	1,281,300	0.45	6.018	5.643	676	73.07	73.07	40.90
85236	6	1,215,050	0.42	6.255	5.880	722	80.24	98.51	43.17
Other	1,375	271,008,020	94.26	5.994	5.619	712	74.96	87.84	40.64
Total:	1,451	287,500,140	100.00	6.006	5.631	713	75.12	87.89	40.43

FICO Scores	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
600 or less or Not Available	8	1,938,562	0.67	5.597	5.222	590	68.73	68.73	100.00
601 - 620	8	1,798,041	0.63	6.001	5.626	614	70.70	76.41	90.60
621 - 640	101	21,612,019	7.52	6.591	6.216	632	77.26	83.94	51.14
641 - 660	51	9,771,877	3.40	6.212	5.837	653	73.33	79.51	51.95
661 - 680	201	39,272,201	13.66	6.171	5.796	669	75.94	88.04	31.78
681 - 700	228	44,253,060	15.39	6.097	5.722	690	76.56	90.30	33.50
701 - 720	212	42,930,648	14.93	5.958	5.583	711	75.45	89.71	40.01
721 - 740	186	36,732,231	12.78	5.878	5.503	731	74.64	90.06	40.13
741 - 760	200	38,835,048	13.51	5.795	5.420	750	74.21	88.13	46.81
761 or more	256	50,356,453	17.52	5.818	5.443	781	73.84	86.82	37.99
Total:	1,451	287,500,140	100.00	6.006	5.631	713	75.12	87.89	40.43

Minimum (not less than 400): 582
Maximum: 817
Weighted Average: 713

Mortgage Properties	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
Coop	2	608,255	0.21	5.310	4.935	748	75.22	75.22	52.24
Condominium	195	35,658,808	12.40	5.960	5.585	725	74.63	87.80	42.66
PUD	443	92,894,766	32.31	5.997	5.622	713	76.54	89.39	42.21
Single Family	721	139,435,834	48.50	5.997	5.622	708	74.71	87.46	41.83
Two- to Four Family	90	18,902,476	6.57	6.220	5.845	717	72.18	84.37	16.73
Total:	1,451	287,500,140	100.00	6.006	5.631	713	75.12	87.89	40.43

Occupancy types	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
Investor	370	60,549,048	21.06	6.351	5.976	725	72.75	84.08	20.60
Primary	1,018	214,950,555	74.77	5.902	5.527	709	75.79	89.13	46.63
Secondary	63	12,000,536	4.17	6.114	5.739	716	75.29	85.06	29.28
Total:	1,451	287,500,140	100.00	6.006	5.631	713	75.12	87.89	40.43

Loan Purpose	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
Purchase	1,008	194,214,500	67.55	6.043	5.668	718	76.66	92.86	37.78
Cash Out Refinance	308	65,134,256	22.66	6.001	5.626	698	70.86	75.74	42.68
Rate/Term Refinance	135	28,151,383	9.79	5.759	5.384	708	74.36	81.72	53.48
Total:	1,451	287,500,140	100.00	6.006	5.631	713	75.12	87.89	40.43

Document Type	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
Employement Only	202	37,373,783	13.00	6.247	5.872	714	73.31	89.67	0.00
Full	577	116,223,751	40.43	5.656	5.281	710	76.20	87.90	100.00
No Doc	202	40,892,335	14.22	6.547	6.172	714	75.46	85.64	0.00
Stated Doc	470	93,010,270	32.35	6.108	5.733	714	74.36	88.16	0.00
Total:	1,451	287,500,140	100.00	6.006	5.631	713	75.12	87.89	40.43

Silent 2nd	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
N	493	102,398,832	35.62	6.071	5.696	703	74.25	74.25	39.89
Y	958	185,101,308	64.38	5.970	5.595	718	75.61	95.44	40.72
Total:	1,451	287,500,140	100.00	6.006	5.631	713	75.12	87.89	40.43

Summary	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
Conforming	10	4,437,283	1.97	6.266	6.016	739	73.46	84.95	9.55
Non-Conforming	379	220,774,411	98.03	5.886	5.636	710	74.37	81.21	46.58
Total:	389	225,211,694	100.00	5.894	5.644	710	74.35	81.28	45.85

Total Balance: $225,211,693.71
Avg Loan Balance: $578,950.37
WA Gross Rate: 5.894%
WA Net Rate: 5.644%
WA FICO: 710
WA LTV: 74.35%
WA Rem Term: 358
WA Months to Reset: 58
As of Date: 2005-09-01
WA Gross Margin: 2.745%
WA First Periodic Cap: 4.996%
WA Max Rate: 10.896%
IO%: 87.43%
Cal %: 32.76%
LTV > 80 no mi: 0%

Current Principal Balance	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
$150,000.01 - $200,000.00	1	178,794	0.08	5.875	5.625	795	70.00	70.00	0.00
$359,699.01 - $600,000.00	289	132,878,659	59.00	5.876	5.626	712	76.57	84.83	52.82
$600,000.01 - $800,000.00	63	42,852,670	19.03	5.820	5.570	724	75.50	82.85	45.24
$800,000.01 - $1,000,000.00	19	17,994,600	7.99	6.429	6.179	683	72.82	80.07	34.87
$1,000,000.01 - $1,250,000.00	2	2,259,971	1.00	5.372	5.122	748	80.00	80.00	100.00
$1,250,000.01 - $1,500,000.00	8	11,248,000	4.99	5.698	5.448	713	67.56	67.56	24.89
$1,500,000.01 - $1,750,000.00	1	1,690,000	0.75	5.875	5.625	698	65.00	65.00	0.00
$1,750,000.01 - $2,000,000.00	2	3,885,000	1.73	6.103	5.853	668	60.54	64.91	0.00
$2,000,000.01 or more	4	12,224,000	5.43	5.765	5.515	691	59.40	59.40	19.31
Total:	389	225,211,694	100.00	5.894	5.644	710	74.35	81.28	45.85

Minimum: $178,794.17
Maximum: $4,301,000.00
Average: $578,950.37

Loan Originators	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
American Home Mortgage	389	225,211,694	100.00	5.894	5.644	710	74.35	81.28	45.85
Total:	389	225,211,694	100.00	5.894	5.644	710	74.35	81.28	45.85

Current Gross Rate	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
4.501% - 5.000%	11	6,191,066	2.75	4.901	4.651	729	76.30	80.18	100.00
5.001% - 5.500%	158	88,361,853	39.24	5.350	5.100	725	76.15	82.26	71.86
5.501% - 6.000%	104	64,133,740	28.48	5.763	5.513	707	71.75	75.91	44.25
6.001% - 6.500%	39	22,534,904	10.01	6.316	6.066	702	70.65	82.84	10.23
6.501% - 7.000%	38	21,717,053	9.64	6.825	6.575	701	74.13	85.91	5.13
7.001% or more	39	22,273,076	9.89	7.367	7.117	676	78.15	87.08	7.99
Total:	389	225,211,694	100.00	5.894	5.644	710	74.35	81.28	45.85

Minimum: 4.625%
Maximum: 7.875%
Weighted Average: 5.894%

Gross Margin	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
2.001% - 2.250%	307	175,192,711	77.79	5.623	5.373	719	74.81	81.65	54.81
2.251% - 2.500%	5	8,163,000	3.62	5.906	5.656	655	51.13	51.13	35.18
2.501% - 2.750%	4	2,186,280	0.97	5.822	5.572	665	80.00	89.70	82.48
3.251% - 3.500%	1	455,000	0.20	6.500	6.250	626	70.00	85.00	0.00
4.751% - 5.000%	72	39,214,703	17.41	7.098	6.848	685	76.88	85.38	6.55
Total:	389	225,211,694	100.00	5.894	5.644	710	74.35	81.28	45.85

Minimum: 2.250%
Maximum: 5.000%
Weighted Average: 2.745%

Current Net Rate	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
4.001% - 4.500%	2	898,856	0.40	4.687	4.437	716	74.75	84.78	100.00
4.501% - 5.000%	73	40,634,779	18.04	5.175	4.925	732	75.82	80.58	81.74
5.001% - 5.500%	163	92,388,591	41.02	5.544	5.294	722	75.59	81.09	57.23
5.501% - 6.000%	53	36,023,440	16.00	5.986	5.736	684	67.24	74.83	37.17
6.001% - 6.500%	37	20,159,525	8.95	6.566	6.316	713	73.98	85.88	3.53
6.501% - 7.000%	42	24,124,198	10.71	7.045	6.795	684	76.30	86.04	6.95
7.001% or more	19	10,982,304	4.88	7.529	7.279	675	78.16	87.45	4.59
Total:	389	225,211,694	100.00	5.894	5.644	710	74.35	81.28	45.85

Minimum: 4.375%
Maximum: 7.625%
Weighted Average: 5.644%

Amortization Type	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
Interest Only	337	196,897,121	87.43	5.903	5.653	710	74.36	81.50	44.90
Fully Amortizing	52	28,314,572	12.57	5.829	5.579	710	74.30	79.76	52.52
Total:	389	225,211,694	100.00	5.894	5.644	710	74.35	81.28	45.85

Remaining Months to maturity	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
351 - 355	2	824,921	0.37	6.105	5.855	738	74.51	74.51	0.00
356 - 360	387	224,386,773	99.63	5.893	5.643	710	74.35	81.30	46.02
Total:	389	225,211,694	100.00	5.894	5.644	710	74.35	81.28	45.85

Minimum: 351
Maximum: 359
Weighted Average: 358

Seasoning	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
1 - 6	388	224,839,694	99.83	5.894	5.644	710	74.34	81.28	45.93
7 - 12	1	372,000	0.17	5.625	5.375	790	80.00	80.00	0.00
Total:	389	225,211,694	100.00	5.894	5.644	710	74.35	81.28	45.85

Index for loans	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
1 YR LIBOR	266	155,927,316	69.24	5.496	5.246	717	74.37	79.24	63.62
6 MO LIBOR	123	69,284,378	30.76	6.789	6.539	695	74.32	85.88	5.87
Total:	389	225,211,694	100.00	5.894	5.644	710	74.35	81.28	45.85

Months to Roll	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
37 - 60	389	225,211,694	100.00	5.894	5.644	710	74.35	81.28	45.85
Total:	389	225,211,694	100.00	5.894	5.644	710	74.35	81.28	45.85

As of date: 2005-09-01
Minimum: 51
Maximum: 59
Weighted Average: 58

First Adjustment Cap	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
3.000%	1	455,000	0.20	6.500	6.250	626	70.00	85.00	0.00
5.000%	388	224,756,694	99.80	5.892	5.642	710	74.36	81.27	45.95
Total:	389	225,211,694	100.00	5.894	5.644	710	74.35	81.28	45.85

Minimum: 3.000%
Maximum: 5.000%
Weighted Average: 4.996%

Lifetime Maximum Rate	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
9.501% - 10.000%	11	6,191,066	2.75	4.901	4.651	729	76.30	80.18	100.00
10.001% - 10.500%	158	88,361,853	39.24	5.350	5.100	725	76.15	82.26	71.86
10.501% - 11.000%	104	64,133,740	28.48	5.763	5.513	707	71.75	75.91	44.25
11.001% - 11.500%	38	22,079,904	9.80	6.312	6.062	703	70.66	82.80	10.45
11.501% - 12.000%	38	21,717,053	9.64	6.825	6.575	701	74.13	85.91	5.13
12.001% or more	40	22,728,076	10.09	7.349	7.099	675	77.99	87.04	7.83
Total:	389	225,211,694	100.00	5.894	5.644	710	74.35	81.28	45.85

Minimum: 9.625%
Maximum: 12.875%
Weighted Average: 10.896%

Distribution by IO only terms	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
0	52	28,314,572	12.57	5.829	5.579	710	74.30	79.76	52.52
54	1	372,000	0.17	5.625	5.375	790	80.00	80.00	0.00
60	336	196,525,121	87.26	5.904	5.654	710	74.35	81.50	44.98
Total:	389	225,211,694	100.00	5.894	5.644	710	74.35	81.28	45.85

Original Prepayment Penalty Term	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
0	389	225,211,694	100.00	5.894	5.644	710	74.35	81.28	45.85
Total:	389	225,211,694	100.00	5.894	5.644	710	74.35	81.28	45.85

Original LTV	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
50.00% or less	6	7,708,977	3.42	5.659	5.409	694	41.95	42.87	15.60
50.01% - 55.00%	1	360,000	0.16	5.750	5.500	643	50.70	50.70	100.00
55.01% - 60.00%	8	7,600,686	3.37	5.705	5.455	693	57.19	59.42	31.47
60.01% - 65.00%	17	15,313,192	6.80	5.977	5.727	695	63.49	66.21	28.19
65.01% - 70.00%	53	31,037,381	13.78	6.126	5.876	705	69.33	80.36	17.21
70.01% - 75.00%	58	33,274,013	14.77	6.197	5.947	708	73.74	80.75	24.54
75.01% - 80.00%	238	126,510,095	56.17	5.755	5.505	718	79.68	86.95	63.29
85.01% - 90.00%	5	2,286,350	1.02	6.446	6.196	656	89.03	89.03	45.89
90.01% - 95.00%	3	1,121,000	0.50	6.751	6.501	666	94.96	94.96	33.05
Total:	389	225,211,694	100.00	5.894	5.644	710	74.35	81.28	45.85

Minimum: 30.36
Maximum: 95.00
Weighted Average: 74.35

Combined LTV	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
50.00% or less	5	7,223,977	3.21	5.670	5.420	689	41.59	41.59	16.65
50.01% - 55.00%	1	360,000	0.16	5.750	5.500	643	50.70	50.70	100.00
55.01% - 60.00%	7	5,600,686	2.49	5.823	5.573	702	57.50	57.50	42.70
60.01% - 65.00%	16	15,565,692	6.91	5.918	5.668	693	62.05	63.60	24.20
65.01% - 70.00%	21	13,972,948	6.20	5.778	5.528	713	68.78	68.78	27.81
70.01% - 75.00%	38	20,778,368	9.23	5.829	5.579	709	72.84	73.25	29.33
75.01% - 80.00%	112	64,228,714	28.52	5.789	5.539	717	79.07	79.54	51.36
80.01% - 85.00%	10	6,265,500	2.78	6.203	5.953	681	72.45	83.67	20.81
85.01% - 90.00%	78	41,280,813	18.33	5.880	5.630	711	77.88	89.41	55.58
90.01% - 95.00%	41	20,544,074	9.12	6.065	5.815	710	78.95	94.50	58.09
95.01% - 100.00%	60	29,390,921	13.05	6.115	5.865	717	78.08	99.57	55.78
Total:	389	225,211,694	100.00	5.894	5.644	710	74.35	81.28	45.85

Minimum: 30.36
Maximum: 100.00
Weighted Average: 81.28

Geographical Distribution (Top 5)	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
California	126	73,784,978	32.76	5.752	5.502	713	74.18	80.32	45.05
Virginia	40	19,573,297	8.69	6.439	6.189	719	77.69	88.35	37.06
Arizona	33	17,643,861	7.83	6.112	5.862	706	78.27	83.25	34.68
Florida	23	15,317,423	6.80	5.984	5.734	690	75.75	85.02	63.00
Illinois	30	14,623,385	6.49	5.908	5.658	714	76.22	82.35	48.29
Other	137	84,268,749	37.42	5.826	5.576	710	72.33	79.20	47.40
Total:	389	225,211,694	100.00	5.894	5.644	710	74.35	81.28	45.85

California loan breakdown	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
North CA	85	48,085,507	21.35	5.741	5.491	713	74.27	79.97	47.26
South CA	41	25,699,471	11.41	5.773	5.523	713	74.01	80.97	40.91
States Not CA	263	151,426,716	67.24	5.963	5.713	709	74.43	81.75	46.25
Total:	389	225,211,694	100.00	5.894	5.644	710	74.35	81.28	45.85

Top 10 Zip Codes	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
31561	1	4,301,000	1.91	5.875	5.625	660	38.11	38.11	0.00
20148	6	3,121,050	1.39	6.286	6.036	718	78.43	91.44	34.88
20120	6	3,060,400	1.36	6.960	6.710	734	75.47	89.42	0.00
94115	1	2,973,000	1.32	5.750	5.500	728	64.63	64.63	0.00
10510	1	2,590,000	1.15	5.500	5.250	750	70.00	70.00	0.00
33139	3	2,500,500	1.11	6.275	6.025	665	62.71	68.31	39.99
32746	1	2,360,000	1.05	5.875	5.625	635	80.00	80.00	100.00
20176	4	2,141,877	0.95	7.006	6.756	712	77.46	85.33	0.00
92110	2	2,096,000	0.93	5.972	5.722	717	67.91	71.78	0.00
02420	3	2,040,543	0.91	5.519	5.269	685	77.44	83.96	51.48
Other	361	198,027,323	87.93	5.865	5.615	712	75.34	82.54	49.37
Total:	389	225,211,694	100.00	5.894	5.644	710	74.35	81.28	45.85

FICO Scores	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
600 or less or Not Available	3	1,476,000	0.66	5.679	5.429	574	80.00	90.81	100.00
601 - 620	1	1,000,000	0.44	5.875	5.625	616	60.24	60.24	100.00
621 - 640	22	13,886,875	6.17	6.627	6.377	630	77.61	84.24	47.24
641 - 660	36	23,095,635	10.26	5.941	5.691	654	68.98	73.06	56.55
661 - 680	55	32,830,273	14.58	6.202	5.952	670	72.12	80.37	31.60
681 - 700	56	30,160,139	13.39	5.967	5.717	691	73.63	81.32	38.84
701 - 720	45	26,072,182	11.58	5.726	5.476	710	75.67	83.04	50.76
721 - 740	47	29,007,573	12.88	5.907	5.657	729	75.67	83.83	39.87
741 - 760	41	23,571,304	10.47	5.601	5.351	750	76.15	82.18	40.26
761 or more	83	44,111,714	19.59	5.613	5.363	779	75.81	82.26	56.21
Total:	389	225,211,694	100.00	5.894	5.644	710	74.35	81.28	45.85

Minimum (not less than 400): 574
Maximum: 822
Weighted Average: 710

Mortgage Properties	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
Condominium	30	15,459,190	6.86	5.784	5.534	709	74.49	84.46	54.18
PUD	126	69,271,887	30.76	5.988	5.738	710	75.93	83.43	46.99
Single Family	219	133,144,138	59.12	5.838	5.588	710	73.63	79.54	46.04
Two- to Four Family	14	7,336,479	3.26	6.246	5.996	718	72.21	85.74	14.17
Total:	389	225,211,694	100.00	5.894	5.644	710	74.35	81.28	45.85

Occupancy types	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
Investor	27	14,819,294	6.58	6.981	6.731	708	75.47	85.26	9.82
Primary	343	198,192,978	88.00	5.791	5.541	711	74.39	81.20	48.53
Secondary	19	12,199,422	5.42	6.245	5.995	704	72.34	77.74	46.09
Total:	389	225,211,694	100.00	5.894	5.644	710	74.35	81.28	45.85

Loan Purpose	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
Purchase	215	116,600,066	51.77	5.934	5.684	718	77.52	88.07	51.03
Cash Out Refinance	124	75,811,085	33.66	5.933	5.683	703	71.65	74.68	38.53
Rate/Term Refinance	50	32,800,543	14.56	5.658	5.408	700	69.32	72.38	44.38
Total:	389	225,211,694	100.00	5.894	5.644	710	74.35	81.28	45.85

Document Type	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
Employement Only	28	15,816,247	7.02	6.888	6.638	694	73.54	83.68	0.00
Full	194	103,268,045	45.85	5.496	5.246	712	76.99	84.14	100.00
No Doc	33	17,115,241	7.60	6.851	6.601	709	74.40	82.83	0.00
Stated Doc	134	89,012,161	39.52	5.994	5.744	711	71.43	77.24	0.00
Total:	389	225,211,694	100.00	5.894	5.644	710	74.35	81.28	45.85

Silent 2nd	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
N	198	123,772,805	54.96	5.814	5.564	710	72.63	72.63	41.66
Y	191	101,438,888	45.04	5.990	5.740	711	76.45	91.83	50.97
Total:	389	225,211,694	100.00	5.894	5.644	710	74.35	81.28	45.85

Summary	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
Conforming	481	74,529,339	85.20	6.817	6.567	688	76.49	85.17	16.61
Non-Conforming	22	12,946,625	14.80	7.203	6.953	659	74.13	79.79	5.83
Total:	503	87,475,963	100.00	6.874	6.624	684	76.14	84.37	15.01

Total Balance: $87,475,963.21
Avg Loan Balance: $173,908.48
WA Gross Rate: 6.874%
WA Net Rate: 6.624%
WA FICO: 684
WA LTV: 76.14%
WA Rem Term: 354
WA Months to Reset: 0
As of Date: 2005-09-01
WA Gross Margin: 0.000%
WA First Periodic Cap: 0.000%
WA Max Rate: 0.000%
IO%: 40.07%
Cal %: 6.99%
LTV > 80 no mi: 0%

Current Principal Balance	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
$50,000.00 or less	21	870,605	1.00	7.262	7.012	699	74.76	78.64	18.47
$50,000.01 - $100,000.00	120	8,995,737	10.28	6.926	6.676	687	74.93	81.68	26.98
$100,000.01 - $150,000.00	128	15,979,616	18.27	6.854	6.604	690	76.48	84.02	17.47
$150,000.01 - $200,000.00	93	16,513,207	18.88	6.750	6.500	693	75.82	84.14	14.41
$200,000.01 - $250,000.00	54	12,217,309	13.97	6.795	6.545	680	77.36	85.86	20.08
$250,000.01 - $300,000.00	35	9,570,513	10.94	6.680	6.430	679	77.38	86.25	14.45
$300,000.01 - $359,699.00	27	9,058,852	10.36	6.842	6.592	694	77.33	89.70	3.77
$359,699.01 - $600,000.00	18	8,226,125	9.40	6.817	6.567	672	73.24	79.95	14.52
$600,000.01 - $800,000.00	3	1,924,000	2.20	7.460	7.210	649	79.19	95.22	0.00
$800,000.01 - $1,000,000.00	3	2,920,000	3.34	8.289	8.039	631	80.00	80.00	0.00
$1,000,000.01 - $1,250,000.00	1	1,200,000	1.37	6.750	6.500	672	60.00	70.00	0.00
Total:	503	87,475,963	100.00	6.874	6.624	684	76.14	84.37	15.01

Minimum: $28,000.00
Maximum: $1,200,000.00
Average: $173,908.48

Loan Originators	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
American Home Mortgage	503	87,475,963	100.00	6.874	6.624	684	76.14	84.37	15.01
Total:	503	87,475,963	100.00	6.874	6.624	684	76.14	84.37	15.01

Current Gross Rate	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
5.001% - 5.500%	1	63,350	0.07	5.500	5.250	723	70.00	70.00	0.00
5.501% - 6.000%	30	5,562,961	6.36	5.959	5.709	715	60.94	69.34	16.47
6.001% - 6.500%	147	26,580,998	30.39	6.351	6.101	700	74.34	84.45	22.68
6.501% - 7.000%	158	26,357,476	30.13	6.818	6.568	683	76.82	85.92	12.47
7.001% or more	167	28,911,178	33.05	7.584	7.334	662	80.10	85.82	10.04
Total:	503	87,475,963	100.00	6.874	6.624	684	76.14	84.37	15.01

Minimum: 5.500%
Maximum: 9.000%
Weighted Average: 6.874%

Current Net Rate	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
5.001% - 5.500%	4	636,011	0.73	5.725	5.475	722	61.00	80.43	0.00
5.501% - 6.000%	81	15,037,202	17.19	6.128	5.878	710	68.20	77.48	23.92
6.001% - 6.500%	164	29,417,944	33.63	6.558	6.308	693	75.81	85.29	16.32
6.501% - 7.000%	137	21,393,630	24.46	7.033	6.783	673	78.72	86.34	13.44
7.001% or more	117	20,991,177	24.00	7.723	7.473	661	80.11	86.13	8.84
Total:	503	87,475,963	100.00	6.874	6.624	684	76.14	84.37	15.01

Minimum: 5.250%
Maximum: 8.750%
Weighted Average: 6.624%

Amortization Type	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
Interest Only	179	35,055,400	40.07	6.936	6.686	685	77.08	88.07	17.25
Fully Amortizing	324	52,420,563	59.93	6.832	6.582	683	75.50	81.90	13.51
Total:	503	87,475,963	100.00	6.874	6.624	684	76.14	84.37	15.01

Remaining Months to maturity	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
300 or less	16	2,178,149	2.49	6.259	6.009	673	69.79	70.25	8.54
351 - 355	2	177,473	0.20	6.168	5.918	735	37.05	37.05	0.00
356 - 360	485	85,120,341	97.31	6.891	6.641	684	76.38	84.83	15.21
Total:	503	87,475,963	100.00	6.874	6.624	684	76.14	84.37	15.01

Minimum: 175
Maximum: 359
Weighted Average: 354

Seasoning	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
1 - 6	503	87,475,963	100.00	6.874	6.624	684	76.14	84.37	15.01
Total:	503	87,475,963	100.00	6.874	6.624	684	76.14	84.37	15.01

Index for loans	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
15 YR FIXED	16	2,178,149	2.49	6.259	6.009	673	69.79	70.25	8.54
30 YR FIXED	487	85,297,814	97.51	6.889	6.639	684	76.30	84.74	15.18
Total:	503	87,475,963	100.00	6.874	6.624	684	76.14	84.37	15.01

Distribution by IO only terms	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
0	324	52,420,563	59.93	6.832	6.582	683	75.50	81.90	13.51
120	179	35,055,400	40.07	6.936	6.686	685	77.08	88.07	17.25
Total:	503	87,475,963	100.00	6.874	6.624	684	76.14	84.37	15.01

Original Prepayment Penalty Term	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
0	503	87,475,963	100.00	6.874	6.624	684	76.14	84.37	15.01
Total:	503	87,475,963	100.00	6.874	6.624	684	76.14	84.37	15.01

Original LTV	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
50.00% or less	21	3,259,494	3.73	6.387	6.137	673	41.32	41.32	0.00
50.01% - 55.00%	5	1,043,998	1.19	6.152	5.902	707	53.84	53.84	0.00
55.01% - 60.00%	11	2,646,549	3.03	6.564	6.314	679	58.67	63.21	5.68
60.01% - 65.00%	12	2,557,055	2.92	6.283	6.033	728	63.44	69.16	0.00
65.01% - 70.00%	89	15,055,175	17.21	6.632	6.382	705	69.60	85.27	15.50
70.01% - 75.00%	21	2,587,832	2.96	6.821	6.571	673	73.27	73.70	22.10
75.01% - 80.00%	290	51,323,209	58.67	6.981	6.731	680	79.72	88.62	16.35
80.01% - 85.00%	5	1,199,516	1.37	7.088	6.838	647	84.51	84.51	0.00
85.01% - 90.00%	26	3,859,658	4.41	7.206	6.956	657	89.97	89.97	29.96
90.01% - 95.00%	23	3,943,476	4.51	7.225	6.975	672	94.88	94.88	13.36
Total:	503	87,475,963	100.00	6.874	6.624	684	76.14	84.37	15.01

Minimum: 13.16
Maximum: 95.00
Weighted Average: 76.14

Combined LTV	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
50.00% or less	21	3,259,494	3.73	6.387	6.137	673	41.32	41.32	0.00
50.01% - 55.00%	5	1,043,998	1.19	6.152	5.902	707	53.84	53.84	0.00
55.01% - 60.00%	10	1,446,549	1.65	6.410	6.160	685	57.57	57.57	10.40
60.01% - 65.00%	10	2,052,902	2.35	6.359	6.109	733	63.71	63.71	0.00
65.01% - 70.00%	34	6,491,494	7.42	6.686	6.436	692	67.28	69.13	10.88
70.01% - 75.00%	20	2,536,332	2.90	6.797	6.547	674	73.27	73.27	22.55
75.01% - 80.00%	146	25,075,933	28.67	7.102	6.852	671	79.41	79.60	8.20
80.01% - 85.00%	10	2,189,738	2.50	6.874	6.624	661	79.42	84.17	2.94
85.01% - 90.00%	59	11,290,799	12.91	6.921	6.671	677	80.68	89.95	25.42
90.01% - 95.00%	76	11,860,522	13.56	7.058	6.808	695	82.62	94.78	18.41
95.01% - 100.00%	112	20,228,201	23.12	6.727	6.477	692	77.95	99.91	22.39
Total:	503	87,475,963	100.00	6.874	6.624	684	76.14	84.37	15.01

Minimum: 13.16
Maximum: 100.00
Weighted Average: 84.37

Geographical Distribution (Top 5)	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
Florida	57	10,365,999	11.85	7.116	6.866	688	77.57	84.60	9.13
Illinois	37	7,601,776	8.69	6.913	6.663	672	77.15	86.66	10.59
Arizona	34	6,905,802	7.89	6.861	6.611	674	78.04	85.90	14.13
New York	21	6,490,965	7.42	7.213	6.963	673	76.26	89.44	12.35
California	27	6,118,642	6.99	6.427	6.177	690	69.67	76.07	8.24
Other	327	49,992,779	57.15	6.830	6.580	686	76.20	84.13	18.20
Total:	503	87,475,963	100.00	6.874	6.624	684	76.14	84.37	15.01

California loan breakdown	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
North CA	7	1,914,933	2.19	6.228	5.978	703	66.68	69.44	11.09
South CA	20	4,203,709	4.81	6.517	6.267	685	71.03	79.09	6.95
States Not CA	476	81,357,321	93.01	6.907	6.657	683	76.62	85.00	15.52
Total:	503	87,475,963	100.00	6.874	6.624	684	76.14	84.37	15.01

Top 10 Zip Codes	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
02186	1	1,200,000	1.37	6.750	6.500	672	60.00	70.00	0.00
33037	1	1,000,000	1.14	9.000	8.750	633	80.00	80.00	0.00
60546	1	1,000,000	1.14	7.500	7.250	638	80.00	80.00	0.00
10309	1	920,000	1.05	8.375	8.125	622	80.00	80.00	0.00
86303	4	887,188	1.01	6.562	6.312	707	75.32	84.45	0.00
10580	1	700,000	0.80	7.500	7.250	707	77.78	100.00	0.00
85007	1	616,000	0.70	7.500	7.250	557	80.00	90.00	0.00
11368	1	608,000	0.70	7.375	7.125	677	80.00	95.00	0.00
20874	1	599,496	0.69	6.875	6.625	661	80.00	80.00	0.00
34655	3	588,176	0.67	7.220	6.970	657	89.47	89.47	0.00
Other	488	79,357,103	90.72	6.810	6.560	687	76.05	84.48	16.55
Total:	503	87,475,963	100.00	6.874	6.624	684	76.14	84.37	15.01

FICO Scores	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
600 or less or Not Available	6	1,439,623	1.65	7.382	7.132	575	77.96	84.20	57.21
601 - 620	20	3,532,655	4.04	7.445	7.195	616	74.70	76.14	34.92
621 - 640	70	14,515,980	16.59	7.295	7.045	631	79.20	83.70	7.11
641 - 660	77	13,768,792	15.74	6.853	6.603	650	77.68	83.52	18.92
661 - 680	81	14,847,701	16.97	6.749	6.499	671	75.29	83.85	13.30
681 - 700	62	10,186,780	11.65	6.731	6.481	690	74.61	86.76	14.45
701 - 720	50	8,038,503	9.19	6.943	6.693	709	76.61	88.78	11.51
721 - 740	44	6,379,119	7.29	6.708	6.458	729	73.94	84.35	12.06
741 - 760	43	6,325,972	7.23	6.505	6.255	749	73.67	84.80	9.84
761 or more	50	8,440,838	9.65	6.583	6.333	781	75.04	83.96	19.83
Total:	503	87,475,963	100.00	6.874	6.624	684	76.14	84.37	15.01

Minimum (not less than 400): 557
Maximum: 816
Weighted Average: 684

Mortgage Properties	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
Coop	1	98,954	0.11	6.500	6.250	722	20.95	20.95	0.00
Condominium	28	4,104,527	4.69	6.825	6.575	696	74.17	82.63	21.39
PUD	94	19,047,339	21.77	6.988	6.738	688	77.41	85.99	15.30
Single Family	327	53,000,163	60.59	6.802	6.552	677	75.91	83.35	14.25
Two- to Four Family	53	11,224,980	12.83	7.042	6.792	702	76.27	87.66	15.92
Total:	503	87,475,963	100.00	6.874	6.624	684	76.14	84.37	15.01

Occupancy types	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
Investor	165	20,624,149	23.58	7.033	6.783	704	74.79	79.97	19.87
Primary	327	65,385,808	74.75	6.823	6.573	676	76.69	85.87	13.54
Secondary	11	1,466,006	1.68	6.871	6.621	725	70.26	79.45	12.43
Total:	503	87,475,963	100.00	6.874	6.624	684	76.14	84.37	15.01

Loan Purpose	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
Purchase	292	50,809,761	58.08	6.875	6.625	694	77.93	89.40	15.24
Cash Out Refinance	158	29,451,332	33.67	6.900	6.650	666	73.55	76.96	12.10
Rate/Term Refinance	53	7,214,870	8.25	6.759	6.509	681	74.05	79.25	25.24
Total:	503	87,475,963	100.00	6.874	6.624	684	76.14	84.37	15.01

Document Type	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
Employement Only	101	15,850,349	18.12	6.757	6.507	693	74.72	82.02	0.00
Full	94	13,131,192	15.01	6.693	6.443	678	78.66	90.03	100.00
No Doc	118	22,413,689	25.62	7.065	6.815	687	73.50	78.22	0.00
Stated Doc	190	36,080,733	41.25	6.872	6.622	679	77.48	87.18	0.00
Total:	503	87,475,963	100.00	6.874	6.624	684	76.14	84.37	15.01

Silent 2nd	Number of Loans	Principal Balance	% of Pool By Principal Balance	Weighted Average Gross Coupon	Weighted Average Net Coupon	Weighted Average FICO	Weighted Average Original LTV	Weighted Average Combined LTV	% Full Alt Doc
N	297	49,264,220	56.32	6.943	6.693	676	75.91	75.91	10.49
Y	206	38,211,743	43.68	6.785	6.535	693	76.43	95.29	20.84
Total:	503	87,475,963	100.00	6.874	6.624	684	76.14	84.37	15.01